
2008 | TSYS Annual Report
OPPORTUNITY

In every period of great change there lies great opportunity.

TSYS®

GLOBAL PRESENCE

75

Number of Countries in Which TSYS Does Business

GLOBAL TRANSACTIONS

10.7 BILLION

Number of Transactions Processed by TSYS Worldwide in 2008

GLOBAL RELATIONSHIPS

60%

Percentage of the Top 10 Global Issuers With Which TSYS Does Business

GLOBAL PRESENCE

19

Number of Countries in Which TSYS Has Local Offices

GLOBAL PAYMENTS

$4 BILLION

Average Dollar Amount Paid and Settled Through TSYS Per Day

MERCHANT SERVICES

1.8 MILLION

Number of Merchant Locations Served

---

world. The story of electronic payments has barely begun in Asia-Pacific, Brazil, India and Russia, and while exponential growth in these key markets may take years, the sheer size of them compels us to take notice and consider the significant prospects.

We are strategically positioned in each of these markets, with a team of leaders to help us seize opportunities and become world ready.

TSYS' FUTURE STATE

We are more than just a "credit card processor," and our new mission — to move any payment form through any payment device, anywhere in the world, through any channel — reflects that. However, our business model is as relevant today as it was when we began 25 years ago. No matter how the world's consumers choose to pay in the future, TSYS will always maintain a backstage presence, routing payments through our robust infrastructure and service-delivery platforms. We have a solid pipeline of new opportunities, and we are focused on cross-selling our products and services throughout the financial industry and any other sector where the need to securely move information exists.

REGULATION

The current economic environment has restricted the ability of banks to make capital investments in new technology. Many financial institutions are dealing with a multitude of legacy systems that require upgrades to meet the advances in technology, not to mention increased compliance and regulatory requirements. Tighter regulations across global markets are expected to reach a fever pitch in the coming year, and a greater emphasis will be placed on risk-management practices across the enterprise.

Banks and others in the financial services sector have more pressing issues than spending time and resources on behind-the-scenes processing and the risk-management strategies in their payment portfolios. As regulatory and compliance requirements increase, banks are more likely to partner with TSYS to help them navigate through these unprecedented circumstances.

INNOVATION

Earlier this year, we introduced **n>genuity in action: n>gen**℠, a new business paradigm that emphasizes our continued commitment to innovation and focuses on developing our people while providing impeccable service to our clients. One of the key attributes of **n>gen** is the introduction of customized portals for our issuing bank clients so that they have a dashboard glance of their business and can make sense of all the information available to them. Our portals provide institutions with the information they need to make better decisions.

Also part of the **n>gen** initiative was the acquisition of Infonox, a Silicon Valley technology firm with payments expertise, leading-edge technologies and exceptional speed-to-market delivery that streamlines the acceptance of multiple payment forms. This new addition to the TSYS family provides connectivity to multiple payment devices and new channels, such as mobile phones, ATM, BillPay and self-service kiosks, giving TSYS the ability to offer even more solutions to win more business.

our performance summary

TSYS, with year-end 2008 total revenue of $1.939 billion, is a leader in enabling electronic payments around the globe. In a challenging business environment, we not only delivered solid financial results but also made fundamental changes that will enable us to continue to grow our business over the long term.

Against the backdrop of weak economies and financial markets, we ended the year with a business that is flexible, agile and more insulated against volatile market conditions.

PERCENTAGE OF TOTAL REVENUE BY KEY SEGMENTS


15.4%
16.3%
68.3%
North America Services
Global Services
Merchant Services



seeking growth in an economic downturn

Philip W. Tomlinson, Chairman of the Board & Chief Executive Officer

On Central Issues Affecting the Company

INDUSTRY CONSOLIDATION

I've said before that industry consolidation has been our greatest challenge, especially during the past decade. In the midst of the current recession, banks are bolstering capital, reducing exposure to risk and seeking opportunities to leverage economies of scale. We believe this environment will continue to make TSYS' offerings more attractive than ever to financial institutions. Outsourcing can help reduce capital outlays, mitigate risk and allow banks to focus on their core business, and we've been ramping up our sales efforts to let banks know how to best utilize our services.

New federal regulations have been adopted, and 2009 may see more legislation that will prompt additional financial institutions to turn to TSYS to keep pace. Disruption has always been a good thing for TSYS, and we are seizing the opportunities as they come.

DIVERSIFICATION

It's no surprise that, given the state of lending in 2008, TSYS had to think carefully about our portfolio composition and how to best diversify. In the past, our success has been built by becoming the finest provider of back-office services to the credit card market. Today, the lines have blurred between the consumer, the merchant, the issuing and acquiring banks, the former associations (now known as card brands), and the processors. We understand how important it is to be proficient in multiple types of payments, such as credit, debit, prepaid and healthcare. And we know it is imperative to interface with as many touch points as possible to continue to be an integral player across the payments landscape. Our diversification strategy is strong and is part of our long-term vision.

We've also completely realigned the way we market and sell products. Those of you who have been long-term shareholders know that our gold-standard payment platform, TS2®, has traditionally been the core of our company's sales pitch. In 2008, we began aggressively marketing and selling our award-winning products and services to retail companies, credit unions, technology companies and other institutions that are not dependent on our core processing platforms.

GLOBALIZATION

It's a shame that poor market conditions in the United States effectively overshadowed the substantial progress we've made internationally — a phenomenal growth of 25.6 percent in 2008. This growth is a direct reflection of global consumers' heightened interest in electronic payments as opposed to cash and checks. We continue to hedge our bets on the relatively low penetration of electronic payments in all regions of the

the winds of change

As one of the world's most unpredictable wonders, winds are both helpful friends and destructive foes. When occurring as part of a volatile storm, air in motion can be one of nature's most devastating forces. But for those who are able to harness the opportunity wind offers, it also powers new inventions, provides electricity, makes transportation possible and supports recreation for all of humankind.

Like colliding weather patterns, the payments industry is volatile today. There's no question that complex global forces are at work, and only the most dynamic and adaptive companies can flourish in a new world. We believe these shifts should be regarded not as a threat, but as a chance to find new and undiscovered prospects. It's true that times of change inevitably bring hardship to some. But to the most agile and inventive, they also bring about opportunity.

Though there are always more questions than answers when it comes to the years ahead, one thing is certain: Human ingenuity is alive and well and can skillfully direct the winds of change to create new possibilities. Just as they've done for centuries, inventors and innovators will continue to enhance our quality of life through their incredible imagination and willingness to embrace change. And in difficult times it's comforting to look back at just how much progress we've made.



TABLE OF CONTENTS

Any Payment	2
Any Channel	4
Anywhere	6
Any Device	8
Letter to Shareholders	10
Financial Highlights	13
Board of Directors	14
TSYS Leadership	16
Financial Data	17
Shareholder Information	88





any payment

In 2008, TSYS processed

more than **10.7** BILLION

payment transactions —

as many as **893**

PER SECOND.

While it may not immediately come to mind as one of the earth's most valuable natural resources, for thousands of years the value of salt was so great that it was used as a form of payment. Entire cities were built with revenue from the salt trade, and soldiers of ancient Rome were compensated with bags full of the valuable mineral. Today, the world's currencies are widespread and diverse, totaling nearly 200 types around the globe. And when one country's method of payment doesn't translate across the border, TSYS can serve as the world's universal link.

Today, TSYS seamlessly supports payments in not only dollars, but in euros, pesos, pounds, rand, yen and countless other forms of currency. We enable payments across borders on six continents with our world-class payments platforms, bringing the value of each country's most precious resources to others on the world stage. Whether the payment is made with a plastic card, a mobile phone or the click of a mouse, TSYS provides the world with simple, efficient tools to support the lifecycle of any payment.





A STAPLE OF THE MODERN DAY KITCHEN, SALT WAS A PRECIOUS NATURAL RESOURCE FOR MANY CIVILIZATIONS THROUGHOUT HISTORY. WHILE WE CAN'T PREDICT JUST HOW PEOPLE WILL CHOOSE TO PAY TOMORROW, WE ARE CERTAIN TSYS WILL MAINTAIN ITS LEADING ROLE IN ENABLING ANY PAYMENT TYPE.



MARKED BY ELABORATE TWISTS AND TURNS, STEEL RAILS FROM ALL CORNERS OF THE WORLD CONVERGED TO FORM INTRICATE PATTERNS OF TRANSPORTATION. THE STORY OF TSYS, WHILE TECHNOLOGICALLY COMPLEX, HAS BEEN WOVEN TOGETHER BY OUR ABILITY TO FORGE CONNECTIONS USING INGENUITY AND STRATEGY.



any channel

Railroads have served as a reliable and trusted way of ushering goods — and a more modern age — across the world. But by the time the train's contents arrive at the store, consumers rarely give a second thought to the length of the journey or the vessel used to bring it to them. Likewise, the world's payment channels are typically far from the minds of buyers and sellers, but to TSYS, they are at the core of our flexibility.

Our power lies in our ability to "ride the rails" of any network or payment channel to transport payments throughout the lifecycle of the transaction. Drawing on the connection of the payment industry's major players, we've established ourselves as experts in forging new shortcuts, routing payments swiftly and demonstrating agility when industry dynamics change. By seamlessly linking buyers with sellers, our global connections make us a steadfast partner to support payments through any channel.



TSYS' acquisition of

INFONOX

in November 2008 further enhanced our ability to seamlessly enable payments through ANY NETWORK in existence — from card brands to regional and in-country networks to online and EMERGING NETWORKS such as healthcare.



Our addition of a

new data center in

JAPAN,

the THIRD LARGEST

card market in the

world, further expanded

TSYS' GLOBAL REACH.

anywhere

While human ingenuity has never roared louder than with the birth of flight, early aircraft were burdened with structural shortcomings that kept them from reaching their peak potential. Building on past iterations, the innovators had to quickly utilize strengths while addressing weaknesses with speed and agility. What emerged was a robust model that was exceedingly nimble and could withstand forceful shifts — an innovation that was critical to reaching new heights.

TSYS enables its clients to swiftly move payments across borders and flawlessly maneuver through the industry's ever-changing landscape. By launching operations in emerging markets and offering new products in established ones, TSYS is poised to capture the momentum of growing markets across the world. Our service delivery platforms allow our clients to go wherever their travels may take them — anywhere in the world.





PROVIDING THE ABILITY TO EXPERIENCE ONE OF LIFE'S MORE REMARKABLE JOYS — TRAVEL — THE AIRPLANE CONNECTED THE WORLD LIKE NEVER BEFORE. BUT AFTER THE FINAL DESTINATION HAS BEEN REACHED, IT'S TSYS THAT STEPS IN TO SUPPORT THE PAYMENTS THAT MAKE LIFE HAPPEN, ANYWHERE.



MORE THAN A CENTURY AFTER A GROUNDBREAKING INVENTION ENABLED INSTANT CONNECTIONS BETWEEN PEOPLE, WE CONTINUE TO SUPPORT DEVICES THAT SIMPLIFY AND ENHANCE THE WAY CONSUMERS PAY. WITH A KEEN FOCUS ON MARKETPLACE TRENDS THAT DEFINE THE NEXT GENERATION OF PAYMENT CHANNELS, TSYS IS PRIMED AND READY TO SUPPORT ANY PAYMENT DEVICE.



any device

The telephone and its ability to connect others without leaving their homes will go down as one of the most novel ideas of the nineteenth and twentieth centuries. It was hard to believe that vocal vibrations could be routed through electrical wires to complete work that used to take days, months or even years in a matter of minutes. Then in quick succession, along came the cordless phone, voicemail, the pager, the Web and the mobile phone — all new communication devices that hastened the pace of business and instantly linked the world through formal and informal networks.

As consumer needs and preferences continue to evolve and an ever greater premium is placed on convenience, TSYS is sharply focused on the art and science of payments. On the Web, at the store, through text messaging, or at a kiosk — no matter how future generations choose to make payments — TSYS will continue to serve as the behind-the-scenes partner to swiftly and seamlessly inspire consumer trust and confidence. Our team is committed and energized to innovate beyond existing limits and support new methods of payments that may not even exist today — through any payment device.



TSYS serves more than 319 MILLION cardholder accounts and more than 1.8 MILLION merchant locations.



PHILIP W. TOMLINSON

Chairman of the Board &
Chief Executive Officer

letter to shareholders

Dear Shareholders and Friends:

What a year. No doubt, 2008 will go down in the history books.

If you type "since the great depression" into a search engine, almost 10 million pages are returned from financial analysts, journalists and consumers detailing 2008's economic climate. In my 35 years of service to TSYS, I have never witnessed anything like it, and I've been astounded by the turn of events and what can only be interpreted as a shockwave in the financial services sector.

To start with the obvious news, two of our marquee clients, Wachovia and Washington Mutual (WaMu), were directly affected by the downturn. WaMu became the largest bank failure in the nation's history, with its assets quickly sold to J.P. Morgan Chase (Chase) in late September. Wachovia, in a dramatic series of events, merged with Wells Fargo. After the last few years and the resulting boom in the business cycle that we've all enjoyed, these are events beyond imagination.

In December we announced Chase would take WaMu's payments business in house. As you may recall, Chase currently has a licensing agreement with TSYS for the use of our market-leading TS2 software and has begun processing the WaMu portfolio using TSYS technology. At the time of this writing, our relationship with Wachovia remains stable, and we remain hopeful.

The downturn in the economy has heightened the focus on risk management and portfolio profitability, and it's safe to say that all of our banking clients are expecting better service than ever before. We are prepared to exceed expectations and will leverage these industry changes to strengthen our competitive edge.

The value of the third-party payments processing model was strongly reaffirmed when new and restrictive regulations on the banking credit card business emerged in 2008 and early 2009. The Truth in Lending Act (also known as Reg Z) and the Unfair or Deceptive Acts or Practices (or Regulation AA), will take effect in July of 2010, demonstrating another example of how industry volatility can represent a business opportunity for our company. We expect financial institutions that process in-house to consider partnering with TSYS when faced with fast-moving and technologically complex changes to their legacy platforms.

Despite the much reported doom and gloom about the economy, I feel very good about the future of TSYS. Disruption has always shown itself to be a positive force for us, and I take heart in the fact that TSYS has the financial and human resources to see us through tough times. We enjoy a strong balance sheet, ample liquidity, adequate reserves and strong capital ratios. At TSYS, we cherish the fact that many of our shareholders have years of experience with us. Although every shareholder's journey is unique, we share a common bond of knowing what it means to stand behind a steadfast, long-term investment.

A GLANCE BACK

Our earnings in 2008 trailed our long-term goal of double-digit growth. The prescription for 2009 is one of rehabilitation and recovery for financial institutions, and there are more questions than answers regarding consumer behavior and government intervention.

When comparing this year's results to the impressive growth of years past, it's easy to overlook that we were a very profitable company in 2008. We met the Street's expectations, and our net income was $250.1 million with total revenues of $1.939 billion. We grew operating cash flow six percent and further strengthened our rock-solid balance sheet.

Amidst all the uncertainty, one point has emerged: TSYS must not shy away from asserting itself in a new financial climate. Despite rapid industry change, we have a solid foundation and a robust business model. We've spent considerable energy in 2008 defining and creating the TSYS of the future, and we expect those preparations to pay dividends in 2009 and beyond.

Achieving results like these considering the significant market turmoil makes us truly excited about what we can accomplish when the markets rebound and business carries on "as usual." In fact, I can tell you that our success is not dependent on the market's rebound, but on our ability to address circumstances and adjust our strategy to seize market opportunities as they emerge. As we've said time and again, TSYS does not make decisions or define strategies with a quarter-to-quarter mentality. We are in the business to create long-term value and lasting relationships, not only with our clients but with our shareholders as well. We take that commitment seriously and have appreciated your continued vote of confidence during the last year.

NORTH AMERICA RESULTS

In the North American segment of our business, we signed new agreements with PartnersFirst, a loyalty affinity group, and First Citizens Bank to include credit card processing, fraud-detection services, and card and statement production. We also renewed agreements with several of our marquee North American clients, such as Target Corporation and Canadian Tire Financial Services. The inception of new relationships and the renewal of existing relationships with these clients is a testament to our focus on outstanding service, top-quality people and technological innovation.

TSYS has been a major player in Mexico for more than 14 years, and we continue to increase market share by forging relationships with new clients. In 2008, we announced an agreement with credit card company Globalcard to provide account-processing services, risk management, portfolio management and reporting tools for the launch of its consumer credit card portfolio. We also won the business of Banco Wal-Mart de México Adelante, S.A. and Metrofinanciera to help launch their credit card portfolios. In addition, we signed an agreement with Tarjetas Unisoluciones S.A. DE C.V., a wholly owned subsidiary of Unibanco Brasil, for the launch of its Unicard México consumer card portfolio. The portfolio will be the first to utilize TSYS' industry-leading TS2 platform in Mexico.

More than ever, the 2008 presidential election transformed healthcare from a somewhat esoteric topic in the payments industry to one that has garnered considerable attention. As we mentioned last year, TSYS has stepped into the consumer-driven healthcare market, supporting the electronic processing of deductibles, co-payments and prescription costs with a single payment card using multiple funding sources. We were pleased to announce that TSYS Healthcare signed long-term agreements with third-party administrators Fringe Benefits Management Company and Paragon Benefits. In an industry with technology that is regarded as nimble and innovative, except when it comes to payments, TSYS makes access to health-spending accounts as consumer friendly as possible. Our clients agree that our healthcare benefits payment platform is the most flexible and the best in its breed.

GLOBAL SUCCESSES

Last year, we shared our intentions to invest strategically and expand internationally, with the goal of generating 30 percent of our total revenue from international operations by the end of 2011. I'm delighted to report that our revenue from international activities was at 16.3 percent of total revenues in 2008. In addition to growing revenue, we also expanded our leadership ranks and strategic direction by establishing a presence in Austria, India, Poland and Turkey. Internationally, TSYS signed agreements with new clients such as Deutsche Bank in Germany, Home Retail Group in the UK and Standard Bank of South Africa. We expanded our agreement with existing client PaySquare to include acquiring processing in Europe, representing a significant milestone for our global acquiring footprint.

We won multiple new relationships in China through our joint venture with China

Achieving results like these considering the significant market turmoil makes us truly excited about what we can accomplish when the markets rebound and business carries on "as usual."

UnionPay Data (CUP Data), in which TSYS holds a 44.56 percent equity investment. CUP Data signed a processing agreement with Citi China, an affiliate of global player Citibank, to process its debit portfolio. CUP Data also signed new processing agreements with China Postal Savings Bank and the Bank of East Asia. In addition, we signed Sony Finance in Japan and assumed the operations of a data center in Okinawa, adding more than 600,000 new accounts and taking over the operations for three new clients.

We also used our flexible PRIME platform to enable Qatar's largest bank, Qatar Islamic Bank, to support chip cards. These chip cards, also known as EMV cards, increase operational efficiency and security for customers. TS Prime℠ is our processing service for low cost, quick entry into new and emerging markets, and we look forward to the future business it will support around the globe.

MERCHANT SERVICES PROGRESS

In 2008, TSYS signed several new merchant-servicing agreements and renewed or expanded existing agreements with five of our Top 25 clients. In 2009, we are looking to grow and expand our influence in the acquiring sector.

On a related note, TSYS is moving beyond the venerable plastic credit and debit card and forging into new and emerging forms of payments. In November 2008, we acquired Infonox, a Silicon Valley-based technology firm, which extends our payment capabilities and brings innovative, cutting-edge technology to the payments marketplace. With Infonox, we enhanced our services with mobile, virtual terminal, ATM, BillPay and self-service kiosk solutions, among others, and we now offer the industry's premier merchant servicing suite. We are thrilled about the opportunity to infuse an entrepreneurial, Silicon Valley mindset into our organization.

While we're on the topic of acquisitions, I'd like to restate TSYS' commitment to making smart, thoughtful acquisitions that fit into our business model. One of the primary reasons for the spin from our former parent company was to diversify our capabilities. While changes may impact our industry, our business model is strong and our strategy sound.

THE ROAD TO INGENUITY

The road to long-term viability is littered with the remains of great companies that lost sight of what made them great. In lean business cycles we know when to balance time-tested, cost-cutting measures with innovation and ingenuity. This year we focused our efforts on a new game-changing business initiative: **n>genuity in action**, or as we call it, **n>gen**.

n>gen is a new business paradigm — much more than a singular innovation, it's a shift in the way we develop and deliver products and services for our clients. By fusing the best of our people, service and technology, we're asserting ourselves as the leading payments company in the world. We have exciting developments planned in the coming years, including a client portal, new debit capabilities, inventive mobile strategies, and new technologies. We are planning, conserving and inventing for the future, and we are confident that we will maintain our position as a high-performance company in the years ahead.

On behalf of everyone at TSYS, thank you for your continued support, and we look forward to sharing our future with you. We can say with certainty that the best is yet to come for TSYS.

Respectfully,

PHILIP W. TOMLINSON
Chairman of the Board & Chief Executive Officer

financial highlights

(dollars in thousands)


04 $956,619
05 $1,289,790
06 $1,434,433
07 $1,428,123
08 $1,492,058

Revenues before reimbursable items*


04 $202,214
05 $287,129
06 $357,082
07 $353,511
08 $371,550

Operating income


04 $150,558
05 $194,520
06 $249,163
07 $237,443
08 $250,100

Net income

(dollars in thousands, except per share data)	2008	2007	% Change
Revenues before reimbursable items*	$1,492,058	$1,428,123	4.5
Total revenues	1,938,608	1,805,836	7.4
Operating income	371,550	353,511	5.1
Net income	250,100	237,443	5.3
Basic earnings per share	1.28	1.21	5.7
Diluted earnings per share	1.27	1.20	5.6
Return on average equity	27.3%	23.0%	
Operating margin	19.2%	19.6%	
Net profit margin	12.9%	13.1%	

** Reimbursable items include payments from clients to TSYS for "out-of-pocket" expenses, such as postage.*

board of directors



Standing from left:

John T. Turner
Private Investor

James H. Blanchard
Chairman of the Board &
Chief Executive Officer, retired
Synovus
Chairman of the Executive Committee
TSYS

M. Troy Woods
President & Chief Operating Officer
TSYS

James D. Yancey
Chairman of the Board, retired
Synovus
Chairman of the Board
Columbus Bank and Trust Company

Gardiner W. Garrard Jr.
President
The Jordan Company

Mason H. Lampton
Chairman of the Board
Standard Concrete Products

Kriss Cloninger III
President & Chief Financial Officer
Aflac Incorporated

Richard W. Ussery
Chairman of the Board, retired
TSYS

H. Lynn Page
Vice Chairman of the Board, retired
Synovus
TSYS

Sidney E. Harris
Professor
Georgia State University,
J. Mack Robinson College of Business

Philip W. Tomlinson
Chairman of the Board &
Chief Executive Officer
TSYS

John P. Illges III*
Senior Vice President, retired
The Robinson-Humphrey Company, Inc.

W. Walter Miller Jr.
Group Executive, retired
TSYS

Walter W. Driver Jr.
Chairman-Southeast
Goldman, Sachs & Co.

Richard Y. Bradley
Attorney at Law
Bradley & Hatcher

Seated from left:

Lovick P. Corn*
Advisory Director
W.C. Bradley Co.

Richard H. Bickerstaff*
Manager
Broken Arrow Land Company, LLC

William B. Turner*
Chairman of the Executive Committee, retired
Synovus
W.C. Bradley Co., retired

George C. Woodruff Jr.*
Real Estate Developer

Rebecca K. Yarbrough
Private Investor

Richard E. Anthony
Chairman of the Board &
Chief Executive Officer
Synovus

*Emeritus Director





Not pictured:

G. Wayne Clough*
Secretary
The Smithsonian Institution

Thomas G. Cousins*
Chairman Emeritus
Cousins Properties, Inc.

Alfred W. Jones III
Chairman of the Board &
Chief Executive Officer
Sea Island Company

Samuel A. Nunn*
Co-Chairman &
Chief Executive Officer
Nuclear Threat Initiative
Distinguished Professor
The Sam Nunn School of International Affairs, Georgia Institute of Technology
Former U.S. Senator

Judge Griffin B. Bell

TSYS said a final goodbye to a great man in January. The Honorable Griffin Boyette Bell, known simply as Judge Bell to all he worked with here at TSYS, served our company and his country with dedication and honor. Born and raised in Americus, Ga., Judge Bell served in World War II, then went on to become a federal judge during the tumultuous 1960s, where he worked to shape several fundamental policies that were critical in the development of our great nation. He later served as attorney general during the presidential administration of fellow Georgian and friend, Jimmy Carter. In the private sector, Judge Bell held for years the venerable title of managing partner at King & Spalding, the largest law firm in the Southeast and one of the most influential in the country.

And finally, he served on the TSYS Board of Directors for 20 years (1987 to 2007), helping mold our board's dynamics and inner workings more than most people will ever know. Judge Bell would have been welcome on any board in the world, yet he chose TSYS, and we loved him and will miss him so much.

PHILIP W. TOMLINSON
Chairman of the Board & Chief Executive Officer

TSYS leadership

EXECUTIVE MANAGEMENT

Philip W. Tomlinson
Chairman of the Board &
Chief Executive Officer

M. Troy Woods
President &
Chief Operating Officer

G. Sanders Griffith III
Senior Executive Vice President,
General Counsel & Secretary

James B. Lipham
Senior Executive Vice President
& Chief Financial Officer

William A. Pruett
Senior Executive Vice President,
Client Services Group

Kenneth L. Tye
Senior Executive Vice President
& Chief Information Officer

Gaylon Jowers Jr.
President, TSYS International
Executive Vice President,
Sales, Strategy & Emerging Markets

Robert J. Philbin
President, TSYS Acquiring Solutions,
Executive Vice President

MANAGEMENT COMMITTEE

Connie C. Dudley
Executive Vice President,
Product & Client Development

Ryland L. Harrelson
Executive Vice President
& Chief Human Resource Officer

Stephen W. Humber
Executive Vice President
& Chief Technology Officer

Kelley C. Knutson
Executive Vice President,
Global Services

Colleen W. Kynard
Executive Vice President,
Customer Care

Paul M. Todd
Executive Vice President,
Mergers, Acquisitions & Strategy

Dorenda K. Weaver
Executive Vice President
& Chief Accounting Officer

Bruce L. Bacon
Group Executive,
Chief Sales & Marketing Officer

W. Allen Pettis
Group Executive,
Relationship Management

GROUP EXECUTIVES

James A. Accordino
Gracie H. Allmond
Ronald L. Barnes
Rodney Q. Boyer
James B. Cosgrove
David E. Duncan
Robert E. Evans
David R. Figgat
Anthony W. Hodge
Virginia A. Holman
William T. Hunt
J. Matthew Jardina
G. Clyde Jinks III
Billy J. Kilgore II
Charles F. Kinney
Suzanne Kump
John C. Latimer
Jeanne A. McDowell
Kathleen Moates
Keith D. Pierce
Dr. Safwan Shah
B. Wayne Smith
Mary M. Stewart
Richard L. St. John
Barry J. Tompkins
R. Carlton Wilkinson
Kathy L. Wills
Olin M. Wise
David E. Wood

INTERNATIONAL MANAGING DIRECTORS

Antonio Jorge "AJ" de Castro Bueno
Brazil

David E. Duncan
China

Kelley C. Knutson
Europe

Amit Sethi
India

Hitoshi Kondo
Japan

Jesús M. Navarro Torres
Mexico

Jaffar Agha-Jaffar
Middle East, Africa & Russia

Selected Financial Data

The following financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and Financial Review, included elsewhere in this Annual Report. The historical trends in TSYS' results of operations and financial position over the last five years are presented below. Revenues before reimbursable items and net income have grown over the last five years at compounded annual growth rates of 12.5% and 12.2%, respectively. The balance sheet data also reflect the continued strong financial position of TSYS as evidenced by the current ratio of 2.5:1 at December 31, 2008.

	Years Ended December 31,				
(in thousands, except per share data)	**2008**	2007	2006	2005	2004
Income Statement Data:					
Revenues:					
Electronic payment processing services	**$ 976,852**	955,926	989,062	869,788	758,313
Merchant acquiring services	**261,427**	254,069	260,275	237,418	26,169
Other services	**253,779**	218,128	185,096	182,584	172,137
Revenues before reimbursable items	**1,492,058**	1,428,123	1,434,433	1,289,790	956,619
Reimbursable items	**446,550**	377,713	352,738	313,141	230,389
Total revenues	**1,938,608**	1,805,836	1,787,171	1,602,931	1,187,008
Expenses:					
Salaries and other personnel expense	**598,573**	576,655	522,244	461,871	361,532
Net technology and facilities expense	**298,701**	273,154	327,254	302,699	240,424
Spin related expenses	**11,140**	13,526	—	—	—
Other operating expenses	**212,094**	211,277	227,853	238,091	152,449
Expenses before reimbursable items	**1,120,508**	1,074,612	1,077,351	1,002,661	754,405
Reimbursable items	**446,550**	377,713	352,738	313,141	230,389
Total expenses	**1,567,058**	1,452,325	1,430,089	1,315,802	984,794
Operating income	**371,550**	353,511	357,082	287,129	202,214
Nonoperating income	**5,850**	24,180	14,772	4,798	2,077
Income before income taxes, minority interest and equity in income of equity investments	**377,400**	377,691	371,854	291,927	204,291
Income taxes	**131,795**	143,668	126,182	103,286	77,210
Income before minority interest and equity in income of equity investments	**245,605**	234,023	245,672	188,641	127,081
Minority interests in subsidiaries' net income	**(1,576)**	(1,976)	(752)	(256)	(259)
Equity in income of equity investments	**6,071**	5,396	4,243	6,135	23,736
Net income	**$ 250,100**	237,443	249,163	194,520	150,558
Basic earnings per share (EPS)	**$ 1.28**	1.21	1.27	0.99	0.76
Diluted EPS	**$ 1.27**	1.20	1.26	0.99	0.76
Cash dividends declared per share	**$ 0.28**	3.31	0.27	0.22	0.14
Weighted average common shares outstanding	**196,106**	196,759	196,744	197,145	196,847
Weighted average common and common equivalent shares outstanding	**196,705**	197,165	197,077	197,345	197,236

	At December 31,				
(in thousands)	**2008**	2007	2006	2005	2004
Balance Sheet Data:					
Total assets	**$1,550,252**	1,479,020	1,634,241	1,410,897	1,281,943
Working capital	**376,390**	312,783	448,929	235,277	176,291
Obligations under long-term debt and capital leases, excluding current portion	**209,870**	256,593	3,625	3,555	4,508
Shareholders' equity	**990,948**	844,473	1,217,360	1,012,772	864,612

Financial Overview

Total System Services, Inc.'s (TSYS' or the Company's) revenues are derived from providing electronic payment processing and related services to financial and nonfinancial institutions, generally under long-term processing contracts. TSYS' services are provided primarily through the Company's cardholder systems, TS2 and TS1, to financial institutions and other organizations throughout the United States and internationally. The Company currently offers merchant acquiring services to financial institutions and other organizations mainly through its majority owned subsidiary, GP Network Corporation (GP Net), and its wholly owned subsidiary, TSYS Acquiring Solutions, L.L.C. (TSYS Acquiring).

Due to the somewhat seasonal nature of the credit card industry, TSYS' revenues and results of operations have generally increased in the fourth quarter of each year because of increased transaction and authorization volumes during the traditional holiday shopping season. Furthermore, growth or declines in card portfolios of existing clients, the conversion of cardholder accounts of new clients to the Company's processing platforms and the loss of cardholder accounts either through purges or deconversions impact the results of operations from period to period.

Another factor which may affect TSYS' revenues and results of operations from time to time is consolidation in the financial services or retail industries either through the sale by a client of its business, its card portfolio or a segment of its accounts to a party which processes cardholder accounts internally or uses another third-party processor. A change in the economic environment in the retail sector, or a change in the mix of payments between cash and cards could favorably or unfavorably impact TSYS' financial position, results of operations and cash flows in the future.

A significant amount of the Company's revenues is derived from long-term contracts with large clients, including certain major customers. Processing contracts with large clients, representing a significant portion of the Company's total revenues, generally provide for discounts on certain services based on the size and activity of clients' portfolios. Therefore, electronic payment processing revenues and the related margins are influenced by the client mix relative to the size of client card portfolios, as well as the number and activity of individual cardholder accounts processed for each client. Consolidation among financial institutions has resulted in an increasingly concentrated client base, which results in a change in client mix toward larger clients. With the deconversion of certain account portfolios in 2006 and 2007, TSYS expects its client mix to be less dependent upon large clients.

Based upon available market data that includes cards processed in-house, the Company believes that in 2008, 42% of the U.S. consumer credit card market was processed on a TSYS system (includes licensed TSYS software). The Company also believes it held an 85% share of the Visa and MasterCard U.S. commercial card processing market in 2008. In addition, the Company believes TSYS Acquiring is the second-largest processor of merchant accounts and processes transactions for approximately 27% market share of all bankcard accepting merchant locations in the United States.

The Company provides services to its clients including processing consumer, retail, commercial, government services, stored value and debit cards. Below is a general description of each type of account:

Account type	Description
Consumer	Visa and MasterCard credit cards
Retail	Private label cards
Commercial	Purchasing cards, corporate cards and fleet cards for employees; US General Services Administration purchasing and travel cards for government employees; American Express cards
Government services	Student loan processing accounts
Stored value	Prepaid cards, including loyalty incentive cards, health care cards, flexible spending cards and gift cards
Debit	On-line (PIN-based) and off-line (signature-based) accounts

The tables on pages 29 and 30 summarize TSYS' accounts on file (AOF) information as of December 31, 2008, 2007 and 2006, respectively.

A summary of the financial highlights for the years ended December 31, 2008, 2007 and 2006, respectively, is provided below:

	Years Ended December 31,			**Percent Change**	
(in millions, except per share data and employees)	**2008**	2007	2006	**2008 vs. 2007**	2007 vs. 2006
Revenues before reimbursable items	**$1,492.1**	1,428.1	1,434.4	**4.5%**	(0.4)%
Total revenues	**1,938.6**	1,805.8	1,787.2	**7.4**	1.0
Operating income	**371.6**	353.5	357.1	**5.1**	(1.0)
Net income	**250.1**	237.4	249.2	**5.3**	(4.7)
Basic EPS	**1.28**	1.21	1.27	**5.7**	(4.7)
Diluted EPS	**1.27**	1.20	1.26	**5.6**	(4.8)
Cash flows from operating activities	**353.7**	334.9	385.8	**5.6**	(13.2)
Other:					
AOF	**352.5**	375.5	416.4	**(6.1)**	(9.8)
Cardholder transactions processed	**7,694.1**	9,508.5	10,096.2	**(19.1)**	(5.8)
Average full-time equivalent employees (FTE)	**7,691**	6,799	6,642	**13.1**	2.4

Significant highlights for 2008 include:

Corporate

- Announced the launch of ingenuity in action: n>gen℠, a new business paradigm that makes it easy for TSYS clients to efficiently and thoroughly manage all their complex payments-related business needs with point-and-click ease. n>gen is not a new platform and use of n>gen will not require conversion to a new platform — it adds a new level of business intelligence made available through analytical-based services, giving institutions a "total" view of their portfolios to make actionable, well-informed decisions on growth opportunities and overall risk.

North America

- Entered into an agreement with JPMorgan Chase with respect to the discontinuation of the services of Washington Mutual Bank's consumer card portfolio by TSYS.

- Signed an agreement with Unicard México, a wholly owned subsidiary of Unibanco Brasil, one of the world's top 20 banks and the first TS2 client in Mexico.

- Signed a multi-year commercial and consumer credit card processing agreement with First Citizens Bank of Raleigh, North Carolina. TSYS also provides merchant acquiring services to First Citizens.

- Signed a multi-year agreement with Banco Wal-Mart de México Adelante, S.A. to launch its consumer credit card that includes fraud detection and analytic services.

- Signed an agreement with Metrofinanciera for the launch of a new credit card program in Mexico.

- Announced a partnership with Paragon Benefits in the roll-out of the My Care Card℠ to provide an "off-the-shelf" card product for flexible benefit payment processing.

- Announced the signing of a payments processing agreement with Globalcard for the launch of its consumer card portfolio. Under terms of the agreement, TSYS will provide account processing services, risk management, portfolio management and reporting tools to Globalcard, a Mexican-based credit card company.

- Announced an agreement with PartnersFirst Affinity Services, a division of Torrey Pines Bank, to process its consumer credit card portfolio. In addition to core processing, PartnersFirst will leverage TSYS' gold-standard technology for online credit card services and instant application; card, statement and letter production; and a full suite of customer care offerings. The partnership between TSYS and PartnersFirst offers consumers a full spectrum of credit card services for the small and mid-sized affinity partner market.

- Announced the renewal of its agreement with Canadian Tire Financial Services, a division of Canadian Tire Corporation, Limited, to exclusively process its payment cards programs. The multi-year agreement includes Canadian Tire's MasterCard-branded and private label retail portfolios.

- Announced the renewal of a long-term agreement with Target Corporation, the operator of Target and SuperTarget stores, to service its REDcard portfolio. The multi-year agreement will include systems processing for Target® Visa® Credit Card, Target Credit Card℠, Target Check Card℠ and the Target Business Card®. Target announced that it had entered into a $3.6 billion credit facility with Chase Bank USA, N.A. secured by an undivided interest in approximately 47% of its credit card receivables. Target retains control of its credit card portfolio and the creation of this credit facility does not impact TSYS' extended processing relationship with Target.

- Announced the development by TSYS Loyalty of an innovative product that calculates points and rewards for customers who subscribe to multiple products with a single financial institution, including direct deposit, credit, mortgage, insurance and Certificate of Deposit accounts. TSYS Enterprise Rewards℠ (patent pending) also supports a Web interface, which allows the subscriber to manage their total relationship with a single access point.
- Announced the successful market launch of an advanced benefits payments system. Fringe Benefits Management Company, the first third-party administrator to use this innovative solution, offers its subscribers the ability to pay from multiple healthcare tax-advantaged accounts, credit accounts and cash accounts through a single card.

Global

- Signed a multi-year agreement to process a significant credit card portfolio for a leading German financial institution.
- Began offering merchant payment services to PaySquare in the Benelux. PaySquare is TSYS' first acquirer-processing client in Europe.
- Announced the addition of a new data center in Okinawa, Japan and signed AZ Card, OCS and Nagasaki Kenmin Shinyo Kumiai to service 340,000 accounts.
- Signed a multi-year agreement with Sony Finance International, Inc. to process its newly introduced credit card program.
- Announced China UnionPay Data Services Co., Ltd. (CUP Data), TSYS' joint venture with China UnionPay, signed two processing agreements. One agreement was with China Postal Savings Bank, China's fifth largest lender. The other agreement was with Bank of East Asia, Hong Kong's largest local independent bank.
- Signed a multi-year agreement to service approximately 3 million private-label store accounts for Argos and Homebase retail brands that are part of Home Retail Group, the UK's leading home and general goods retailer.
- Completed a contract to provide Standard Bank of South Africa card issuing, merchant acquiring and related payment services for the multiple countries across Africa in which Standard Bank operates. The South African-based financial services company has a global presence, operating in 18 countries in Africa and 20 countries on other continents, including the key financial centers of Europe, the Americas and Asia.

Merchant

- Signed nine new clients and renewed fourteen long-term contracts during 2008.
- Acquired Infonox on the Web (Infonox) to provide additional new payment technology and acceptance capabilities. Infonox provides TSYS new client types in the gaming and casino business and new payment applications with self-serve kiosks, ATMs, bill payment, remote deposit and money transfer.

Industry

- Experienced significant market turmoil during the year, especially during the second half of 2008. As a result, several financial institutions were acquired or taken over in both private and brokered transactions. Two financial institutions that were acquired, Washington Mutual and Wachovia, are clients of the Company. Washington Mutual is expected to deconvert in March 2009.

Financial Review

This Financial Review provides a discussion of critical accounting policies and estimates, related party transactions and off-balance sheet arrangements. This Financial Review also discusses the results of operations, financial position, liquidity and capital resources of TSYS and outlines the factors that have affected its recent earnings, as well as those factors that may affect its future earnings. The accompanying Consolidated Financial Statements and related Notes and Selected Financial Data are an integral part of this Financial Review and should be read in conjunction with it.

Critical Accounting Policies and Estimates

TSYS' financial position, results of operations and cash flows are impacted by the accounting policies the Company has adopted. In order to gain a full understanding of the Company's financial statements, one must have a clear understanding of the accounting policies employed.

Refer to Note 1 in the consolidated financial statements for more information on the Company's basis of presentation and a summary of significant accounting policies.

Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations are listed in the Company's forward-looking statements on pages 43, 44 and 45. Negative developments in these or other risk factors could have a material adverse effect on the Company's financial position, results of operations and cash flows.

Management believes that the following accounting policies are the most critical to fully understand and evaluate the Company's results. Within each critical policy, the Company makes estimates that require management's subjective or complex judgments about the effects of matters that are inherently uncertain.

A summary of the Company's critical accounting estimates applicable to all three reportable operating segments follows:

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
ACCOUNTS RECEIVABLE		
The Company estimates the allowances for doubtful accounts.	When estimating the allowances for doubtful accounts, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior experience with specific customers of accounts receivable write-offs and prior history of allowances in proportion to the overall receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company's large clients could have a material adverse effect on collectibility of receivables and thus the adequacy of the allowance for doubtful accounts.	If the actual collectibility of clients' accounts is not consistent with the Company's estimates, bad debt expense, which is recorded in other operating expenses, may be materially different than was initially recorded. The Company's experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.
The Company estimates allowances for billing adjustments for potential billing discrepancies.	When estimating the allowance for billing adjustments, the Company considers its overall history of billing adjustments, as well as its history with specific clients and known disputes.	If the actual adjustments to clients' billing is not consistent with the Company's estimates, billing adjustments, which is recorded as a reduction of revenues in the Company's consolidated statements of income, may be materially different than was initially recorded. The Company's experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.
REVENUE RECOGNITION		
The Company estimates revenue for service billings not yet invoiced.	Since TSYS invoices clients for processing services monthly in arrears, the Company estimates revenues for one month of service billings not yet invoiced.	If actual client revenue billing is not consistent with the Company's estimates, processing revenues may be materially different than was initially recorded. The Company's experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions

ASSET IMPAIRMENT

Analysis of potential asset impairment involves various estimates and assumptions:

Contract Acquisition Costs

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
In evaluating for recoverability, expected undiscounted net operating cash flows are estimated by management.	The Company evaluates the carrying value of contract acquisition costs associated with each customer for impairment on the basis of whether these costs are fully recoverable from either contractual minimum fees (conversion costs) or from expected undiscounted net operating cash flows of the related contract (cash incentives paid). The determination of expected undiscounted net operating cash flows requires management to make estimates. These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed or diminished prospects for current clients.	If the actual cash flows are not consistent with the Company's estimates, a material impairment charge may result and net income may be materially different than was initially recorded. Note 7 in the consolidated financial statements contains a discussion of contract acquisition costs. The net carrying value of contract acquisition costs on the Company's Consolidated Balance Sheets as of December 31, 2008 was $137.4 million.

Software Development Costs

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
In evaluating for recoverability, expected undiscounted net operating cash flows are estimated by management.	The Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by expected undiscounted net operating cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made.	If the actual cash flows are not consistent with the Company's estimates, a material write-off may result and net income may be materially different than was initially recorded. Note 6 in the consolidated financial statements contains a discussion of internally developed software costs. The net carrying value of internally developed software on the Company's Consolidated Balance Sheets as of December 31, 2008 was $67.3 million.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
Goodwill		
In evaluating for impairment, discounted net cash flows for future periods are estimated by management.	Under Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangibles Assets,"* goodwill is required to be tested for impairment at least annually. The combination of the income approach utilizing the discounted cash flow (DCF) method and the market approach, utilizing readily available market valuation multiples, is used to estimate the fair value. Under the DCF method, the fair value of the asset reflects the present value of the projected earnings that will be generated by each asset after taking into account the revenues and expenses associated with the asset, the relative risk that the cash flows will occur, the contribution of other assets, and an appropriate discount rate to reflect the value of invested capital. Cash flows are estimated for future periods based on historical data and projections provided by management.	If the actual cash flows are not consistent with the Company's estimates, a material impairment charge may result and net income may be materially different than was initially recorded. Note 8 in the consolidated financial statements contains a discussion of goodwill. The net carrying value of goodwill on the Company's Consolidated Balance Sheets as of December 31, 2008 was $166.0 million.
Long-lived Assets and Intangibles		
In evaluating for recoverability, expected undiscounted net operating cash flows are estimated by management.	The Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract acquisition costs and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.	If the actual cash flows are not consistent with the Company's estimates, a material impairment charge may result and net income may be materially different than was initially recorded.

Critical Estimates	Assumptions and Judgment	Impact if Actual Results Differ from Assumptions
TRANSACTION PROCESSING PROVISIONS		
The Company records estimates to accrue for contract contingencies (performance penalties) and processing errors.	A significant number of the Company's contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When providing these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company's contracts, progress towards milestones and known processing errors not covered by insurance.	If the actual performance penalties incurred are not consistent with the Company's estimates, performance penalties and processing errors, which is recorded in other operating expenses, may be materially different than was initially recorded. The Company's experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.
INCOME TAXES		
In calculating its effective tax rate, the Company makes decisions regarding certain tax positions, including the timing and amount of deductions and allocations of income among various tax jurisdictions. The Company makes estimates as to the amount of deferred tax assets and liabilities and records valuation allowances to reduce its deferred tax assets to reflect the amount that is more likely than not to be realized.	The Company has various tax filing positions, including the timing and amount of deductions and credits, the establishment of reserves for audit matters and the allocation of income among various tax jurisdictions. The Company considers projected future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance.	Actual results may differ from the Company's estimates. If the Company realizes a deferred tax asset or the Company was unable to realize a net deferred tax asset, an adjustment to the deferred tax asset would increase or decrease earnings, respectively, in the period the difference is recognized.

Related Party Transactions

During 2008, the Company provided electronic payment processing and other services to the Company's equity investments, Total System Services de México, S.A. de C.V. (TSYS de México) and CUP Data. Prior to the spin-off by Synovus Financial Corp. (Synovus) of the shares of TSYS held by Synovus to Synovus' shareholders, the Company provided electronic payment processing and other services to Synovus and its affiliates.

On October 25, 2007, the Company announced that it had entered into an agreement and plan of distribution with Synovus, under which Synovus planned to distribute all of its shares of TSYS common stock in a spin-off to Synovus shareholders. On December 31, 2007, Synovus completed the spin-off to its shareholders of the shares of TSYS and TSYS became a fully independent company, creating broader diversification of the Company's shareholder base, more liquidity of the Company's shares, and providing for the opportunity for additional investment in strategic growth opportunities and potential acquisitions.

Refer to Notes 11, 14 and 23 in the consolidated financial statements for further information on spin-related items.

The related party services are performed under contracts that are similar to its contracts with unrelated third party customers. The Company believes the terms and conditions of transactions between the Company and these related parties are comparable to those which could have been obtained in transactions with unaffiliated parties. The Company's margins with respect to related party transactions are comparable to margins recognized in transactions with unrelated third parties. The amounts related to these transactions are disclosed on the face of TSYS' consolidated financial statements. No significant changes have been made to the method of establishing terms with the affiliated companies during the periods presented.

Refer to Note 2 in the consolidated financial statements for more information on transactions with affiliated companies.

Post Spin-off

The Company continues to provide electronic payment processing and other services to Synovus subsequent to the spin-off. Beginning January 1, 2008, the Company's transactions with Synovus and its affiliates are no longer considered related party transactions.

Off-Balance Sheet Arrangements

OPERATING LEASES: As a method of funding its operations, TSYS employs noncancelable operating leases for computer equipment, software and facilities. These leases allow the Company to provide the latest technology while avoiding the risk of ownership. Neither the assets nor obligations related to these leases are included on the balance sheet. Refer to Note 17 in the consolidated financial statements for further information on operating lease commitments.

Recent Accounting Pronouncements

In June 2008, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position Emerging Issues Task Force (EITF) 03-6-1 (FSP EITF 03-6-1), *"Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities."* FSP EITF 03-6-1 holds that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are "participating securities" as defined in EITF 03-6, *"Participating Securities and the Two-Class Method under FASB Statement No. 128, 'Earnings per Share,'"* and therefore should be included in computing EPS using the two-class method.

The two-class method is an earnings allocation method for computing EPS when an entity's capital structure includes two or more classes of common stock or common stock and participating securities. It determines EPS based on dividends declared on common stock and participating securities and participation rights of participating securities in any undistributed earnings. FSP EITF 03-6-1 is effective for reporting periods beginning after December 15, 2008, and it requires restatement of prior periods. TSYS does not expect FSP EITF 03-6-1 to have any impact on its financial position, operating income and net income. However, TSYS' basic and diluted EPS will be reduced as the result of including the participating securities in the calculations of EPS. The following table shows the expected impact of adopting FSP EITF 03-6-1 on EPS for 2008, 2007 and 2006:

As Reported	**2008**	2007	2006
Basic EPS	**$1.28**	1.21	1.27
Diluted EPS	**$1.27**	1.20	1.26

Impact of Adoption	**2008**	2007	2006
Basic EPS	**$1.26**	1.20	1.26
Diluted EPS	**$1.26**	1.20	1.26

In April 2008, the FASB issued FASB Staff Position FAS 142-3 (FSP FAS 142-3), *"Determination of the Useful Life of Intangible Assets."* The guidance in FSP FAS 142-3 is to clarify the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. Historical experience (adjusted for entity-specific factors) should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. In the absence of historical experience, market participant assumptions should be used consistent with the highest and best use of the asset (adjusted for entity-specific factors). FSP FAS 142-3 is effective for reporting periods beginning after December 15, 2008. The Company does not expect the impact of adopting FSP FAS 142-3 on its financial position, results of operations and cash flows to be material.

In December 2007, the FASB issued EITF No. 07-1 (EITF 07-1), *"Collaborative Arrangements."* The guidance in EITF 07-1 is to define collaborative arrangements and to establish reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. A collaborative arrangement is a contractual arrangement that involves a joint operating activity and involves two or more parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. EITF 07-1 is effective for reporting periods beginning after December 15, 2008, and it requires restatement of prior periods for all collaborative arrangements existing as of the effective date. The Company does not expect the impact of adopting EITF 07-1 on its financial position, results of operations and cash flows to be material.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (SFAS No. 160), *"Noncontrolling Interests in Consolidated Financial Statements."* SFAS No. 160 will require noncontrolling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. SFAS No. 160 applies to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date except that comparative information must be recast to classify noncontrolling interests in equity, attribute net income and other comprehensive income to noncontrolling interests, and to provide other disclosures. SFAS No. 160 is effective for periods beginning on or after December 15, 2008. The Company does not expect the impact of adopting SFAS No. 160 on its financial position, results of operations and cash flows to be material.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R (SFAS No. 141R), *"Business Combinations."* SFAS No. 141R requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at "full fair value." SFAS No. 141R applies to all business combinations, including combinations among mutual entities and combinations by contract alone. SFAS No. 141R is effective for periods beginning on or after December 15, 2008. SFAS No. 141R applies for the Company prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS No. 159), *"The Fair Value Option for Financial Assets and Financial Liabilities."* SFAS No. 159 permits the Company to choose to measure many financial instruments and certain other items at fair value. Upon adoption of SFAS No. 159 on January 1, 2008, TSYS did not elect the fair value option for any financial instrument it did not currently report at fair value.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), *"Fair Value Measurements."* Although this statement does not require any new fair value measurements, in certain cases its application has changed previous practice in determining fair value. SFAS No. 157 became effective for the Company beginning January 1, 2008 as it relates to fair value measurements of financial assets and liabilities and certain non-financial assets and liabilities that are recognized at fair value in its financial statements on a recurring basis (at least annually). It will be effective beginning January 1, 2009 for certain other non-financial assets and non-financial liabilities.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy for fair value measurements based upon the inputs to the valuation and the degree to which they are observable or not observable in the market. The three levels in the hierarchy are as follows:

- Level 1 — Inputs to the valuation based upon quoted prices (unadjusted) for identical assets or liabilities in active markets that are accessible as of the measurement date.
- Level 2 — Inputs to the valuation include quoted prices in either markets that are not active, or in active markets for similar assets or liabilities, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data.
- Level 3 — Inputs to the valuation that are unobservable inputs for the asset or liability.

SFAS No. 157 assigns the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The adoption of SFAS No. 157 and SFAS No. 159 did not have a material impact upon the Company's financial position, results of operations and cash flows.

The following table sets forth certain revenue and expense items as a percentage of total revenues and the percentage increase or decrease in those items from the table of Selected Financial Data presented on page 17:

	Percent of Total Revenues			Percent Change in Dollar Amounts	
	Years Ended December 31,				
	2008	2007	2006	**2008 vs. 2007**	2007 vs. 2006
Revenues:					
Electronic payment processing services	**50.4%**	52.9	55.3	**2.2%**	(3.4)%
Merchant acquiring services	**13.5**	14.1	14.6	**2.9**	(2.4)
Other services	**13.1**	12.1	10.4	**16.3**	17.8
Revenues before reimbursable items	**77.0**	79.1	80.3	**4.5**	(0.4)
Reimbursable items	**23.0**	20.9	19.7	**18.2**	7.1
Total revenues	**100.0**	100.0	100.0	**7.4**	1.0
Expenses:					
Salaries and other personnel expense	**30.9**	31.9	29.2	**3.8**	10.4
Net technology and facilities expense	**15.4**	15.1	18.3	**9.4**	(16.5)
Spin related expenses	**0.6**	0.8	—	**(17.6)**	nm
Other operating expenses	**10.9**	11.7	12.8	**0.4**	(7.3)
Expenses before reimbursable items	**57.8**	59.5	60.3	**4.3**	(0.3)
Reimbursable items	**23.0**	20.9	19.7	**18.2**	7.1
Total expenses	**80.8**	80.4	80.0	**7.9**	1.6
Operating income	**19.2**	19.6	20.0	**5.1**	(1.0)
Nonoperating income	**0.3**	1.3	0.8	**(75.8)**	63.7
Income before income taxes, minority interest and equity in income of equity investments	**19.5**	20.9	20.8	**(0.1)**	1.6
Income taxes	**6.8**	8.0	7.1	**(8.3)**	13.9
Income before minority interest and equity in income of equity investments	**12.7**	12.9	13.7	**4.9**	(4.7)
Minority interests in consolidated subsidiaries' net income	**(0.1)**	(0.1)	(0.0)	**20.2**	nm
Equity in income of equity investments	**0.3**	0.3	0.2	**12.5**	27.2
Net income	**12.9%**	13.1	13.9	**5.3**	(4.7)

nm = not meaningful

Results of Operations

Revenues

The Company generates revenues from the fees that it charges customers for providing transaction processing and other payment-related services. The Company's pricing for transactions and services is complex. Each category of revenue has numerous fee components depending on the types of transactions or services provided. TSYS reviews its pricing and implements pricing changes on an ongoing basis. In addition, standard pricing varies among its regional businesses, and such pricing can be customized further for customers through tiered pricing of various thresholds for volume activity. TSYS' revenues are based upon transactional information accumulated by its systems or reported by its customers. The Company's revenue growth was moderated by currency translation impact of foreign operations, as well as doing business in the current economic environment. Of the total revenue changes of 7.4% for the year ended December 31, 2008, the Company estimates revenues decreased by a net 2.2% due to foreign currency exposure and pricing, and increased 9.6% for volume changes.

Total revenues increased 7.4%, or $132.8 million, for the year ended December 31, 2008, compared to the year ended December 31, 2007, which increased 1.0%, or $18.7 million, compared to the year ended December 31, 2006. The increases in revenues for 2008 and 2007 include a decrease of $21.1 million and an increase of $17.8 million, respectively, related to the effects of currency translation of the Company's foreign-based subsidiaries and branches. Excluding reimbursable items, revenues increased 4.5%, or $63.9 million, for the year ended December 31, 2008, compared to the year ended December 31, 2007, which decreased 0.4%, or $6.3 million, compared to the year ended December 31, 2006. The Company expanded its product and service offerings through acquisitions in 2008 and 2006. The impact of those acquisitions on consolidated total revenues for each of the years presented was $72.8 million in 2008, $40.4 million in 2007 and $13.1 million in 2006.

International Revenue

TSYS provides services to its clients worldwide and plans to continue to expand its service offerings internationally in the future. TSYS' international revenues are generated by all three of TSYS' operating segments. Total revenues from clients domiciled outside the United States for the years ended December 31, 2008, 2007 and 2006, respectively, are summarized below:

				Percent Change	
(in millions)	**2008**	2007	2006	**2008 vs. 2007**	2007 vs. 2006
Europe	**$269.1**	211.8	158.8	**27.0%**	33.4%
Canada	**127.1**	126.8	102.0	**0.3**	24.2
Japan	**33.9**	24.5	18.6	**38.6**	31.9
Mexico	**13.4**	14.0	12.3	**(4.3)**	14.3
Other	**25.1**	28.5	13.4	**(12.1)**	113.3
Totals	**$468.6**	405.6	305.1	**15.5**	33.0

The Company has two equity investments located in Mexico and China that are accounted for under the equity method of accounting. TSYS does not include the revenues of its equity investments in consolidated revenues.

The increase in revenues in 2008 from clients domiciled outside the United States was a result of acquisitions, new client signings, internal growth of existing clients, the increased use of value added products and services, and the effects of currency translation. Revenues from clients in certain countries decreased as a result of pricing compression and portfolio deconversions.

TSYS expects to continue to grow its international revenues in the future through acquisitions, business expansion, new client signings and internal growth.

Value Added Products and Services

The Company's revenues are impacted by the use of optional value added products and services of TSYS' processing systems. Value added products and services are optional features to which each client can choose to subscribe in order to potentially increase the financial performance of its portfolio. Value added products and services include: risk management tools and techniques, such as credit evaluation, fraud detection and prevention, and behavior analysis tools; and revenue enhancement tools and customer retention programs, such as loyalty programs and bonus rewards. These revenues can increase or decrease from period to period as clients subscribe to or cancel these services. Value added products and services are included primarily in electronic payment processing services revenue.

For the years ended December 31, 2008, 2007 and 2006, value added products and services represented 12.1%, 12.8% and 12.4%, respectively, of total revenues. Revenues from these products and services, which include some reimbursable items paid to third-party vendors, increased 1.6%, or $3.7 million, for 2008 compared to 2007, and increased 4.5%, or $10.0 million, for 2007 compared to 2006.

Major Customers

A significant amount of the Company's revenues is derived from long-term contracts with large clients, including its major customers. TSYS derives revenues from providing various processing and other services to these clients, including processing of consumer and commercial accounts, as well as revenues for reimbursable items. The loss of any one of the Company's major customers could have a material adverse effect on the Company's financial position, results of operations and cash flows.

In October 2006, TSYS converted the vast majority of the Capital One portfolio onto its TS2 platform. TSYS completed the Capital One conversion in March 2007. TSYS expects to maintain the card processing functions of Capital One for at least five years. After a minimum of three years of processing with TSYS, the agreement provides Capital One the opportunity to license TS2 under a long-term payment structure.

In October 2006 TSYS deconverted the Bank of America consumer card portfolio to process on an in-house solution. TSYS continues to provide commercial and small business card processing for Bank of America, as well as merchant processing for Bank of America, according to the terms of the existing agreements for those services.

TSYS' processing agreement with Bank of America provided that Bank of America could terminate its agreement with TSYS for consumer credit card services upon the payment of a termination fee, the amount of which was dependent upon several factors. This fee of approximately $68.9 million was received in October 2006 in conjunction with the Bank of America consumer card portfolio deconversion. In anticipation of the deconversion, TSYS accelerated the amortization of approximately $6 million in contract acquisition costs (comprised of $4 million of amortization related to payments for processing rights, which was recorded as a reduction of revenues, and $2 million of amortization expense related to conversion costs).

In July 2007, Chase had the option to either extend its processing agreement with TSYS for up to five additional two-year periods or migrate the portfolio in-house, under a perpetual license of a modified version of TSYS' processing system with a six-year payment term. Chase discontinued its processing agreement at the end of July 2007 according to the original schedule and began processing in-house.

Although the revenues associated with the Chase licensing arrangement are lower than the revenues associated with the Chase consumer processing arrangement, management believes the impact should not have a material adverse effect on TSYS' financial position, results of operations or cash flows, as TSYS has implemented a paring down of the resources dedicated to the consumer portfolio through employee attrition and/or redeployment, as well as through equipment lease expirations. TSYS expects to continue to support Chase in processing its commercial portfolio.

With the migration to a licensing arrangement and the resulting reduction in revenues, TSYS' revenues from Chase for periods following the migration will be less than 10% of TSYS' total consolidated revenues.

Refer to Note 20 in the consolidated financial statements for more information on major customers.

The Company works to maintain a large and diverse customer base across various industries. However, in addition to its major customers, the Company has other large clients representing a significant portion of its total revenues. The loss of any one of the Company's large clients could have a material adverse effect on the Company's financial position, results of operations and cash flows.

AOF Information *(in millions)*

				Percent Change	
	2008	2007	2006	**2008 vs. 2007**	2007 vs. 2006
At December 31,	**352.5**	375.5	416.4	**(6.1)%**	(9.8)%
YTD Average	**365.7**	401.2	415.6	**(8.8)**	(3.5)

AOF by Portfolio Type *(in millions)*

							Percent Change	
At December 31,	**2008**	**%**	2007	%	2006	%	**2008 vs. 2007**	2007 vs. 2006
Consumer	**205.8**	**58.4%**	201.5	53.7%	262.7	63.0%	**2.2%**	(23.3)%
Retail	**52.9**	**15.0**	56.8	15.1	55.3	13.3	**(7.0)**	2.7
Stored value	**24.9**	**7.1**	49.2	13.1	40.7	9.8	**(49.4)**	20.8
Commercial	**42.8**	**12.1**	39.0	10.4	32.1	7.7	**9.8**	21.6
Government services	**21.2**	**6.0**	23.7	6.3	21.2	5.1	**(10.7)**	11.8
Debit	**4.9**	**1.4**	5.3	1.4	4.4	1.1	**(6.2)**	19.3
Total	**352.5**	**100.0%**	375.5	100.0%	416.4	100.0%	**(6.1)**	(9.8)

AOF by Geographic Area *(in millions)*

At December 31,	2008	%	2007	%	2006	%	Percent Change 2008 vs. 2007	Percent Change 2007 vs. 2006
Domestic	**268.1**	**76.1%**	301.3	80.2%	348.5	83.7%	**(11.0)%**	(13.6)%
International	**84.4**	**23.9**	74.2	19.8	67.9	16.3	**13.7**	9.3
Total	**352.5**	**100.0%**	375.5	100.0%	416.4	100.0%	**(6.1)**	(9.8)

Activity in AOF *(in millions)*

	2007 to 2008	2006 to 2007	2005 to 2006
Beginning balance	**375.5**	416.4	437.9
Internal growth of existing clients	**36.5**	40.3	36.6
New clients	**22.7**	24.2	91.2
Purges/Sales	**(46.3)**	(11.8)	(16.4)
Deconversions	**(35.9)**	(93.6)	(132.9)
Ending balance	**352.5**	375.5	416.4

Electronic Payment Processing Services

Electronic payment processing services revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed, and other processing services for cardholder accounts on file. Cardholder accounts on file include active and inactive consumer credit, retail, debit, stored value, government services and commercial card accounts. Due to the organic growth of TSYS clients and the expanding use of cards, as well as increases in the scope of services offered to clients, revenues relating to electronic payment processing services have continued to grow for all years except 2007.

Electronic payment processing services revenues increased 2.2%, or $20.9 million, for the year ended December 31, 2008, compared to the year ended December 31, 2007, which decreased 3.4%, or $33.1 million, compared to the year ended December 31, 2006. The impact of acquisitions on consolidated electronic payment processing services revenues for each of the years presented was $36.4 million in 2008, $33.2 million in 2007 and $12.4 million in 2006.

Two of the Company's credit card processing clients, Washington Mutual Bank and Wachovia, have recently been acquired. Washington Mutual Bank, for which TSYS provides consumer card processing services, was acquired by JP Morgan Chase Bank (Chase) from the Federal Deposit Insurance Corporation (FDIC) as receiver, and Wachovia, for which TSYS provides consumer and commercial card processing services, was acquired by Wells Fargo.

Chase is a licensee of the Company's TS2 card processing software and processes its consumer credit card portfolio in-house using that software. The Company and Chase have entered into an agreement with respect to the discontinuation of the servicing of Washington Mutual's consumer card portfolio by the Company. The deconversion is expected to take place in March 2009. The loss of Washington Mutual as a processing client is not expected to have a material adverse affect on TSYS' financial position, results of operations or cash flows.

TSYS provides selected processing services to Wells Fargo, including merchant acquiring and commercial card processing services, but TSYS does not provide consumer credit card processing services to Wells Fargo. TSYS expects to continue to provide commercial card processing services for the Wachovia commercial card portfolio to be acquired by Wells Fargo, and is in discussion with Wells Fargo about its processing plans for the Wachovia consumer card portfolio.

The Company has a long term processing agreement with Wachovia but cannot at this time predict if it will ultimately receive the full benefits of the processing agreement. The loss of Wachovia as a processing client is not expected to have a material adverse effect on TSYS' financial position, results of operations or cash flows.

TSYS deconverted the consumer portfolio of Bank of America in October 2006, and the Sears consumer MasterCard and private-label accounts in June 2006. The results for the year ended December 31, 2006 include processing revenues of approximately $242.3 million associated with deconverted portfolios, including Bank of America and Sears. The Company was able to partially offset these losses in revenues in 2007 with the conversion of new accounts and strong internal growth of existing clients.

The Company believes it will increase its electronic payment processing services through the internal growth of existing clients and the conversion of new accounts, primarily internationally.

Electronic Payment Processing Services Revenue

(in millions)


$759.5
$869.8
$989.1
$955.9
$976.9
2004
2005
2006
2007
2008

Merchant Acquiring Services

Merchant acquiring services revenues are derived from providing processing services, acquiring solutions, related systems and integrated support services to financial institutions and other merchant acquirers. Revenues from merchant acquiring services include processing all payment forms including credit, debit, prepaid, electronic benefit transfer and electronic check for merchants of all sizes across a wide array of retail market segments. Merchant acquiring services include authorization and capture of transactions; clearing and settlement of transactions; information reporting services related to transactions; merchant billing services; and point-of-sale equipment sales and service.

Revenues from merchant acquiring services are mainly generated by TSYS' wholly owned subsidiary, TSYS Acquiring, and majority owned subsidiary, GP Net. Merchant acquiring services revenues increased 2.9%, or $7.4 million, for the year ended December 31, 2008, compared to the year ended December 31, 2007, which decreased 2.4%, or $6.2 million, compared to the year ended December 31, 2006. The increase in revenues for 2008, as compared to 2007, is attributable to the acquisition of Infonox, and the internal growth of existing clients offset by client deconversions and price compression. The decrease in revenues for 2007 as compared to 2006 is attributable to client deconversions in the terminal distribution businesses and price compression. The losses were partially offset by the internal transaction growth of existing clients.

Merchant Acquiring Services Revenue

(in millions)



$26.2
$237.4
$260.3
$254.1
$261.4
2004
2005
2006
2007
2008

TSYS Acquiring's results are driven by the authorization and capture transactions processed at the point-of-sale and clearing and settlement transactions. TSYS Acquiring's authorization and capture transactions are primarily through dial-up or Internet connectivity.

During 2008, TSYS Acquiring signed nine new clients and renewed fourteen long-term contracts.

During 2007, TSYS Acquiring renewed long-term agreements with two of its top 10 clients or five of its top 20 clients, as well as signed several new clients. TSYS Acquiring also began integrated clearing and settlement processing for Discover Network card acceptance to merchant acquirers and independent sales organizations.

TSYS Acquiring also expanded its offerings during 2008 to include the Infonox solution set, a host of new point-of-sale terminals and software applications including solutions for the health care industry, PCI scanning and assessment services. These offerings compliment the existing enhanced Dynamic Currency Conversion and multi-currency processing services, Spanish language telephone processing, improved Internet-based research and portfolio reporting capabilities, new Merchant Boarding and Maintenance (MBM) capabilities.

Other Services

Revenues from other services consist primarily of revenues generated by TSYS' wholly owned subsidiaries not included in electronic payment processing services or merchant acquiring services, as well as TSYS' business process management services. These services include mail and correspondence processing services, teleservicing, data documentation capabilities, offset printing, client service, collections and account solicitation services. TSYS provides clients, through its wholly owned subsidiary, Columbus Depot Equipment Company, with an option to lease certain equipment necessary for online communications and for the use of TSYS applications. Through its wholly owned subsidiary Columbus Productions, Inc., TSYS provides full-service commercial printing services to TSYS clients and others. TSYS Total Debt Management, Inc. (TDM) provides recovery collections work, bankruptcy process management, legal account management and skip tracing. TSYS Loyalty, Inc. (TSYS Loyalty) provides targeted loyalty consulting, as well as travel, gift card and merchandise reward programs to more than 40 national and regional financial institutions in the United States. TSYS Managed Services EMEA Ltd. (TSYS Managed Services) provides specialized customer-servicing operations, including back-office, cross-selling and up-selling activities for financial institutions engaged in electronic payment processing and merchant acquiring activities.

Revenues from other services increased $35.7 million, or 16.3%, in 2008, compared to 2007. In 2007, revenues from other services increased $33.0 million, or 17.8%, compared to 2006. The increase in 2008 compared to 2007 is mainly attributable to increased call center revenues and increased debt collection services performed by TDM. The increase in 2007 compared to 2006 is mainly attributable to the impact of acquisitions and increased debt collection services performed by TDM. The impact of acquisitions on consolidated other services revenues for each of the years presented was $31.9 million in 2008 and $5.7 million in 2007.


Other Services Revenue
(in millions)
$170.9
$182.6
$185.1
$218.1
$253.8
2004
2005
2006
2007
2008

In November 2006, TSYS announced a joint venture with Merchants to deliver a comprehensive range of managed services to financial institutions across Europe, the Middle East and Africa. The new venture is called TSYS Managed Services.

Prior to the new agreement, TSYS contracted with Merchants to provide these services to TSYS' international clients, and these services were characterized as reimbursable items. With the new agreement, these services will be characterized as other services revenues. Refer to Note 22 in the consolidated financial statements for further information on TSYS Managed Services.

In May 2006, TSYS' collection subsidiary renegotiated a contract with its largest client. One of the provisions that was changed related to the handling of attorney fees and court costs. Prior to the renegotiation, these fees and costs were included in other services revenues. After the renegotiation, these fees and costs are now included in reimbursables. TSYS recognized $16.9 million, $11.3 million and $25.9 million of attorney fees and court costs for the years ended December 31, 2008, 2007 and 2006, respectively, as other services revenues.

Reimbursable Items

As a result of the FASB's EITF No. 01-14 (EITF 01-14), *"Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred,"* the Company has included reimbursements received for out-of-pocket expenses as revenues and expenses. The largest reimbursable expense items for which TSYS is reimbursed by clients are attorney fees and court costs and postage. The Company's reimbursable items are impacted with changes in postal rates and changes in the volumes of all mailing activities by its clients. Reimbursable items increased $68.8 million, or 18.2%, in 2008, as compared to 2007. Reimbursable items increased $25.0 million, or 7.1%, in 2007, as compared to 2006.

The Company's reimbursable items are impacted by acquisitions. The impact of acquisitions on consolidated reimbursable items revenues for each of the years presented was $2.5 million in 2008, $1.4 million in 2007 and $1.0 million in 2006.

In connection with the renegotiated collection subsidiary contract discussed in other services revenues, TSYS has recognized $181.3 million of attorney fees and court costs for the year ended December 31, 2008 as reimbursable items, as compared to $103.6 million for the year ended December 31, 2007, as compared to $20.2 million for the year ended December 31, 2006.

Operating Expenses

As a percentage of revenues, operating expenses increased in 2008 to 80.8%, compared to 80.4% and 80.0% for 2007 and 2006, respectively. As a percentage of revenues, the increase in expenses for the years ended December 31, 2008 and 2007, includes a decrease of $15.6 million and an increase of $14.4 million for 2008 and 2007, respectively, related to the effects of currency translation of the Company's foreign based subsidiaries, branches and divisions. The impact of acquisitions on consolidated total expenses for each of the years presented was $93.0 million in 2008, $55.1 million in 2007 and $16.3 million in 2006. Operating expenses were $1,567.1 million in 2008, compared to $1,452.3 million in 2007 and $1,430.1 million in 2006.

Salaries and Other Personnel Expense

Summarized below are the major components of salaries and other personnel expense for the years ended December 31, 2008, 2007 and 2006:

	Years Ended December 31,			Percent Change	
(in thousands)	**2008**	2007	2006	**2008 vs. 2007**	2007 vs. 2006
Salaries	**$451,719**	417,237	386,811	**8.3%**	7.9%
Employee benefits	**97,791**	105,868	105,367	**(7.6)**	0.5
Nonemployee wages	**57,828**	50,271	43,913	**15.0**	14.5
Share-based compensation	**17,957**	13,162	9,157	**36.4**	43.7
Other	**13,594**	14,527	12,237	**(6.4)**	18.7
Less capitalized expenses	**(40,316)**	(24,410)	(35,241)	**(65.2)**	30.7
Totals	**$598,573**	576,655	522,244	**3.8**	10.4

The impact of acquisitions on consolidated salaries and other personnel expenses for each of the years presented was $58.4 million in 2008, $33.6 million in 2007 and $6.8 million in 2006. In addition, the change in salaries and other personnel expense is associated with the normal salary increases and related benefits, offset by the level of employment costs capitalized as software development and contract acquisition costs. Salaries and other personnel expense include the accrual for performance-based incentive benefits, which includes bonuses, profit sharing and employer 401(k) expenses. For the years ended December 31, 2008, 2007 and 2006, the Company accrued $10.9 million, $38.7 million and $40.0 million, respectively, of performance-based incentives.

The Company maintains share-based employee compensation plans for purposes of incenting and retaining employees. In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised) (SFAS No. 123R) "*Share-Based Payment*," which the Company adopted on January 1, 2006. SFAS No. 123R requires the Company to recognize compensation expense for the nonvested portion of outstanding share-based compensation granted in the form of stock options based on the grant-date fair value of those awards. Refer to Note 14 in the consolidated financial statements for more information on share-based compensation.

Share-based compensation expenses include the impact of expensing the fair value of stock options, as well as expenses associated with nonvested shares. For the year ended December 31, 2008, share-based compensation was $17.9 million (excluding $6.8 million included in spin related expenses), compared to $13.2 million (excluding $5.4 million included in spin related expenses) and $9.2 million for the same period in 2007 and 2006, respectively.

The Company's salaries and other personnel expense is greatly influenced by the number of employees. Below is a summary of the Company's employee data:

Employee Data: (FTE)	**2008**	2007	2006	Percent Change **2008 vs. 2007**	2007 vs. 2006
At December 31,	**8,110**	6,921	6,749	**17.2%**	2.5%
YTD Average	**7,691**	6,799	6,642	**13.1**	2.4

The majority of the increase in the number of employees in 2008 as compared to 2007 is a result of the acquisition of Infonox (104) and the expansion of TSYS' international business (782). The majority of the increase in the number of employees in 2007 as compared to 2006 is a result of the expansion of TSYS' international business.

Prior to the spin-off, Synovus provided certain administrative services, such as human resources, legal, security and tax preparation and compliance, to TSYS in exchange for a management fee, which is included in other operating expenses, to cover TSYS' pro rata share of services. With the spin-off, TSYS began recruiting employees and assumed these functions during 2008. During the 2008 transition period, TSYS continued to utilize Synovus' administrative services until these functions were operational within TSYS in exchange for an adjusted management fee based on utilization. As it assumed these functions, the Company's salaries and other personnel expenses increased, while other operating expenses decreased. TSYS' headcount has increased by approximately 60 people as these administrative services transitioned to TSYS.

Net Technology and Facilities Expense

Summarized below are the major components of net technology and facilities expense for the years ended December 31, 2008, 2007 and 2006:

(in thousands)	Years Ended December 31,			Percent Change	
	2008	2007	2006	**2008 vs. 2007**	2007 vs. 2006
Depreciation and amortization	**$112,587**	108,630	135,137	**3.6%**	(19.6)%
Equipment and software rentals	**85,910**	80,161	109,427	**7.2**	(26.7)
Repairs and maintenance	**53,023**	45,329	48,079	**17.0**	(5.7)
Asset impairments	**—**	538	—	**nm**	nm
Other	**47,181**	38,496	34,611	**22.6**	11.2
Totals	**$298,701**	273,154	327,254	**9.4**	(16.5)

nm = not meaningful

The impact of acquisitions on consolidated net technology and facilities expenses for each of the years presented was $15.5 million in 2008, $7.4 million in 2007 and $1.9 million in 2006.

Amortization expense of licensed computer software, developed software and acquisition technology intangibles increased 1.0%, or $334,000, for the year ended December 31, 2008, as compared to the year ended December 31, 2007, which decreased 29.6%, or $27.1 million, as compared to the year ended December 31, 2006. The Company has certain license agreements requiring increased license fees based upon achieving certain thresholds of processing capacity commonly referred to as millions of instructions per second or MIPS. These licenses are amortized using a units-of-production basis. As a result of the deconversions during 2006 and 2007, TSYS' total future MIPS are expected to decline, resulting in an increase in software amortization for the periods prior to the deconversion dates. As it converted the vast majority of the Capital One portfolio, TSYS was operating at its highest production capacity in the Company's history. This capacity level was designed to maintain the service processing needs of all clients and was reduced as certain clients deconverted in October 2006. As a result of the deconversion of a consumer portfolio in October 2006, the Company accelerated the amortization of a mainframe software operating system dedicated solely to the processing of the deconverted portfolio. The acceleration resulted in an increase of approximately $11.0 million in software amortization and related prepaid maintenance in 2006. Refer to Note 6 in the consolidated financial statements for further information on computer software.

TSYS' equipment and software needs are fulfilled primarily through operating leases and software licensing arrangements. Equipment and software rental expense was $85.9 million for the year ended December 31, 2008, an increase of $5.7 million, or 7.2%, compared to $80.2 million for the year ended December 31, 2007, a decrease of $29.2 million, or 26.7%, compared to $109.4 million for the year ended December 31, 2006. The Company's equipment and software rentals increased for 2008, as compared to 2007, as a result of increased processing capacity associated with the growth in international business. The Company's equipment and software rentals decreased for 2007, as compared to 2006, as a result of reduced processing capacity for certain clients that deconverted during 2006.

Spin Related Expenses

Spin related expenses consist of expenses associated with the separation from Synovus. In July 2007, Synovus' Board of Directors appointed a special committee of independent directors to make a recommendation with respect to whether to distribute Synovus' ownership interest in TSYS to Synovus' shareholders. As a result, the TSYS Board of Directors formed a special committee of independent TSYS directors to consider the terms of any proposed spin-off by Synovus of its ownership interest in TSYS, including the size of the pre-spin cash dividend. TSYS incurred expenses associated with advisory and legal services in connection with the spin assessment. As the spin-off was finalized and completed, TSYS also incurred expenses for the incremental fair value associated with converting Synovus stock options held by TSYS employees to TSYS options. During the years ended December 31, 2008 and 2007, the Company incurred approximately $11.1 million and $13.5 million of spin related expenses, respectively. Refer to Note 23 in the consolidated financial statements for more information on the spin-off.

Other Operating Expenses

Summarized below are the major components of other operating expenses for the years ended December 31, 2008, 2007 and 2006:

(in thousands)	Years Ended December 31,			Percent Change	
	2008	2007	2006	**2008 vs. 2007**	2007 vs. 2006
Third-party data processing services	**$ 42,960**	39,829	39,943	**7.9%**	(0.3)%
Travel and business development	**24,513**	25,784	20,208	**(4.9)**	27.6
Supplies and stationery	**24,483**	20,022	27,220	**22.3**	(26.4)
Professional advisory services	**23,842**	32,539	23,394	**(26.7)**	39.1
Court costs associated with debt collection services	**16,863**	11,310	25,935	**49.1**	(56.4)
Amortization of conversion costs	**14,392**	15,887	17,840	**(9.4)**	(10.9)
Amortization of acquisition intangibles	**2,899**	3,118	5,108	**(7.0)**	(39.0)
Management fees	**141**	9,031	9,040	**nm**	(0.1)
Asset impairments	**—**	620	—	**nm**	nm
Other	**62,001**	53,137	59,165	**16.7**	(10.2)
Totals	**$212,094**	211,277	227,853	**0.4**	(7.3)

nm = not meaningful

The impact of acquisitions on consolidated other operating expenses for each of the years presented was $16.6 million in 2008, $12.7 million in 2007 and $7.0 million in 2006. Other operating expenses were also impacted by the court costs associated with a debt collection arrangement, amortization of contract acquisition costs and the provision for transaction processing accruals. Amortization of contract acquisition costs associated with conversions was $14.4 million, $15.9 million and $17.8 million in 2008, 2007 and 2006, respectively.

Other operating expenses also include, among other things, costs associated with delivering merchant acquiring services, professional advisory fees, charges for processing errors, contractual commitments and bad debt expense. Management's evaluation of the adequacy of its transaction processing reserves and allowance for doubtful accounts is based on a formal analysis which assesses the probability of losses related to contractual contingencies, processing errors and uncollectible accounts. Increases and decreases in service level quality expenses and charges for bad debt expense are reflected in other operating expenses. For 2008, 2007 and 2006, service level quality expenses were $3.2 million, $35,000 and $11.0 million, respectively. For the year ended December 31, 2008, the Company had recoveries of bad debt expense of $1.6 million. For the year ended December 31, 2007, the Company had provisions for bad debt expense of $900,000. For the year ended December 31, 2006, the Company had recoveries of bad debt expense of $164,000.

TSYS' management fees decreased as it transitioned away from administrative services supplied by Synovus, and began recruiting employees and assumed these functions in 2008. The majority of these types of expenses are salaries and other personnel expense.

Operating Income

Operating income increased 5.1% to $371.5 million in 2008, compared to $353.5 million in 2007, which was a decrease of 1.0% over 2006 operating income of $357.1 million. The operating income margin decreased to 19.2% in 2008, compared to 19.6% and 20.0% in 2007 and 2006, respectively. The decrease in operating margin for 2008 was the result of the increase in reimbursable items which the Company receives reimbursement for out-of-pocket expenses at no margin. The decrease in operating margin for 2007 was mainly attributable to the spin related costs.

Nonoperating Income (Expense)

Nonoperating income consists of interest income, interest expense and gains and losses on currency translations. Nonoperating income decreased in 2008 as compared to 2007, and increased in 2007 as compared to 2006. Interest income for 2008 was $8.7 million, a 67.6% decrease compared to $26.9 million in 2007, which was a 90.8% increase compared to $14.1 million in 2006. The variation in interest income is primarily attributable to the fluctuations in the cash available for investment and changes in short-term interest rates.

Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders, including Synovus. TSYS funded the dividend through a combination of cash on hand and the use of a revolving credit facility. Refer to Notes 11 and 23 in the consolidated financial statements for further information on the financing and the spin-off.

Interest expense for 2008 was $11.3 million, an increase of $8.2 million compared to $3.1 million in 2007, which was an increase of $2.5 million compared to $573,000 in 2006. The increase in interest expense in 2008 compared to 2007 relates to the increased borrowings undertaken by the Company in 2007, primarily associated with paying the one-time special dividend.

For the years ended December 31, 2008, 2007 and 2006, the Company recorded a translation gain of approximately $10.5 million, $41,000 and $1.2 million, respectively, related to intercompany loans and foreign denominated balance sheet accounts.

Occasionally, the Company will provide financing to its subsidiaries in the form of an intercompany loan which is required to be repaid in U.S. dollars. For its subsidiaries whose functional currency is something other than the U.S. dollar, the translated balance of the financing (liability) is adjusted upward or downward to match the U.S.-dollar obligation (receivable) on the Company's financial statements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation in the Company's statements of income. As a result of these financing arrangements, the Company recorded a foreign currency transactional gain on the Company's financing for the years ended December 31, 2008, 2007 and 2006 of $2.2 million, $3.4 million and $3.7 million, respectively.

On October 31, 2008, the Company repaid its loan associated with its Global Services segment of £33.0 million, or approximately $54.1 million, which it obtained in August 2007. Refer to Note 11 in the consolidated financial statements for more information on the long-term financing arrangement.

The Company records foreign currency translation adjustments on foreign-denominated balance sheet accounts. The Company maintains several cash accounts denominated in foreign currencies, primarily in Euros and British Pounds Sterling (BPS). As the Company translates the foreign-denominated cash balances into U.S. dollars, the translated cash balance is adjusted upward or downward depending upon the foreign currency exchange movements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation in the Company's statements of income. As those cash accounts have increased, the upward or downward adjustments have increased. The Company recorded a net translation gain of approximately $8.3 million and a net translation loss of approximately $3.3 million and $2.5 million for the years ended December 31, 2008, 2007 and 2006, respectively, related to the translation of foreign denominated balance sheet accounts, most of which were cash.

The balance of the Company's foreign-denominated cash accounts subject to risk of translation gains or losses at December 31, 2008 was approximately $16.3 million, the majority of which is denominated in Euros.

Income Taxes

Income tax expense was $131.8 million, $143.7 million and $126.2 million in 2008, 2007 and 2006, respectively, representing effective income tax rates of 34.6%, 37.8% and 33.8%, respectively. The calculation of the effective tax rate includes minority interest in consolidated subsidiaries' net income and equity in income of equity investments in pretax income.

During 2008, the Company generated federal and foreign net operating loss benefits in excess of its utilization capacity based on both the Company's current operations and with consideration of future tax planning strategies. Accordingly, the Company increased its valuation allowance for deferred income tax assets by $5.0 million.

TSYS has adopted the permanent reinvestment exception under Accounting Principles Board Opinion No. 23 (APB 23) *"Accounting for Income Taxes — Special Areas,"* with respect to future earnings of certain foreign subsidiaries. As a result, TSYS now considers foreign earnings related to these foreign operations to be permanently reinvested.

In 2008, TSYS reassessed its contingencies for federal and state exposures, which resulted in a net decrease in tax contingency amounts of approximately $2.2 million.

Equity in Income of Equity Investments

TSYS' share of income from its equity in equity investments was $6.1 million, $5.4 million and $4.2 million for 2008, 2007 and 2006, respectively. Refer to Notes 2 and 9 in the consolidated financial statements for more information on equity investments.

Net Income

Net income increased 5.3% to $250.1 million (basic EPS of $1.28 and diluted EPS of $1.27) in 2008, compared to 2007. In 2007, net income decreased 4.7% to $237.4 million (basic EPS of $1.21 and diluted EPS of $1.20), compared to $249.2 million (basic EPS of $1.27 and diluted EPS of $1.26) in 2006. The increase in net income in 2008, as compared to 2007, is the result of the decrease in income taxes. Income taxes in 2007 include taxes related to deconsolidation. Refer to Note 23 in the consolidated financial statements for more information on the spin-off of TSYS by Synovus. The decrease in net income in 2007, as compared to

2006, is the result of spin-related expenses in 2007 and the inclusion of the Bank of America termination fee in 2006.

Net Profit Margin

The Company's net profit margin for 2008 was 12.9%, compared to 13.1% and 13.9% for the years ended December 31, 2007 and 2006, respectively. TSYS' profit margin is impacted by the consolidation of majority-owned subsidiaries. The Company recognizes only its share of net profits from these entities, while consolidating all of their revenues, which has the impact of lowering overall net profit margins.

TSYS' net profit margin decreased for the year ended December 31, 2008 as a result of the increase in reimbursable items for which the Company receives reimbursement for out-of-pocket expenses at no margin. TSYS' net profit margin decreased for the year ended December 31, 2007 as a result of the spin-related expenses.

Operating Segments

North America Services

North America Services segment provides electronic payment processing and related services, including debt collection services, to clients primarily based in North America. This segment has two major customers.

Below is a summary of the North America Services segment:

(in millions, except transactions in billions)	Years Ended December 31, 2008	2007	2006	Percent Change 2008 vs. 2007	2007 vs. 2006
Total revenues	**$1,324.1**	1,262.2	1,322.7	**4.9%**	(4.6)%
Operating income	**268.7**	258.3	283.4	**4.0**	(8.9)
AOF	**319.0**	352.1	395.6	**(9.4)**	(11.0)
Transactions	**6.7**	8.7	9.3	**(23.2)**	(6.7)

The increase in total revenues for 2008 compared to 2007 is attributable to the increase in reimbursable items, primarily court costs, new clients and internal growth of existing clients, and was partially offset by the decline in accounts on file and transaction volumes. The decrease in total revenues for 2007, as compared to 2006, is the result of receiving the Bank of America termination fee associated with their deconversion in October 2006.

Global Services

Global Services segment provides electronic payment processing and related services to clients primarily based outside the North America region. This segment has two major customers.

Below is a summary of the Global Services segment:

(in millions, except transactions in billions)	Years Ended December 31, 2008	2007	2006	Percent Change 2008 vs. 2007	2007 vs. 2006
Total revenues	**$316.9**	252.3	182.5	**25.6%**	38.2%
Operating income	**48.4**	44.1	16.2	**9.8**	nm
AOF	**33.5**	23.4	20.8	**43.4**	12.3
Transactions	**1.0**	0.8	0.8	**22.7**	4.9

nm = not meaningful

The increase in total revenues for 2008 compared to 2007 is driven by growth in accounts and transactions processed. The increase in total revenues for 2007, as compared to 2006, is the result of the increase in call center business.

During the fourth quarter of 2008, the U.S. dollar strengthened against the British Pound. As a result, foreign denominated financial statements were translated into fewer U.S. dollars, which impact the comparison to prior periods when the U.S. dollar was weaker. For 2009, TSYS does not expect any significant movements from the rates that existed at December 31, 2008. As a result, U.S. denominated financial results for TSYS' Global Services' business are expected to be negatively impacted as a result of a relatively stronger dollar in 2009 as compared to 2008.

Merchant Services

Merchant Services segment provides merchant processing and related services to clients primarily based in the United States. This segment has one major customer.

Below is a summary of the Merchant Services segment:

(in millions, except transactions in billions)	Years Ended December 31, 2008	2007	2006	Percent Change 2008 vs. 2007	2007 vs. 2006
Total revenues	**$297.6**	291.3	282.0	**2.2%**	3.3%
Operating income	**65.6**	64.7	57.5	**1.4**	12.5
Point-of-sale transactions	**5.06**	4.94	4.52	**2.3**	9.4

The increase in total revenues for 2008, as compared to 2007, is the result of new business and acquisitions, and was partially offset by price compression and deconversions. The increase in total revenues for 2007, as compared to 2006, is the result of new business being partially offset by price compression and deconversions.

Non-GAAP Financial Measures

The non-generally accepted accounting principles (GAAP) financial measures of reimbursable items, spin-related costs and the Bank of America termination fee presented by TSYS are utilized by management to better understand and assess TSYS' operating results and financial performance. Management evaluates the Company's operating performance based upon operating and net profit margins excluding reimbursable items, a non-GAAP measure. TSYS also uses these non-GAAP financial measures to evaluate and assess TSYS' financial performance against budget. TSYS believes that these non-GAAP financial measures are important to enable investors to understand and evaluate its ongoing operating results.

TSYS believes that these non-GAAP financial measures are representative measures of comparative financial performance that reflect the economic substance of TSYS' current and ongoing business operations. Although non-GAAP financial measures are often used to measure TSYS' operating results and assess its financial performance, they are not necessarily comparable to similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

TSYS believes that its use of these non-GAAP financial measures provides investors with the same key financial performance indicators that are utilized by management to assess TSYS' operating results, evaluate the business and make operational decisions on a prospective, going-forward basis. Hence, management provides disclosure of non-GAAP financial measures in order to allow shareholders and potential investors an opportunity to see TSYS as viewed by management, assess TSYS with some of the same tools that management utilizes internally and compare such information with prior periods.

Profit Margins and Reimbursable Items

Management believes that operating and net profit margins excluding reimbursable items are more useful because reimbursable items do not impact profitability as the Company receives reimbursement for expenses incurred on behalf of its clients. TSYS believes that the presentation of GAAP financial measures alone would not provide its shareholders and potential investors with the ability to appropriately analyze its ongoing operational results, and therefore expected future results. TSYS therefore believes that inclusion of these non-GAAP financial measures provides investors with more information to help them better understand its financial statements just as management utilizes these non-GAAP financial measures to better understand the business, manage its budget and allocate its resources.

Below is the reconciliation between reported margins and adjusted margins excluding reimbursable items for the years ended December 31, 2008, 2007 and 2006:

(in thousands)	**2008**	2007	2006
Operating income	**$ 371,550**	353,511	357,082
Net income	**$ 250,100**	237,443	249,163
Total revenues	**$1,938,608**	1,805,836	1,787,171
Operating margin (as reported)	**19.2%**	19.6%	20.0%
Net profit margin (as reported)	**12.9%**	13.1%	13.9%
Revenues before reimbursable items	**$1,492,058**	1,428,123	1,434,433
Adjusted operating margin	**24.9%**	24.8%	24.9%
Adjusted net profit margin	**16.8%**	16.6%	17.4%

Net Income

Management believes the spin-related costs, net of tax and the Bank of America termination fee, net of related amortization and taxes distort net income as defined by accounting principles generally accepted in the United States. Management evaluates the Company's growth in net income excluding spin-related costs and the Bank of America termination fee. Management believes that net income growth excluding spin-related expenses and the Bank of America termination fee, net of amortization is more useful because it isolates expenses associated with one-time events.

Below is the reconciliation between reported net income and adjusted net income excluding spin-related items for the years ended December 31, 2008, 2007 and 2006:

				Percent Change	
(in thousands)	**2008**	2007	2006	**2008 vs. 2007**	2007 vs. 2006
Net income (as reported)	**$250,100**	237,443	249,163	**5.3%**	(4.7)%
Spin-related costs, net of tax	**7,798**	22,625	—		
Bank of America termination fee, net of amortization and taxes	**—**	—	(40,880)		
Net income (as adjusted)	**$257,898**	260,068	208,283	**(0.8)%**	24.9%

Projected Outlook for 2009

TSYS expects its 2009 net income to change between (3%)-0% as compared to 2008, based on the following assumptions: (1) there will be no additional significant one-time spin costs in 2009; (2) there will be no significant movements in LIBOR and TSYS will not make any significant draws on its $252 million revolving credit facility; (3) estimated total revenues will change 0% to 2% in 2009; (4) anticipated growth levels in employment, technology and other expenses, which are included in 2009 estimates, will be accomplished; (5) there will be no significant movement in foreign currency exchange rates related to TSYS' business subsequent to December 31, 2008; (6) TSYS will not incur significant expenses associated with the conversion of new large clients or acquisitions, or any significant impairment of goodwill or other intangibles; (7) there will be no deconversions of large clients during the year other than as previously announced; and (8) the economy will stabilize in the second half of 2009.

Financial Position, Liquidity and Capital Resources

The Consolidated Statements of Cash Flows detail the Company's cash flows from operating, investing and financing activities. TSYS' primary methods for funding its operations and growth have been cash generated from current operations, the use of leases and the occasional use of borrowed funds to supplement financing of capital expenditures.

Cash Flows from Operating Activities

	Years Ended December 31,		
(in thousands)	**2008**	2007	2006
Net income	**$250,100**	237,443	249,163
Depreciation and amortization	**159,690**	152,468	184,894
Other noncash items and charges, net	**9,354**	6,232	(6,111)
Dividends from equity investments	**6,421**	2,994	2,370
Net change in current and long-term assets and current and long-term liabilities	**(71,820)**	(64,275)	(44,557)
Net cash provided by operating activities	**$353,745**	334,862	385,759

TSYS' main source of funds is derived from operating activities, specifically net income. The increase in 2008 compared to 2007 in net cash provided by operating activities was primarily the result of increased earnings and other noncash items and charges. The decrease in 2007 compared to 2006 in net cash provided by operating activities was primarily the result of decreased earnings and the net change in current and long-term assets and current and long-term liabilities.

Net change in current and long-term assets and current and long-term liabilities include accounts receivable, prepaid expenses, other current assets and other assets, accounts payable, accrued salaries and employee benefits and other liabilities. The change in accounts receivable between the years is the result of timing of collections compared to billings. The change in accounts payable and other liabilities between years is the result of the timing of payments, funding of performance-based incentives and payments of vendor invoices.

During 2007, the Company recognized impairment charges on property of $538,000 and contract acquisition costs of $620,000. Refer to Notes 5, 6 and 7 in the consolidated financial statements for more information on the impairment of developed software, property and contract acquisition costs.

Dividends Received from Equity Investments

Total cash dividends received from equity investments was $6.4 million in 2008, compared to $3.0 million and $2.4 million in 2007 and 2006, respectively.

Cash Flows from Investing Activities

	Years Ended December 31,		
(in thousands)	**2008**	2007	2006
Purchases of property and equipment, net	**$ (47,969)**	(55,274)	(26,506)
Additions to licensed computer software from vendors	**(31,499)**	(33,382)	(11,858)
Additions to internally developed computer software	**(21,777)**	(17,785)	(13,972)
Cash used in acquisitions and equity investments, net of cash acquired	**(50,927)**	(12,552)	(69,391)
Subsidiary repurchase of minority interest	**(343)**	—	—
Additions to contract acquisition costs	**(41,456)**	(22,740)	(42,452)
Net cash used in investing activities	**$(193,971)**	(141,733)	(164,179)

The major uses of cash for investing activities have been the addition of property and equipment, primarily computer equipment, the purchase of licensed computer software and internal development of computer software, investments in contract acquisition costs associated with obtaining and servicing new or existing clients, and business acquisitions. The major use of cash for investing activities in 2008 was for the purchase of Infonox, the purchase of property and equipment and additions to licensed computer software from vendors. The major use of cash for investing activities in 2007 was for the purchase of property and equipment and additions to licensed computer software from vendors. The major use of cash for investing activities in 2006 was for the purchase of TSYS Card Tech and TSYS Managed Services and an increase in the ownership equity of CUP Data.

Property and Equipment

Capital expenditures for property and equipment were $48.0 million in 2008, compared to $55.3 million in 2007 and $26.5 million in 2006. The majority of capital expenditures in 2008, 2007 and 2006 related to investments in new computer processing hardware.

Licensed Computer Software from Vendors

Expenditures for licensed computer software from vendors were $31.5 million in 2008, compared to $33.4 million in 2007 and $11.9 million in 2006. The increase in licensed computer software in 2007 related to the purchase of additional mainframe and distributed system licenses.

Internally Developed Computer Software Costs

Additions to capitalized software development costs, including enhancements to and development of TS2 processing systems, were $21.8 million in 2008, $17.8 million in 2007 and $14.0 million in 2006.

The amount capitalized as software development costs in 2007 is mainly attributable to TSYS Acquiring's development of MBM. The Company remains committed to developing and enhancing its processing solutions to expand its service offerings. In addition to developing solutions, the Company has expanded its service offerings through strategic acquisitions, such as TSYS Card Tech.

Cash Used in Acquisitions

On November 4, 2008, TSYS acquired Infonox for an aggregate consideration of approximately $50.3 million, with contingent payments over the next three years of up to $25.0 million based on performance. The Company has allocated approximately $28.4 million to goodwill. Refer to Note 22 in the consolidated financial statements for more information on Infonox.

During the fourth quarter of 2007, TSYS acquired a 45% ownership interest in jointly owned corporate aircraft for approximately $12.1 million. Refer to Note 22 in the consolidated financial statements for more information on the corporate aircraft.

On November 16, 2006, TSYS acquired majority ownership of TSYS Managed Services for an aggregate consideration of approximately $2.5 million, including direct acquisition costs. Refer to Note 22 in the consolidated financial statements for more information on TSYS Managed Services.

On July 11, 2006, TSYS acquired Card Tech, Ltd. and related companies for an aggregate consideration of approximately $59.5 million, including direct acquisition costs, and has renamed the business as TSYS Card Tech. Refer to Note 22 in the consolidated financial statements for more information on TSYS Card Tech.

Contract Acquisition Costs

TSYS makes cash payments for processing rights, third-party development costs and other direct salary-related costs in connection with converting new customers to the Company's processing systems. The Company's investments in contract acquisition costs were $41.5 million in 2008, $22.8 million in 2007 and $42.5 million in 2006. The Company made cash payments for processing rights of $20.1 million and $13.5 million in 2008 and 2007, respectively. Conversion cost additions were $21.4 million, $9.3 million and $32.3 million in 2008, 2007 and 2006, respectively. The increase in the amount of conversion cost additions for 2008, as compared to 2007, is the result of capitalized costs related to conversions that occurred during the year.

Cash Flows from Financing Activities

(in thousands)	**2008**	2007	2006
Proceeds from borrowings of long-term debt	**$ 18,575**	263,946	—
Principal payments on long-term debt borrowings and capital lease obligations	**(67,631)**	(4,816)	(2,691)
Dividends paid on common stock	**(55,449)**	(655,246)	(51,269)
Repurchase of common stock	**(35,698)**	—	(22,874)
Other	**117**	19,412	7,237
Net cash used in financing activities	**$(140,086)**	(376,704)	(69,597)

The major uses of cash for financing activities have been the payment of dividends, principal payment on capital lease and software obligations and the purchase of stock under the stock repurchase plan as described below. The main source of cash from financing activities has been the occasional use of borrowed funds. The Company used $140.1 million in cash for financing activities for the year ended December 31, 2008 primarily for payments on long-term debt and capital lease obligations and the purchase of common stock. Net cash used in financing activities for the year ended December 31, 2007 was $376.7 million primarily as a result of payments of cash dividends. The Company used $69.6 million in cash for financing activities for the year ended December 31, 2006 primarily for the purchase of common stock, payment of cash dividends and principal payments on capital lease obligations.

On October 25, 2007, TSYS announced that it had entered into an agreement and plan of distribution with Synovus under which Synovus planned to distribute all of its shares of TSYS stock to Synovus' shareholders in a spin-off transaction, which spin-off took place on December 31, 2007. Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders, including Synovus. TSYS funded the dividend with a combination of cash on hand and the use of a revolving credit facility. Refer to Note 11 in the consolidated financial statements for more information on the long-term debt financing. Refer to Note 23 in the consolidated financial statements for more information on the spin-off.

Stock Repurchase Plan

On April 20, 2006, TSYS announced that its board had approved a stock repurchase plan to purchase up to 2 million shares, which represented slightly more than five percent of the shares of TSYS stock held by shareholders other than Synovus. The shares may be purchased from time to time over a two year period and will depend on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes.

With the completion of the spin-off, the TSYS Board of Directors extended to April 2010 TSYS' current share repurchase program that was set to expire in April 2008 and increased the number of shares that may be repurchased under the plan from 2 million to 10 million.

During 2008, TSYS purchased 2.0 million shares of TSYS common stock through open market transactions for an aggregate purchase price of $35.7 million, or an average per share price of $18.13. During 2006, TSYS purchased approximately 1.1 million shares of TSYS common stock through privately negotiated and open market transactions for an aggregate purchase price of $22.9 million, or an average per share price of $20.76. The Company has approximately 6,928,000 shares remaining that could be repurchased under the stock repurchase plan.

Financing

On October 31, 2008, the Company repaid its Global Services' loan of £33.0 million, or approximately $54.1 million, which it obtained in August 2007. Refer to Note 11 in the consolidated financial statements for more information on the long-term financing arrangement.

On October 30, 2008, the Company's Global Services segment obtained a credit agreement from a third-party to borrow up to approximately ¥2.0 billion, or $21 million, in a Yen-denominated three year loan to finance activities in Japan. The rate is the London Interbank Offered Rate (LIBOR) plus 80 basis points. The Company initially made a draw of ¥1.5 billion, or approximately $15.1 million. Refer to Note 11 in the consolidated financial statements for more information on the note.

On May 28, 2008, TSYS Managed Services EMEA Ltd. borrowed £1.3 million, or approximately $2.5 million, through a short-term note. At the end of December 2008, the balance of the loan was approximately £1.3 million, or approximately $1.9 million. The interest rate on the note is LIBOR plus 2%, with interest payable quarterly. The term of the note is eleven months. Refer to Note 11 in the consolidated financial statements for more information on the note.

In January 2008, the Company repaid its Global Services' loan of $2.1 million that it acquired in January 2007. Refer to Note 11 in the consolidated financial statements for more information on the note.

In December 2007, TSYS entered into a credit agreement with Bank of America N.A., Royal Bank of Scotland plc, and other lenders which provides for a $252.0 million five year unsecured revolving credit facility and a $168.0 million unsecured term loan. The proceeds from the credit facility will be used for working capital and other corporate purposes, including to finance the repurchase by TSYS of its capital stock. Refer to Note 11 in the consolidated financial statements for more information on the long-term debt financing. As of December 31, 2008, the Company has not drawn on the $252 million credit facility.

In December 2007, the Company financed the purchase of $22.0 million of mainframe and distributed system software licenses with a note payable with the vendor. The term of the note is 39 months and the interest rate is 3.95%. Refer to Note 11 in the consolidated financial statements for further information on long-term debt.

In connection with the formation of TSYS Managed Services, TSYS and Merchants agreed to provide long-term financing to TSYS Managed Services. Refer to Note 11 of the consolidated financial statements for more information regarding the long-term financing arrangement between TSYS Managed Services and Merchants. At the end of December 2008, the balance of the financing arrangement was approximately £2.0 million, or approximately $2.9 million.

Dividends

Dividends on common stock of $55.4 million were paid in 2008, compared to $655.2 million and $51.3 million in 2007 and 2006, respectively. On May 25, 2006, the Company announced an increase in its quarterly dividend of 16.7% from $0.06 to $0.07 per share.

In connection with the spin-off in December 2007, TSYS shareholders received a special cash dividend of approximately $3.03 per share.

Significant Noncash Transactions

During 2008, 2007 and 2006, the Company issued 697,911, 241,260 and 425,925 shares of common stock to certain key employees and non-management members of its Board of Directors under nonvested shares for services to be provided in the future by such individuals. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

Refer to Notes 14 and 21 in the consolidated financial statements for more information on share-based compensation and significant noncash transactions.

Additional Cash Flow Information

Off-Balance Sheet Financing

TSYS uses various operating leases in its normal course of business. These "off-balance sheet" arrangements obligate TSYS under noncancelable operating leases for computer equipment, software and facilities. These computer and software lease commitments may be replaced with new lease commitments due to new technology. Management expects that, as these leases expire, they will be evaluated and renewed or replaced by similar leases based on need.

The following table summarizes future contractual cash obligations, including lease payments and software arrangements, as of December 31, 2008, for the next five years and thereafter:

	Contractual Cash Obligations Payments Due By Period				
(in millions)	**Total**	**1 Year or Less**	**2 - 3 Years**	**4 - 5 Years**	**After 5 Years**
Operating leases	$233.2	92.2	115.6	12.0	13.4
Debt obligations	204.9	8.6	28.3	168.0	—
Capital lease obligations	19.9	6.3	9.2	4.4	—
Total contractual cash obligations	$458.0	107.1	153.1	184.4	13.4

The total liability (with state amounts tax effected) for uncertain tax positions under FASB Interpretation No. 48 (FIN 48), *"Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109"* at December 31, 2008 is $4.4 million. Refer to Note 18 in the consolidated financial statements for more information on income taxes. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect a significant payment related to these obligations within the next year.

Foreign Exchange

TSYS operates internationally and is subject to potentially adverse movements in foreign currency exchange rates. TSYS has not entered into foreign exchange forward contracts to reduce its exposure to foreign currency rate changes. The Company continues to analyze potential hedging instruments to safeguard it from significant currency translation risks.

Impact of Inflation

Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses and by taking advantage of more efficient computer hardware and software, it can minimize the impact of inflation.

Working Capital

TSYS may seek additional external sources of capital in the future. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS. Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS' current ratio of 2.5:1. At December 31, 2008, TSYS had working capital of $376.4 million, compared to $312.8 million in 2007 and $448.9 million in 2006.

Legal Proceedings

The Company is subject to various legal proceedings and claims and is also subject to information requests, inquiries and investigations arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably. The Company establishes reserves for litigation and similar matters when these matters present loss contingencies that TSYS determines to be both probable and reasonably estimable.

Forward-Looking Statements

Certain statements contained in this filing which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). These forward-looking statements include, among others: (i) TSYS' belief with respect to its percentage of market share of specified markets; (ii) TSYS' belief that Target's credit facility with Chase will not impact TSYS' processing relationship with Target; (iii) TSYS' expectation that the loss of Washington Mutual, or the potential loss of Wachovia, as processing clients will not have a material adverse affect on TSYS; (iv) TSYS' expectation that it will continue to provide commercial card processing services for the Wachovia commercial card portfolio acquired by Wells Fargo; (v) TSYS' plans to continue to expand its service offerings internationally and expectation that international revenues will continue to grow; (vi) TSYS' expectation that it will maintain the card processing functions of Capital One for at least five years; (vii) management's belief that Chase's discontinuation of its processing agreement will not have a material adverse affect on TSYS and that TSYS will continue to support Chase in processing its commercial portfolio; (viii) TSYS' belief that it will increase its electronic payment processing services through the internal growth of existing clients and the conversion of new accounts, primarily internationally; (ix) TSYS' expectation that it will be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future; (x) the Board's intention to continue to pay cash dividends on TSYS stock; (xi) TSYS' expected net income growth for 2009; (xii) TSYS' belief with respect to lawsuits, claims and other complaints; (xiii) the expected financial impact of recent accounting pronouncements; (xiv) management's expectations about the benefits of the spin-off; (xv) TSYS' expectation with respect to certain tax matters; and the assumptions underlying such statements, including, with respect to TSYS' expected change in net income for 2009: (a) there will be no additional significant one-time spin costs in 2009; (b) there will be no significant movements in LIBOR and TSYS will not make any significant draws on its $252 million revolving credit facility; (c) estimated total revenues will change 0% to 2% in 2009; (d) anticipated growth levels in employment, technology and other expenses, which are included in 2009 estimates, will be accomplished; (e) there will be no significant movement in foreign currency exchange rates related to TSYS' business subsequent to December 31, 2008; (f) TSYS will not incur significant expenses associated with the conversion of new large clients or acquisitions, or any significant impairment of goodwill or other intangibles; (g) there will be no deconversions of large clients during the year other than as previously announced; and (h) the economy will stabilize in the second half of 2009. In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," "estimates," "projects," "plans," "may," "could," "should," "would," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

These statements are based upon the current beliefs and expectations of TSYS' management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements. Many of these factors are beyond TSYS' ability to control or predict. These factors include, but are not limited to:

- revenues that are lower than anticipated;
- expenses associated with the spin-off are higher than expected in 2009;
- movements in LIBOR are greater than expected and draws on the revolving credit facility are greater than expected;
- TSYS incurs expenses associated with the signing of a significant client;
- internal growth rates for TSYS' existing clients are lower than anticipated;
- TSYS does not convert and deconvert clients' portfolios as scheduled;
- adverse developments with respect to foreign currency exchange rates;
- adverse developments with respect to entering into contracts with new clients and retaining current clients;
- continued consolidation and turmoil in the financial services industry throughout 2009, including the merger of TSYS clients with entities that are not TSYS processing clients, the sale of portfolios by TSYS clients to entities that are not TSYS clients and the nationalization or seizure by banking regulators of TSYS clients;
- TSYS is unable to control expenses and increase market share, both domestically and internationally;
- adverse developments with respect to the credit card industry in general, including a decline in the use of cards as a payment mechanism;
- TSYS is unable to successfully manage any impact from slowing economic conditions or consumer spending;
- the impact of potential and completed acquisitions, including the costs associated therewith and their being more difficult to integrate than anticipated;

- the costs and effects of litigation, investigations or similar matters or adverse facts and developments relating thereto;

- the impact of the application of and/or changes in accounting principles;

- TSYS' inability to timely, successfully and cost-effectively improve and implement processing systems to provide new products, increased functionality and increased efficiencies;

- TSYS' inability to anticipate and respond to technological changes, particularly with respect to e-commerce;

- changes occur in laws, regulations, credit card associations rules or other industry standards affecting TSYS' business which require significant product redevelopment efforts or reduce the market for or value of its products;

- successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive patent protection;

- the material breach of security of any of our systems;

- overall market conditions;

- the loss of a major supplier;

- the impact on TSYS' business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; and

- TSYS' ability to manage the foregoing and other risks.

These forward-looking statements speak only as of the date on which they are made and TSYS does not intend to update any forward-looking statement as a result of new information, future developments or otherwise.

Consolidated Balance Sheets

(in thousands, except per share data)	December 31, 2008	2007
Assets		
Current assets:		
Cash and cash equivalents (includes $136.4 million on deposit with a related party at 2007) (Notes 2 and 3)	**$ 220,018**	210,518
Restricted cash (includes $8.2 million on deposit with a related party at 2007) (Note 2)	**35,821**	29,688
Accounts receivable, net of allowance for doubtful accounts and billing adjustments of $8.3 million and $10.1 million at 2008 and 2007, respectively (includes $331 from related parties at 2007) (Note 2)	**257,721**	256,970
Deferred income tax assets (Note 18)	**22,851**	17,152
Prepaid expenses and other current assets (Note 4)	**88,690**	72,250
Total current assets	**625,101**	586,578
Property and equipment, net of accumulated depreciation and amortization (Notes 5 and 20)	**280,174**	283,138
Computer software, net of accumulated amortization (Note 6)	**202,927**	205,830
Contract acquisition costs, net of accumulated amortization (Note 7)	**137,402**	151,599
Goodwill (Note 8)	**165,995**	142,545
Equity investments (Note 9)	**85,928**	80,905
Other intangible assets, net of accumulated amortization (Note 10)	**17,452**	13,462
Other assets	**35,273**	14,963
Total assets	**$1,550,252**	1,479,020
Liabilities and Shareholders' Equity		
Current liabilities:		
Accrued salaries and employee benefits	**$ 59,844**	85,142
Accounts payable (includes $12 and $281 payable to related parties at 2008 and 2007, respectively) (Note 2)	**32,318**	41,817
Current portion of long-term debt (Note 11)	**8,575**	8,648
Current portion of obligations under capital leases (Note 11)	**6,344**	3,080
Other current liabilities (includes $11.2 million payable to related parties at 2007) (Notes 2 and 12)	**141,630**	135,108
Total current liabilities	**248,711**	273,795
Long-term debt, excluding current portion (Note 11)	**196,294**	252,659
Deferred income tax liabilities (Note 18)	**60,610**	67,428
Obligations under capital leases, excluding current portion (Note 11)	**13,576**	3,934
Other long-term liabilities	**30,212**	28,151
Total liabilities	**549,403**	625,967
Minority interests in consolidated subsidiaries	**9,901**	8,580
Shareholders' equity (Notes 13, 14, 15 and 16):		
Common stock — $0.10 par value. Authorized 600,000 shares; 200,356 and 199,660 issued at 2008 and 2007, respectively; 196,703 and 197,965 outstanding at 2008 and 2007, respectively	**20,036**	19,966
Additional paid-in capital	**126,888**	104,762
Accumulated other comprehensive (loss) income, net	**(6,627)**	28,322
Treasury stock (shares of 3,652 and 1,695 at 2008 and 2007, respectively)	**(69,641)**	(34,138)
Retained earnings	**920,292**	725,561
Total shareholders' equity	**990,948**	844,473
Commitments and contingencies (Note 17)		
Total liabilities and shareholders' equity	**$1,550,252**	1,479,020

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income

(in thousands, except per share data)	Years Ended December 31, **2008**	2007	2006
Revenues:			
Electronic payment processing services (includes $5.6 million and $5.1 million from related parties for 2007 and 2006, respectively)	**$ 976,852**	955,926	989,062
Merchant acquiring services	**261,427**	254,069	260,275
Other services (includes $9.0 million and $7.8 million from related parties for 2007 and 2006, respectively)	**253,779**	218,128	185,096
Revenues before reimbursable items	**1,492,058**	1,428,123	1,434,433
Reimbursable items (includes $2.5 million and $1.8 million from related parties for 2007 and 2006, respectively)	**446,550**	377,713	352,738
Total revenues (Notes 2 and 20)	**1,938,608**	1,805,836	1,787,171
Expenses:			
Salaries and other personnel expense (Notes 14 and 19)	**598,573**	576,655	522,244
Net technology and facilities expense	**298,701**	273,154	327,254
Spin related expenses (Note 23)	**11,140**	13,526	—
Other operating expenses (includes $9.5 million and $9.6 million to related parties for 2007 and 2006, respectively)	**212,094**	211,277	227,853
Expenses before reimbursable items	**1,120,508**	1,074,612	1,077,351
Reimbursable items	**446,550**	377,713	352,738
Total expenses (Note 2)	**1,567,058**	1,452,325	1,430,089
Operating income	**371,550**	353,511	357,082
Nonoperating income (includes $16.5 million and $7.5 million from related parties for 2007 and 2006, respectively) (Note 2)	**5,850**	24,180	14,772
Income before income taxes, minority interests and equity in income of equity investments	**377,400**	377,691	371,854
Income taxes (Note 18)	**131,795**	143,668	126,182
Income before minority interest and equity in income of equity investments	**245,605**	234,023	245,672
Minority interests in consolidated subsidiaries' net income	**(1,576)**	(1,976)	(752)
Equity in income of equity investments (Note 9)	**6,071**	5,396	4,243
Net income	**$ 250,100**	237,443	249,163
Basic earnings per share	**$ 1.28**	1.21	1.27
Diluted earnings per share	**$ 1.27**	1.20	1.26
Weighted average common shares outstanding	**196,106**	196,759	196,744
Increase due to assumed issuance of shares related to common equivalent shares	**599**	406	333
Weighted average common and common equivalent shares outstanding	**196,705**	197,165	197,077

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(in thousands)	Years Ended December 31, 2008	2007	2006
Cash flows from operating activities:			
Net income	**$ 250,100**	237,443	249,163
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interests in consolidated subsidiaries' net income, net of tax	**1,576**	1,976	752
Net gain on foreign currency translation	**(10,481)**	(41)	(1,232)
Equity in income of equity investments, net of tax	**(6,071)**	(5,396)	(4,243)
Dividends received from equity investments (Note 2)	**6,421**	2,994	2,371
Share-based compensation	**24,733**	18,620	9,157
Excess tax benefit from share-based payment arrangements	**(90)**	(8,507)	(2,984)
Depreciation and amortization	**159,690**	152,468	184,894
Amortization of debt issuance costs	**154**	—	—
Asset impairments	**—**	1,158	—
Provisions for (recoveries of) bad debt expenses and billing adjustments	**618**	1,231	1,614
Charges for transaction processing provisions	**3,172**	35	10,981
Deferred income tax (benefit) expense	**(4,439)**	(10,052)	(23,288)
Loss on disposal of equipment, net	**182**	500	147
(Increase) decrease in:			
Accounts receivable	**(15,490)**	(10,796)	(47,056)
Prepaid expenses, other current assets and other long-term assets	**(48,024)**	(14,870)	12,342
Increase (decrease) in:			
Accounts payable	**4,550**	10,080	673
Accrued salaries and employee benefits	**(25,267)**	4,445	(5,416)
Other current liabilities and other long-term liabilities	**12,411**	(46,426)	(2,116)
Net cash provided by operating activities	**353,745**	334,862	385,759
Cash flows from investing activities:			
Purchases of property and equipment, net	**(47,969)**	(55,274)	(26,506)
Additions to licensed computer software from vendors	**(31,499)**	(33,382)	(11,858)
Additions to internally developed computer software	**(21,777)**	(17,785)	(13,972)
Cash acquired in acquisitions	**899**	—	8,150
Cash used in acquisitions and equity investments	**(51,826)**	(12,552)	(77,541)
Subsidiary repurchase of minority interest	**(343)**	—	—
Additions to contract acquisition costs	**(41,456)**	(22,740)	(42,452)
Net cash used in investing activities	**(193,971)**	(141,733)	(164,179)
Cash flows from financing activities:			
Proceeds from borrowings	**18,575**	263,946	—
Excess tax benefit from share-based payment arrangements	**90**	8,507	2,984
Principal payments on long-term debt borrowings and capital lease obligations	**(67,631)**	(4,816)	(2,691)
Dividends paid on common stock (includes $528.4 million and $41.5 million to a related party for 2007 and 2006, respectively) (Note 2)	**(55,449)**	(655,246)	(51,269)
Subsidiary dividends paid to noncontrolling shareholders	**(241)**	—	—
Proceeds from exercise of stock options	**268**	11,672	4,253
Debt issuance costs	**—**	(767)	—
Repurchases of common stock	**(35,698)**	—	(22,874)
Net cash used in financing activities	**(140,086)**	(376,704)	(69,597)
Effect of exchange rate changes on cash and cash equivalents	**(10,188)**	4,970	(429)
Net (decrease) increase in cash and cash equivalents	**$ 9,500**	(178,605)	151,554
Cash and cash equivalents at beginning of year	**210,518**	389,123	237,569
Cash and cash equivalents at end of year	**$ 220,018**	210,518	389,123
Cash paid for interest	**$ 11,299**	2,670	573
Cash paid for income taxes, net of refunds	**$ 151,165**	176,141	144,880

Significant noncash transactions (Note 21)

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity and Comprehensive Income

(in thousands, except per share data)	Common Stock Shares	Common Stock Dollars	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings	Total Shareholders' Equity
Balance as of December 31, 2005	197,975	$ 19,797	$ 50,666	$ 5,685	$ (12,841)	$ 949,465	$1,012,772
Comprehensive income:							
Net income	—	—	—	—	—	249,163	249,163
Other comprehensive income, net of tax (Note 16):							
Foreign currency translation	—	—	—	15,885	—	—	15,885
Change in accumulated OCI related to postretirement healthcare plans	—	—	—	(929)	—	—	(929)
Other comprehensive income	—	—	—	—	—	—	14,956
Comprehensive income	—	—	—	—	—	—	264,119
Common stock issued from treasury shares for exercise of stock options (Note 15)	—	—	117	—	482	—	599
Common stock issued for exercise of stock options (Note 14)	275	28	3,595	—	—	—	3,623
Common stock issued for nonvested awards (Note 14)	426	43	(43)	—	—	—	—
Share-based compensation (Note 14)	—	—	9,150	—	—	—	9,150
Cash dividends declared ($0.27 per share)	—	—	—	—	—	(53,221)	(53,221)
Purchase of treasury shares (Note 15)	—	—	—	—	(22,874)	—	(22,874)
Tax benefits associated with share based payment arrangements	—	—	3,192	—	—	—	3,192
Balance as of December 31, 2006	198,676	19,868	66,677	20,641	(35,233)	1,145,407	1,217,360
Cumulative effect of adoption of FIN 48 (Note 18)	—	—	—	—	—	(1,969)	(1,969)
Comprehensive income:							
Net income	—	—	—	—	—	237,443	237,443
Other comprehensive income, net of tax (Note 16):							
Foreign currency translation	—	—	—	7,632	—	—	7,632
Change in accumulated OCI related to postretirement healthcare plans	—	—	—	49	—	—	49
Other comprehensive income	—	—	—	—	—	—	7,681
Comprehensive income	—	—	—	—	—	—	245,124
Common stock issued from treasury shares for exercise of stock options (Note 15)	—	—	314	—	1,095	—	1,409
Common stock issued for exercise of stock options (Note 14)	752	75	10,188	—	—	—	10,263
Common stock issued for nonvested awards (Note 14)	225	22	(22)	—	—	—	—
Common stock issued under commitment to charitable foundation	7	1	99	—	—	—	100
Difference in carrying value of asset transferred from related party	—	—	371	—	—	—	371
Share-based compensation (Note 14)	—	—	18,430	—	—	—	18,430
Cash dividends declared ($3.31 per share)	—	—	—	—	—	(655,320)	(655,320)
Tax benefits associated with share based payment arrangements	—	—	8,705	—	—	—	8,705
Balance as of December 31, 2007	199,660	19,966	104,762	28,322	(34,138)	725,561	844,473
Comprehensive income:							
Net income	**—**	**—**	**—**	**—**	**—**	**250,100**	**250,100**
Other comprehensive (loss) income, net of tax (Note 16):							
Foreign currency translation	**—**	**—**	**—**	**(35,060)**	**—**	**—**	**(35,060)**
Change in accumulated OCI related to postretirement healthcare plans	**—**	**—**	**—**	**111**	**—**	**—**	**111**
Other comprehensive (loss) income	**—**	**—**	**—**	**—**	**—**	**—**	**(34,949)**
Comprehensive income	**—**	**—**	**—**	**—**	**—**	**—**	**215,151**
Common stock issued from treasury shares for exercise of stock options (Note 15)	**—**	**—**	**30**	**—**	**195**	**—**	**225**
Common stock issued for exercise of stock options (Note 14)	**2**	**1**	**42**	**—**	**—**	**—**	**43**
Common stock issued for nonvested awards (Note 14)	**692**	**69**	**(69)**	**—**	**—**	**—**	**—**
Share-based compensation (Note 14)	**—**	**—**	**24,583**	**—**	**—**	**—**	**24,583**
Cash dividends declared ($0.28 per share)	**—**	**—**	**—**	**—**	**—**	**(55,369)**	**(55,369)**
Purchase of treasury shares (Note 15)	**—**	**—**	**—**	**—**	**(35,698)**	**—**	**(35,698)**
Pre-spin tax benefits adjustment	**—**	**—**	**(1,820)**	**—**	**—**	**—**	**(1,820)**
Tax shortfalls associated with share based payment arrangements	**—**	**—**	**(640)**	**—**	**—**	**—**	**(640)**
Balance as of December 31, 2008	**200,354**	**$20,036**	**$126,888**	**$ (6,627)**	**$(69,641)**	**$ 920,292**	**$ 990,948**

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1 Basis of Presentation and Summary of Significant Accounting Policies

BUSINESS: Total System Services, Inc. (TSYS or the Company) provides electronic payment processing and related services to financial and nonfinancial institutions located in the United States and internationally. The Company offers merchant acquiring services to financial institutions and other organizations in the United States through its wholly owned subsidiary, TSYS Acquiring Solutions, L.L.C. (TSYS Acquiring, formerly Vital Processing Services, L.L.C.), and Japan through its majority owned subsidiary, GP Network Corporation (GP Net).

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The accompanying consolidated financial statements of Total System Services, Inc. include the accounts of TSYS and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by the Financial Accounting Standards Board's (FASB's) Interpretation No. 46(R) (FIN 46R), *"Consolidation of Variable Interest Entities,"* and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46R.

RISKS AND UNCERTAINTIES AND USE OF ESTIMATES: Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, lower than anticipated growth from existing clients, an inability to attract new clients and grow internationally, loss of a major customer or other significant client, loss of a major supplier, an inability to grow through acquisitions or successfully integrate acquisitions, an inability to control expenses, technology changes, the impact of the application of and/or changes in accounting principles, financial services consolidation, changes in regulatory requirements, a decline in the use of cards as a payment mechanism, disruption of the Company's international operations, breach of the Company's security systems, a decline in the financial stability of the Company's clients and uncertain economic conditions. Negative developments in these or other risk factors could have a material adverse effect on the Company's financial position, results of operations and cash flows.

The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. These estimates and assumptions are developed based upon all information available. Actual results could differ from estimated amounts.

CASH EQUIVALENTS: For purposes of the statements of cash flows, investments with a maturity of three months or less when purchased are considered to be cash equivalents.

RESTRICTED CASH: Restricted cash balances relate to cash balances collected on behalf of customers and held in escrow. TSYS records a corresponding liability for the obligation to the customer which is reflected in other current liabilities in the accompanying consolidated balance sheets.

ACCOUNTS RECEIVABLE: Accounts receivable balances are stated net of allowances for doubtful accounts and billing adjustments of $8.3 million and $10.1 million at December 31, 2008 and December 31, 2007, respectively.

TSYS records an allowance for doubtful accounts when it is probable that the accounts receivable balance will not be collected. When estimating the allowance for doubtful accounts, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior history with specific customers of accounts receivable write-offs and prior experience of allowances in proportion to the overall receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company's large clients could have a material adverse effect on collectibility of receivables and thus the adequacy of the allowance for doubtful accounts.

Increases in the allowance for doubtful accounts are recorded as charges to bad debt expense and are reflected in other operating expenses in the Company's consolidated statements of income. Write-offs of uncollectible accounts are charged against the allowance for doubtful accounts.

TSYS records an allowance for billing adjustments for actual and potential billing discrepancies. When estimating the allowance for billing adjustments, the Company considers its overall history of billing adjustments, as well as its history with specific clients and known disputes. Increases in the allowance for billing adjustments are recorded as a reduction of revenues in the Company's consolidated statements of income and actual adjustments to invoices are charged against the allowance for billing adjustments.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over estimated useful lives of 5-40 years, computer and other equipment over estimated useful lives of 2-5 years, and furniture and other equipment over estimated useful lives of 3-15 years. The Company evaluates impairment losses on long-lived assets used in operations in accordance with Statement of Financial Accounting Standards No. 144 (SFAS No. 144), *"Accounting for the Impairment or Disposal of Long-Lived Assets."*

All ordinary repairs and maintenance costs are expensed as incurred. Maintenance costs that extend the asset life are capitalized and amortized over the remaining estimated life of the asset.

LICENSED COMPUTER SOFTWARE: The Company licenses software that is used in providing electronic payment processing, merchant acquiring and other services to clients. Licensed software is obtained through perpetual licenses and site licenses and through agreements based on processing capacity (called "MIPS agreements"). Perpetual and site licenses are amortized using the straight-line method over their estimated useful lives which range from three to five years. Software licensed under MIPS agreements is amortized using a units-of-production basis over the estimated useful life of the software, generally not to exceed ten years. At each balance sheet date, the Company evaluates impairment losses on long-lived assets used in operations in accordance with SFAS No. 144.

ACQUISITION TECHNOLOGY INTANGIBLES: These identifiable intangible assets are software technology assets resulting from acquisitions. These assets are amortized using the straight-line method over periods not exceeding their estimated useful lives, which range from five to nine years. Statement of Financial Accounting Standards No. 142 (SFAS No. 142), *"Goodwill and Other Intangible Assets"* requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment in accordance with SFAS No. 144. Acquisition technology intangibles net book values are included in computer software, net in the accompanying balance sheets. Amortization expenses are charged to net technology and facilities expenses in the Company's consolidated statements of income.

SOFTWARE DEVELOPMENT COSTS: In accordance with Statement of Financial Accounting Standards No. 86, *"Computer Software to be Sold, Leased or Otherwise Marketed,"* software development costs are capitalized once technological feasibility of the software product has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed a detailed program design and has determined that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is generally available to clients. At each balance sheet date, the Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by future undiscounted net cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. Software development costs are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years or (2) the ratio of current revenues to total anticipated revenue over its useful life.

The Company also develops software that is used internally. These software development costs are capitalized based upon Statement of Position No. (SOP) 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."* Internal-use software development costs are capitalized once (1) the preliminary project stage is completed, (2) management authorizes and commits to funding a computer software project, and (3) it is probable that the project will be completed and the software will be used to perform the function intended. Costs incurred prior to meeting the qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Internal-use software development costs are amortized using an estimated useful life of three to five years. Software development costs may become impaired in situations where development efforts are abandoned due to the viability of the planned project becoming doubtful or due to technological obsolescence of the planned software product.

CONTRACT ACQUISITION COSTS: The Company capitalizes contract acquisition costs related to signing or renewing long-term contracts. The Company capitalizes internal conversion costs in accordance with Staff Accounting Bulletin No. 104 (SAB No. 104), *"Revenue Recognition"* and FASB Technical Bulletin No. 90-1, *"Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts."* The capitalization of costs related to cash payments for rights to provide processing services is capitalized in accordance with the FASB's Emerging Issues Task Force (EITF) No. 01-9, *"Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendors Products)."* All costs incurred prior to a signed agreement are expensed as incurred.

Contract acquisition costs are amortized using the straight-line method over the expected customer relationship (contract term) beginning when the client's cardholder accounts are converted and producing revenues. The amortization of contract acquisition costs associated with cash payments is included as a reduction of revenues in the Company's consolidated statements of income. The amortization of contract acquisition costs associated with conversion activity is recorded as other operating expenses in the Company's consolidated statements of income.

The Company evaluates the carrying value of contract acquisition costs associated with each customer for impairment on the basis of whether these costs are fully recoverable from either contractual minimum fees (contractual costs) or from expected undiscounted net operating cash flows of the related contract (cash incentives paid). The determination of expected undiscounted net operating cash flows requires management to make estimates. These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, diminished prospects for current clients or if the Company's actual results differ from its estimates of future cash flows. The amount of the impairment is written off in the period that such a determination is made.

EQUITY INVESTMENTS: TSYS' 49% investment in Total System Services de México, S.A. de C.V. (TSYS de México), an electronic payment processing support operation located in Mexico, is accounted for using the equity method of accounting, as is TSYS' 44.56% investment in China UnionPay Data Co., Ltd. (CUP Data) headquartered in Shanghai, China. TSYS' 45% ownership in a jointly owned and operated enterprise of corporate aircraft is also accounted for using the equity method of accounting. TSYS' equity investments are recorded initially at cost and subsequently adjusted for equity in earnings, cash contributions and distributions, and foreign currency translation adjustments.

GOODWILL: Goodwill results from the excess of cost over the fair value of net assets of businesses acquired. In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 (SFAS No. 141), *"Business Combinations,"* and SFAS No. 142. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.

SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144.

The portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee that is recognized as goodwill in accordance with Accounting Principles Board (APB) Opinion No. 18 (APB 18), *"The Equity Method of Accounting for Investments in Common Stock,"* shall not be amortized. However, equity method goodwill shall not be reviewed for impairment in accordance with SFAS No. 142, but instead should continue to be reviewed for impairment in accordance with paragraph 19(h) of APB 18. Equity method goodwill, which is not reported as goodwill in the Company's consolidated balance sheet, but is reported as a component of the equity investment, was $46.9 million at December 31, 2008.

At December 31, 2008, the Company had unamortized goodwill in the amount of $166.0 million. The Company performed its annual impairment analyses of its unamortized goodwill balance, and this test did not indicate any impairment for the periods ended December 31, 2008, 2007 and 2006, respectively.

OTHER INTANGIBLE ASSETS: Identifiable intangible assets relate primarily to customer relationships, covenants-not-to-compete and trade names resulting from acquisitions. These identifiable intangible assets are amortized using the straight-line method over periods not exceeding the estimated useful lives, which range from three to ten years. SFAS No. 142 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144. Amortization expenses are charged to other operating expenses in the Company's consolidated statements of income.

FAIR VALUES OF FINANCIAL INSTRUMENTS: The Company uses financial instruments in the normal course of its business. The carrying values of cash equivalents, accounts receivable, accounts payable, accrued salaries and employee benefits, and other current liabilities approximate their fair value due to the short-term maturities of these assets and liabilities. The fair value of the Company's long-term debt and obligations under capital leases is not significantly different from its carrying value.

Investments in equity investments are accounted for using the equity method of accounting and pertain to privately held companies for which fair value is not readily available. The Company believes the fair values of its investments in equity investments exceed their respective carrying values.

IMPAIRMENT OF LONG-LIVED ASSETS: In accordance with SFAS No. 144, the Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract acquisition costs and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

TRANSACTION PROCESSING PROVISIONS: The Company has recorded estimates to accrue for contract contingencies (performance penalties) and processing errors. A significant number of the Company's contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When providing for these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company's contracts, progress towards milestones and known processing errors not covered by insurance.

These accruals are included in other current liabilities in the accompanying consolidated balance sheets. Increases and decreases in transaction processing provisions are charged to other operating expenses in the Company's consolidated statements of income, and payments or credits for performance penalties and processing errors are charged against the accrual.

MINORITY INTEREST: Minority interest in earnings of subsidiaries represents the minority shareholders' share of the net income or loss of GP Net and TSYS Managed Services EMEA Ltd. (TSYS Managed Services). The minority interest in the consolidated balance sheet reflects the original investment by these shareholders in GP Net and TSYS Managed Services, their proportional share of the earnings or losses and their proportional share of net gains or losses resulting from the currency translation of assets and liabilities of GP Net and TSYS Managed Services. TSYS has adopted the accounting policy to recognize gains or losses on equity transactions of a subsidiary as a capital transaction.

FOREIGN CURRENCY TRANSLATION: The Company maintains several different foreign operations whose functional currency is their local currency. Foreign currency financial statements of the Company's Mexican and Chinese equity investments, the Company's wholly owned subsidiaries and the Company's majority owned subsidiaries, as well as the Company's division and branches in the United Kingdom and China, are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at the average exchange rates for each reporting period. Net gains or losses resulting from the currency translation of assets and liabilities of the Company's foreign operations, net of tax when applicable, are accumulated in a separate section of shareholders' equity titled accumulated other comprehensive income (loss). Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining net income for the period in which exchange rates change.

COMPREHENSIVE INCOME: Statement of Financial Accounting Standards No. 130 (SFAS No. 130), *"Reporting Comprehensive Income,"* requires companies to display, with the same prominence as other financial statements, the components of comprehensive income (loss). TSYS displays the items of other comprehensive income (loss) in its consolidated statements of shareholders' equity and comprehensive income.

TREASURY STOCK: The Company uses the cost method when it purchases its own common stock as treasury shares or issues treasury stock upon option exercises and displays treasury stock as a reduction of shareholders' equity.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (SFAS No. 133), *"Accounting for Derivative Instruments and Hedging Activities."* In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 (SFAS No. 138), *"Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133."* SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company did not have any outstanding derivative instruments or hedging transactions at December 31, 2008.

REVENUE RECOGNITION: The Company's electronic payment processing services revenues are derived from long-term processing contracts with financial and nonfinancial institutions and are generally recognized as the services are performed. Electronic payment processing services revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed and other processing services for cardholder accounts on file. Most of these contracts have prescribed annual revenue minimums. Processing contracts generally range from three to ten years in length and provide for penalties for early termination.

The Company's merchant acquiring services revenues are derived from long-term processing contracts with large financial institutions and other merchant acquirers which generally range from three to eight years and provide for penalties for early termination. Merchant acquiring services revenues are generated primarily from processing all payment forms including credit, debit, electronic benefits transfer and check truncation for merchants of all sizes across a wide array of retail market segments. The products and services offered include authorization and capture of electronic transactions, clearing and settlement of electronic transactions, information reporting services related to electronic transactions, merchant billing services, and point-of-sale terminal sales and services. Revenue is recognized for merchant acquiring services as those services are performed, primarily on a per unit basis. Revenues on point-of-sale terminal equipment are recognized upon the transfer of ownership and shipment of product.

The Company recognizes revenues in accordance with SAB No. 104. SAB No. 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed; (3) the seller's price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.

The Company evaluates its contractual arrangements that provide services to clients through a bundled sales arrangement in accordance with the FASB's EITF 00-21 (EITF 00-21), *"Revenue Arrangements with Multiple Deliverables."* EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

A deliverable in multiple element arrangements indicates any performance obligation on the part of the seller and includes any combination of obligations to perform different services, grant licenses or other rights. Revenue is allocated to the separate units of accounting in a multiple element arrangement based on relative fair values, provided the delivered element has standalone value to the customer, the fair value of any undelivered items can be readily determined, and delivery of any undelivered items is probable and substantially within the Company's control. Evidence of fair value must be objective and reliable. An item has value to the customer on a standalone basis if it is sold separately by any vendor or the customer could resell the deliverable on a standalone basis.

The Company's other service revenues are derived from recovery collections work, bankruptcy process management, legal account management, skip tracing, commercial printing activities, targeted loyalty programs, and customer relationship management services, such as call center activities for card activation, balance transfer requests, customer service and collection. The contract terms for these services are generally shorter in nature as compared with the Company's long-term processing contracts. Revenue is recognized on these other services as the services are performed, either on a per unit or a fixed price basis.

In regards to taxes assessed by a governmental authority imposed directly on a revenue producing transaction, the Company reports its revenues on a net basis.

REIMBURSABLE ITEMS: Reimbursable items consist of out-of-pocket expenses which are reimbursed by the Company's clients. These expenses consist primarily of attorney fees and court costs, postage, access fees and third party software. The Company accounts for reimbursable items in accordance with the FASB's EITF No. 01-14, *"Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred."*

COST OF SERVICES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: The Company's operating expenses consists of cost of services and selling, general and administrative expenses. The Company presents these expenses as employment, technology and facilities and other expenses. Overall, the Company believes its expenses consist predominately of cost of sales type expenses, while selling, general and administrative expenses are insignificant.

SHARE-BASED COMPENSATION: In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (Revised) (SFAS No. 123R) *"Share-Based Payment."* SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.

SFAS No. 123R is effective for all awards granted on or after January 1, 2006, and to awards modified, repurchased or cancelled after that date. SFAS No. 123R requires the Company to recognize compensation costs for the nonvested portion of outstanding share-based compensation granted in the form of stock options based on the grant-date fair value of those awards calculated under Statement of Financial Accounting Standards No. 123 (SFAS No. 123) *"Accounting for Stock-Based Compensation,"* for pro forma disclosures. Share-based compensation expenses include the impact of expensing the fair value of stock options (including both TSYS options and Synovus options to TSYS employees), as well as expenses associated with nonvested shares. In the future, the Company expects nonvested share awards to replace stock options as TSYS' primary method of share-based compensation. TSYS adopted the provisions of SFAS No. 123R effective January 1, 2006 using the modified-prospective-transition method.

SFAS No. 123R requires companies to estimate forfeitures when recognizing compensation cost. The estimate of forfeitures will be adjusted by a company as actual forfeitures differ from its estimates, resulting in compensation cost only for those awards that actually vest. The effect of the change in estimated forfeitures is recognized as compensation costs in the period of the change in estimate. In estimating its forfeiture rate, the Company stratified its data based upon historical experience to determine separate forfeiture rates for the different award grants. The Company currently estimates a forfeiture rate for existing stock option grants to TSYS non-executive employees, and a forfeiture rate for all other TSYS share-based awards (including Synovus options to TSYS employees). Currently, TSYS estimates a forfeiture rate in the range of 0% to 10.0%.

The Company has issued its common stock to directors and to certain employees under nonvested awards. The market value of the common stock at the date of issuance is recorded as a reduction of shareholders' equity in the Company's consolidated balance sheet and is amortized as compensation expense over the vesting period of the awards. For nonvested award grants that have pro rata vesting, the Company recognizes compensation expense using the straight-line method over the vesting period of the award.

LEASES: The Company is obligated under noncancelable leases for computer equipment and facilities. As these leases expire, they will be evaluated and renewed or replaced by similar leases based on need. A lease is an agreement conveying the right to use property, plant, or equipment (land and/or depreciable assets) usually for a stated period of time. For purposes of applying the accounting and reporting standards, leases are classified from the standpoint of the lessee as capital or operating leases. Statement of Financial Accounting Standards No. 13 (SFAS No. 13), *"Accounting for Leases,"* establishes standards of financial accounting and reporting for leases by lessees and lessors. If at inception a lease meets one or more of the following four criteria, the lease shall be classified as a capital lease by the lessee: (a) the lease transfers ownership of the property to the lessee by the end of the lease term; (b) the lease contains a bargain purchase option; (c) the lease term is equal to 75 percent or more of the estimated economic life of the leased property; and (d) the present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90 percent of the fair value of the leased property. If the lease does not meet one or more of the criteria, it shall be classified as an operating lease.

Rental payments on operating leases are charged to expense over the lease term. If rental payments are not made on a straight-line basis, rental expense nevertheless shall be recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit is derived from the leased property, in which case that basis shall be used.

Certain of the Company's operating leases are for office space. The Company will make various alterations (leasehold improvements) to the office space and capitalize these costs as part of property and equipment. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter.

ADVERTISING: Advertising costs, consisting mainly of advertising in trade publications, are expensed as incurred or the first time the advertising takes place. Advertising expense for 2008, 2007 and 2006 was $1.2 million, $1.1 million and $937,000, respectively.

INCOME TAXES: Income taxes reflected in TSYS' consolidated financial statements are computed based on the taxable income of TSYS and its affiliated subsidiaries. A consolidated U.S. federal income tax return is filed for TSYS and its majority owned U.S. subsidiaries through the year ended December 31, 2008. A consolidated U.S. federal income tax return was filed for Synovus Financial Corp. (Synovus) and its majority owned subsidiaries, including TSYS, through the years ended December 31, 2007 and 2006. Income tax returns are also filed in foreign jurisdictions where TSYS has a foreign affiliate.

The Company accounts for income taxes in accordance with the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Reserves against the carrying value of a deferred tax asset are established when necessary to reflect the decreased likelihood of realization of a deferred asset in the future. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax provisions require the use of management judgments, which are subject to challenge by various taxing authorities. Contingency reserves are periodically established where the amount of the contingency can be reasonably determined and is likely to occur. Reductions in contingency reserves are recognized when tax disputes are settled or examination periods lapse.

Significant estimates used in accounting for income taxes relate to the determination of taxable income, the determination of temporary differences between book and tax bases, as well as estimates on the realizability of tax credits.

TSYS recognizes potential interest and penalties related to the underpayment of income taxes as income tax expense in the consolidated statements of income.

TSYS adopted the provisions of FASB Interpretation No. 48 (FIN 48), *"Accounting for Income Taxes — an Interpretation of FASB Statement 109"* on January 1, 2007. This interpretation prescribed a recognition threshold and measurement attribute for the financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken in a tax return.

EARNINGS PER SHARE: Basic earnings per share (EPS) is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated to reflect the potential dilution that would occur if stock options or other contracts to issue common stock were exercised. Diluted EPS is calculated by dividing net income by weighted average common and common equivalent shares outstanding. Common equivalent shares are calculated using the treasury stock method.

RECENT ACCOUNTING PRONOUNCEMENTS: In June 2008, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position EITF 03-6-1 (FSP EITF 03-6-1), *"Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities."* FSP EITF 03-6-1 holds that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are "participating securities" as defined in EITF 03-6, *"Participating Securities and the Two — Class Method under FASB Statement No. 128, 'Earnings per Share,'"* and therefore should be included in computing EPS using the two-class method.

The two-class method is an earnings allocation method for computing EPS when an entity's capital structure includes two or more classes of common stock or common stock and participating securities. It determines EPS based on dividends declared on common stock and participating securities and participation rights of participating securities in any undistributed earnings. FSP EITF 03-6-1 is effective for reporting periods beginning after December 15, 2008, and it requires restatement of prior periods. TSYS does not expect FSP EITF 03-6-1 to have any impact on its financial position, operating income and net income. However, TSYS' basic and diluted EPS will be reduced as the result of including the participating securities in the calculations of EPS. The following table shows the expected impact of adopting FSP EITF 03-6-1 on EPS for 2008, 2007 and 2006:

As Reported	**2008**	2007	2006
Basic EPS	**$1.28**	1.21	1.27
Diluted EPS	**$1.27**	1.20	1.26

Impact of Adoption	**2008**	2007	2006
Basic EPS	**$1.26**	1.20	1.26
Diluted EPS	**$1.26**	1.20	1.26

In April 2008, the FASB issued FASB Staff Position FAS 142-3 (FSP FAS 142-3), *"Determination of the Useful Life of Intangible Assets."* The guidance in FSP FAS 142-3 is to clarify the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. Historical experience (adjusted for entity-specific factors) should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. In the absence of historical experience, market participant assumptions should be used consistent with the highest and best use of the asset (adjusted for entity-specific factors). FSP FAS 142-3 is effective for reporting periods beginning after December 15, 2008. The Company does not expect the impact of adopting FSP FAS 142-3 on its financial position, results of operations and cash flows to be material.

In December 2007, the FASB issued EITF No. 07-1 (EITF 07-1), *"Collaborative Arrangements."* The guidance in EITF 07-1 is to define collaborative arrangements and to establish reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. A collaborative arrangement is a contractual arrangement that involves a joint operating activity and involves two or more parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. EITF 07-1 is effective for reporting periods beginning after December 15, 2008, and it requires restatement of prior periods for all collaborative arrangements existing as of the effective date. The Company does not expect the impact of adopting EITF 07-1 on its financial position, results of operations and cash flows to be material.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (SFAS No. 160), *"Noncontrolling Interests in Consolidated Financial Statements."* SFAS No. 160 will require noncontrolling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. SFAS No. 160 applies to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date except that comparative information must be recast to classify noncontrolling interests in equity, attribute net income and other comprehensive income to noncontrolling interests, and to provide other disclosures. SFAS No. 160 is effective for periods beginning on or after December 15, 2008. The Company does not expect the impact of adopting SFAS No. 160 on its financial position, results of operations and cash flows to be material.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R (SFAS No. 141R), *"Business Combinations."* SFAS No. 141R requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at "full fair value." SFAS No. 141R applies to all business combinations, including combinations among mutual entities and combinations by contract alone. SFAS No. 141R is effective for periods beginning on or after December 15, 2008. SFAS No. 141R applies for the Company prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS No. 159), *"The Fair Value Option for Financial Assets and Financial Liabilities."* SFAS No. 159 permits the Company to choose to measure many financial instruments and certain other items at fair value. Upon adoption of SFAS No. 159 on January 1, 2008, TSYS did not elect the fair value option for any financial instrument it did not currently report at fair value.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), *"Fair Value Measurements."* Although this statement does not require any new fair value measurements, in certain cases its application has changed previous practice in determining fair value. SFAS No. 157 became effective for the Company beginning January 1, 2008 as it relates to fair value measurements of financial assets and liabilities and certain non-financial assets and liabilities that are recognized at fair value in its financial statements on a recurring basis (at least annually). It will be effective beginning January 1, 2009 for certain other non-financial assets and non-financial liabilities.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy for fair value measurements based upon the inputs to the valuation and the degree to which they are observable or not observable in the market. The three levels in the hierarchy are as follows:

- Level 1 — Inputs to the valuation based upon quoted prices (unadjusted) for identical assets or liabilities in active markets that are accessible as of the measurement date.
- Level 2 — Inputs to the valuation include quoted prices in either markets that are not active, or in active markets for similar assets or liabilities, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data.
- Level 3 — Inputs to the valuation that are unobservable inputs for the asset or liability.

SFAS No. 157 assigns the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The adoption of SFAS No. 157 and SFAS No. 159 did not have a material impact upon the Company's financial position, results of operations and cash flows.

NOTE 2 Relationships with Affiliated Companies

On October 25, 2007, the Company announced that it had entered into an agreement and plan of distribution with Synovus, under which Synovus planned to distribute all of its shares of TSYS common stock in a spin-off to Synovus shareholders. Under the terms and conditions of the agreement, on December 31, 2007 TSYS became a fully independent company, allowing for broader diversification of the Company's shareholder base, more liquidity of the Company's shares and additional investment in strategic growth opportunities and potential acquisitions.

Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders, including Synovus. TSYS funded the dividend through a combination of cash on hand and the use of a revolving credit facility. Refer to Note 23 in the consolidated financial statements for further information on the spin.

The Company continues to provide electronic payment processing and other services to Synovus subsequent to the spin-off. Beginning January 1, 2008, the Company's transactions with Synovus and its affiliates are no longer considered related party transactions. As such, information with respect to 2008 transactions is not reported as related party transactions.

The Company provides electronic payment processing and other services to the Company's equity investments, TSYS de México and CUP Data. The amounts associated with these affiliated parties were not material.

The foregoing related party services are performed under contracts that are similar to its contracts with unrelated third party customers. The Company believes the terms and conditions of transactions between the Company and these related parties are comparable to those which could have been obtained in transactions with unaffiliated parties. The Company's margins with respect to related party transactions are comparable to margins recognized in transactions with unrelated third parties. The amounts related to these transactions are disclosed on the face of TSYS' consolidated financial statements.

Line of Credit

TSYS maintains an unsecured credit agreement with Columbus Bank and Trust Company (CB&T), a subsidiary of Synovus. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2007.

Balance Sheets

TSYS maintains deposit accounts with CB&T and other Synovus affiliates, the majority of which earn interest and on which TSYS receives market rates of interest. Included in cash and cash equivalents are deposit balances with Synovus affiliates of $136.4 million at December 31, 2007.

The Company maintains restricted cash balances on deposit with CB&T and other Synovus affiliates. The restricted cash balances relate to cash collected on behalf of clients which are held in escrow. At December 31, 2007 the Company had restricted cash balances of $8.2 million on deposit with Synovus affiliates.

CB&T and another company for years have jointly owned and operated corporate aircraft for their internal use. CB&T owned an 80% interest in the enterprise. The arrangement allowed each entity access to the aircraft and each entity would pay for its usage of the aircraft. Each quarter, the net operating results of the enterprise would be shared among CB&T and the other company based on their ownership percentage. As a majority owned subsidiary of CB&T, TSYS had full access to the aircraft and hangar.

Prior to the completion of the spin-off in December 2007, TSYS acquired a 45% ownership interest in the business enterprise for approximately $12.1 million, of which $9.7 million was paid to CB&T. TSYS will use the equity method of accounting for the enterprise.

At December 31, 2007, TSYS had dividends payable of $11.2 million associated with related parties.

Through its related party transactions, TSYS generates accounts receivable and liability accounts with Synovus, CB&T and other Synovus affiliates, TSYS de México and CUP Data. At December 31, 2007, the Company had accounts receivable balances of $331,000 associated with related parties. At December 31, 2008 and 2007, the Company had accounts payable balances of $12,000 and $281,000, respectively, associated with related parties. At December 31, 2007 the Company had an accrued current liability to related parties of $59,000.

Statements of Income

The Company provides electronic payment processing services and other services for Synovus, CB&T and other Synovus affiliates, as well as the Company's equity method investments, TSYS de México and CUP Data.

The table below details revenues derived from affiliated companies for the years ended December 31, 2008, 2007 and 2006:

(in thousands)	**2008**	2007	2006
Electronic payment processing services:			
TSYS de México	**$ 2**	3	3
CB&T	**—**	5,431	4,998
Synovus and affiliates	**—**	124	87
Total electronic payment processing services	**$ 2**	5,558	5,088
Other services:			
CB&T	**$ —**	7,604	6,499
Synovus and affiliates	**—**	1,412	1,266
Total other services	**$ —**	9,016	7,765
Reimbursable items:			
TSYS de México	**$ 54**	2	15
CUP Data	**44**	88	—
Aircraft enterprise	**4**	—	—
CB&T	**—**	2,067	1,718
Synovus and affiliates	**—**	298	106
Total reimbursable items	**$102**	2,455	1,839

The Company and Synovus and its affiliates are parties to various agreements to provide certain services between one another. The table below details expenses associated with affiliated companies for the years ended December 31, 2008, 2007 and 2006 by expense category:

(in thousands)	2008	2007	2006
Salaries and other personnel expense:			
Trustee fees paid to Synovus	$ —	1,138	1,070
Total salaries and other personnel expense	$ —	1,138	1,070
Net technology and facilities expense:			
Rent paid to CB&T by TSYS	$ —	119	102
Rent paid to TSYS by CB&T	—	(39)	(40)
Rent paid to TSYS by Synovus	—	(1,165)	(1,062)
Total net technology and facilities expense	$ —	(1,085)	(1,000)
Other operating expenses:			
Processing support fees paid to TSYS de México	**$141**	141	147
Management fees paid to Synovus	—	8,890	8,893
Misc. fees paid to Synovus	—	163	354
Misc. fees paid to CB&T	—	285	94
Banking service fees paid by TSYS to Synovus affiliate banks	—	12	43
Data processing service fees paid to TSYS de México	—	1	39
Total other operating expenses	**$141**	9,492	9,570

Nonoperating Income

The Company earned interest income from Synovus affiliate banks for the years ended December 31, 2007 and 2006 of approximately $16.5 million and $7.5 million, respectively.

Cash Flow

TSYS paid cash dividends to CB&T in the amount of approximately $528.4 million and $41.5 million in 2007 and 2006, respectively. TSYS received cash dividends from its equity method equity investments of approximately $6.4 million, $3.0 million and $2.4 million in 2008, 2007 and 2006, respectively.

Stock Options

Prior to the spin-off, certain officers of TSYS and other TSYS employees participated in the Synovus Incentive Plans. Nonqualified options to acquire Synovus common stock were granted in 2007 and 2006 as follows:

(in thousands, except per share data)	2007	2006
Number of shares under options	103	305
Weighted average exercise price	$31.93	27.67

These stock options were granted with an exercise price equal to the fair market value of Synovus common stock at the date of grant. The options vest over two to three years and expire eight to ten years from date of grant. Refer to Note 14 for more information on stock options.

Prior to the spin-off, Synovus had granted stock options to key TSYS employees through its various stock option plans under which the Compensation Committee of the Synovus Board of Directors had the authority to grant stock options, stock appreciation rights, restricted stock and performance awards. As a result of the spin-off, these outstanding Synovus stock options granted to TSYS employees were converted to TSYS options on December 31, 2007. Refer to Note 14 in the consolidated financial statements for more information on stock options.

The Company believes the terms and conditions of the transactions described above between TSYS, CB&T, Synovus and other affiliated companies are comparable to those which could have been obtained in transactions with unaffiliated parties. No significant changes have been made to the method of establishing terms with the affiliated companies during the periods presented.

NOTE 3 Cash and Cash Equivalents

Cash and cash equivalent balances at December 31 are summarized as follows:

(in thousands)	2008	2007
Cash and cash equivalents in domestic accounts	**$157,744**	171,715
Cash and cash equivalents in foreign accounts	**62,274**	38,803
Total	**$220,018**	210,518

The Company maintains accounts outside the United States denominated in currencies other than the U.S. Dollar. All amounts in domestic accounts are denominated in U.S. Dollars.

NOTE 4 Prepaid Expenses and Other Current Assets

Significant components of prepaid expenses and other current assets at December 31 are summarized as follows:

(in thousands)	2008	2007
Income taxes receivable	**$23,752**	10,838
Prepaid expenses	**13,993**	12,766
Supplies inventory	**9,586**	8,725
Other	**41,359**	39,921
Total	**$88,690**	72,250

NOTE 5 Property and Equipment, net

Property and equipment balances at December 31 are as follows:

(in thousands)	2008	2007
Computer and other equipment	**$226,101**	201,430
Buildings and improvements	**220,002**	231,893
Furniture and other equipment	**106,880**	96,952
Land	**16,556**	17,909
Construction in progress	**774**	1,391
Total property and equipment	**570,313**	549,575
Less accumulated depreciation and amortization	**290,139**	266,437
Property and equipment, net	**$280,174**	283,138

Depreciation and amortization expense related to property and equipment was $47.6 million, $44.0 million and $43.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Depreciation expense includes amounts for equipment acquired under capital lease.

In September 2007, the Company recognized an impairment loss of $538,000 in net technology and facilities expense related to one of the Company's facilities. The impairment charge of $538,000 is reflected in the North America Services segment.

NOTE 6 Computer Software, net

Computer software at December 31 is summarized as follows:

(in thousands)	2008	2007
Licensed computer software	**$363,732**	337,067
Software development costs	**209,546**	190,340
Acquisition technology intangibles	**55,156**	44,053
Total computer software	**628,434**	571,460
Less accumulated amortization:		
Licensed computer software	**261,518**	226,366
Software development costs	**142,260**	122,439
Acquisition technology intangibles	**21,729**	16,825
Total accumulated amortization	**425,507**	365,630
Computer software, net	**$202,927**	205,830

TSYS acquired Infonox on the Web (Infonox) in November 2008. The Company has preliminarily allocated approximately $21.5 million to acquisition technology intangibles. Refer to Note 22 for more information on Infonox.

Amortization expense related to licensed computer software costs was $39.2 million, $38.6 million and $75.0 million for the years ended December 31, 2008, 2007 and 2006, respectively. Amortization expense includes amounts for computer software acquired under capital lease. Amortization of software development costs was $19.9 million, $20.0 million and $12.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. Amortization expense related to acquisition technology intangibles was $5.9 million for 2008, $6.0 million for 2007 and $5.2 million for 2006.

The weighted average useful life for each component of computer software, and in total, at December 31, 2008, is as follows:

At December 31, 2008	Weighted Average Amortization Period (Yrs)
Licensed computer software	5.7
Software development costs	6.6
Acquisition technology intangibles	7.7
Total	6.2

Estimated future amortization expense of licensed computer software, software development costs and acquisition technology intangibles as of December 31, 2008 for the next five years is:

(in thousands)	Licensed Computer Software	Software Development Costs	Acquisition Technology Intangibles
2009	$29,377	19,344	6,441
2010	25,446	18,574	6,441
2011	19,050	11,423	5,935
2012	16,734	9,006	5,226
2013	9,432	5,492	3,299

NOTE 7 Contract Acquisition Costs, net

Significant components of contract acquisition costs at December 31 are summarized as follows:

(in thousands)	2008	2007
Payments for processing rights, net	**$ 79,035**	96,449
Conversion costs, net	**58,367**	55,150
Total	**$137,402**	151,599

Amortization related to payments for processing rights, which is recorded as a reduction of revenues, was $29.6 million, $24.7 million and $26.7 million for 2008, 2007 and 2006, respectively.

Amortization expense related to conversion costs was $14.4 million, $15.9 million and $17.8 million for 2008, 2007 and 2006, respectively.

In March 2007, the Company recognized an impairment loss related to conversion costs of $620,000, which is reflected in the North America Services segment.

The weighted average useful life for each component of contract acquisition costs, and in total, at December 31, 2008 is as follows:

At December 31, 2008	Weighted Average Amortization Period (Yrs)
Payments for processing rights	9.4
Conversion costs	9.5
Total	9.4

Estimated future amortization expense on payments for processing rights and conversion costs as of December 31, 2008 for the next five years is:

(in thousands)	Payments for Processing Rights	Conversion Costs
2009	$27,291	13,095
2010	16,569	11,242
2011	12,964	10,941
2012	10,550	7,081
2013	6,146	4,696

NOTE 8 Goodwill

In November 2008, TSYS acquired Infonox for an aggregate consideration of approximately $50.3 million, with contingent payments over the next three years of up to $25.0 million based on performance. The Company has preliminarily allocated approximately $28.4 million to goodwill. Refer to Note 22 for more information on Infonox.

Effective February 1, 2008, Golden Retriever Systems L.L.C. (Golden Retriever) became a wholly owned subsidiary of TSYS Acquiring. Golden Retriever was previously a wholly owned subsidiary of Enhancement Services Corporation and was reported under the North America Services segment. Effective February 1, 2008, the financial results of Golden Retriever are included in the Merchant Services segment. As a result, the Company reallocated approximately $2.1 million of goodwill between the North America Services segment and the Merchant Services segment.

The changes in the carrying amount of goodwill at December 31, 2008 and 2007 are as follows:

(in thousands)	North America Services	Global Services	Merchant Services	Consolidated
Balance as of December 31, 2006	$ 72,698	28,539	32,100	$ 133,337
TSYS Card Tech purchase price allocation adjustment	—	5,270	—	5,270
TSYS Managed Services purchase price allocation adjustment	—	302	—	302
Currency translation adjustments	—	3,636	—	3,636
Balance as of December 31, 2007	72,698	37,747	32,100	142,545
Acquisition of Infonox	**—**	**—**	**28,395**	**28,395**
Transfer goodwill between segments	**(2,084)**	**—**	**2,084**	**—**
Currency translation adjustments	**—**	**(4,945)**	**—**	**(4,945)**
Balance as of December 31, 2008	**$70,614**	**32,802**	**62,579**	**$165,995**

NOTE 9 Equity Investments

In December 2007, the Company acquired 45% of an aircraft enterprise for approximately $12.1 million. TSYS is using the equity method of accounting for this enterprise. Refer to Note 22 for more information on the aircraft enterprise.

The Company has an equity investment with a number of Mexican banks and records its 49% ownership in the equity investment using the equity method of accounting. The operation, TSYS de México, prints statements and provides card-issuing support services to the equity investment clients and others.

The Company has an equity investment with China UnionPay Co., Ltd. (CUP) and records its 44.56% ownership in its equity investment using the equity method of accounting. CUP is sanctioned by the People's Bank of China, China's central bank, and has become one of the world's largest and fastest-growing payments networks. CUP Data currently provides transaction processing, disaster recovery and other services for banks and bankcard issuers in China.

TSYS' equity investments are recorded initially at cost and subsequently adjusted for equity in earnings, cash contributions and distributions, and foreign currency translation adjustments.

TSYS' equity in income of equity investments (net of tax) for the years ended December 31, 2008, 2007 and 2006 was $6.1 million, $5.4 million and $4.2 million, respectively.

A summary of TSYS' equity investments at December 31 is as follows:

(in millions)	2008	2007
CUP Data	**$65.9**	60.5
TSYS de México	**8.1**	8.1
Other	**11.9**	12.3
Total	**$85.9**	80.9

NOTE 10 Other Intangible Assets, net

In November 2008, TSYS acquired Infonox. The Company has preliminarily allocated approximately $7.0 million to other intangible assets as part of the purchase price allocation to customer relationships, convenants-not-to-compete and trade name. Refer to Note 22 for more information on Infonox.

Significant components of other intangible assets at December 31 are summarized as follows:

	2008		
(in thousands)	Gross	Accumulated Amortization	Net
Customer relationships	**$29,451**	**(13,113)**	**$16,338**
Covenants-not-to-compete	**1,600**	**(1,075)**	**525**
Trade name	**2,046**	**(1,457)**	**589**
Total	**$33,097**	**(15,645)**	**$17,452**

	2007		
(in thousands)	Gross	Accumulated Amortization	Net
Customer relationships	$23,938	(10,727)	$13,211
Covenants-not-to-compete	1,000	(1,000)	—
Trade name	1,365	(1,114)	251
Total	$26,303	(12,841)	$13,462

Amortization related to other intangible assets, which is recorded in other operating expenses, was $2.9 million, $3.1 million and $4.2 million for 2008, 2007 and 2006, respectively.

The weighted average useful life for each component of other intangible assets, and in total, at December 31, 2008 is as follows:

At December 31, 2008	Weighted Average Amortization Period (Yrs)
Customer relationships	8.3
Covenant-not-to-compete	2.9
Trade name	2.8
Total	7.7

Estimated future amortization expense on other intangible assets as of December 31, 2008 for the next five years is:

(in thousands)	
2009	$3,261
2010	3,104
2011	2,616
2012	2,616
2013	1,366

NOTE 11 Long-term Debt and Capital Lease Obligations

Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders, including Synovus. TSYS funded the dividend through a combination of cash on hand and the use of a revolving credit facility. On December 21, 2007, the Company entered into a Credit Agreement with Bank of America N.A., as Administrative Agent, The Royal Bank of Scotland plc, as Syndication Agent, and the other lenders. The Credit Agreement provides for a $168 million unsecured five year term loan to the Company and a $252 million five year unsecured revolving credit facility. The principal balance of loans outstanding under the credit facility bears interest at a rate of the London Interbank Offered Rate (LIBOR) plus an applicable margin of 0.60%. The applicable margin could vary within a range from 0.27% to 0.725% depending on changes in the Company's corporate credit rating which is currently at "BBB". Interest is paid on the last date of each interest period; however, if the period exceeds three months, interest is paid every three months after the beginning of such interest period. In addition, the Company is to pay each lender a fee in respect of the amount of such lender's commitment under the revolving credit facility (regardless of usage), ranging from 0.08% to 0.15% (currently 0.10%) depending on the Company's corporate credit rating.

The Company is not required to make any scheduled principal payments other than payment of the entire outstanding balance on December 21, 2012. The Company may prepay the revolving credit facility and the term loan in whole or in part at any time without premium or penalty, subject to reimbursement of the lenders' customary breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The Credit Agreement includes covenants requiring the Company to maintain certain minimum financial ratios. The Company did not use the revolving credit facility in 2008 or 2007.

The proceeds will be used for working capital and other corporate purposes, including financing the repurchase by TSYS of its capital stock.

On October 31, 2008, the Company repaid its Global Services' loan that it acquired in August 2007. The loan was scheduled to mature in January 2009. The Company paid £33 million, or approximately $54.1 million.

On October 30, 2008, the Company's Global Services segment obtained a credit agreement from a third-party to borrow up to approximately ¥2.0 billion, or $21 million, in a Yen-denominated three year loan to finance activities in Japan. The rate is LIBOR plus 80 basis points. The Company initially made a draw of ¥1.5 billion, or approximately $15.1 million.

On May 28, 2008, TSYS Managed Services EMEA Ltd. borrowed £1.3 million, or approximately $2.5 million, through a short-term note. At the end of December 2008, the balance of the loan was approximately £1.3 million, or approximately $1.9 million. The interest rate on the note is LIBOR plus 2%, with interest payable quarterly. The term of the note is eleven months.

In January 2008 the Company repaid its Global Services' loan of approximately $2.1 million that it acquired in January 2007.

In December 2007, the Company financed the purchase of $22.0 million of mainframe and distributed system software licenses with a note payable with the vendor. The term of the note is 39 months and the interest rate is 3.95%.

In connection with the formation of TSYS Managed Services, TSYS and Merchants agreed to provide long-term financing to TSYS Managed Services. At the end of December 2008, the balance of the financing arrangement with Merchants was approximately £2.0 million, or approximately $2.9 million.

In addition, TSYS maintains an unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2008 or 2007.

Long-term debt at December 31 consists of:

(in thousands)	**2008**	2007
LIBOR + 0.60%, unsecured term loan, due December 21, 2012, with principal to be paid at maturity	**$168,000**	168,000
LIBOR + 0.80%, unsecured term loan, due November 2, 2011, with principal paid at maturity	**16,602**	—
3.95% note payable, due March 1, 2011, with monthly interest and principal payments	**15,496**	21,954
LIBOR + 2.00%, unsecured term loan, due November 16, 2011, with quarterly interest payments and principal to be paid at maturity	**2,914**	3,909
LIBOR + 2.00%, unsecured term loan, due April 30, 2009, with quarterly interest payments and principal to be paid at maturity	**1,857**	—
LIBOR + 0.45%, unsecured term loan, repaid during 2008	**—**	65,254
Japan prime rate + 0.375%, unsecured term loan, repaid during 2008	**—**	2,190
Total debt	**204,869**	261,307
Less current portion	**8,575**	8,648
Noncurrent portion of long-term debt	**$196,294**	252,659

Required annual principal payments on long-term debt for the five years subsequent to December 31, 2008 are summarized as follows:

(in thousands)	
2009	$ 8,576
2010	6,988
2011	21,306
2012	168,000
2013	—

Capital lease obligations at December 31 consists of:

(in thousands)	**2008**	2007
Capital lease obligations	**$19,920**	7,014
Less current portion	**6,344**	3,080
Noncurrent portion of capital leases	**$13,576**	3,934

The present value of the future minimum lease payments under capital leases at December 31, 2008 are summarized as follows:

(in thousands)	
2009	$ 7,309
2010	5,323
2011	4,873
2012	2,926
2013	1,795
Total minimum lease payments	22,226
Less amount representing interest	2,306
	$19,920

NOTE 12 Other Current Liabilities

Significant components of other current liabilities at December 31 are summarized as follows:

(in thousands)	**2008**	2007
Client liabilities	**$ 40,116**	32,199
Accrued expenses	**32,865**	32,520
Deferred revenues	**22,639**	25,733
Dividends payable	**13,780**	13,859
Transaction processing provisions	**5,417**	8,525
Client postage deposits	**3,772**	4,244
Accrued income taxes	**2,744**	2,657
Other	**20,297**	15,371
Total	**$141,630**	135,108

NOTE 13 Shareholders' Equity

DIVIDENDS: Dividends on common stock of $55.4 million were paid in 2008, compared to $655.2 million and $51.3 million in 2007 and 2006, respectively. Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS paid a one-time aggregate cash dividend of $600 million to all TSYS shareholders. On May 25, 2006, the Company announced an increase in its quarterly dividend of 16.7% from $0.06 to $0.07 per share.

EQUITY COMPENSATION PLANS: The following table summarizes TSYS' equity compensation plans by category:

(in thousands, except per share data) **Plan Category**	**(a)** **Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**(b)** **Weighted-average exercise price of outstanding options, warrants and rights**	**(c)** **Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Equity compensation plans approved by security holders	**6,185**[(1)]	**$27.59**	**23,862**[(2)]
Equity compensation plans not approved by security holders	—	—	—
Total	**6,185**	**$27.59**	**23,862**

(1) Does not include an aggregate of 233,259 shares of nonvested awards which will vest over the remaining years through 2012.

(2) Includes 23,861,789 shares available for future grants under the Total System Services, Inc. 2002 Long-Term Incentive Plan, 2007 Omnibus Plan and 2008 Omnibus Plan.

In 2008, TSYS trued up certain pre-spin tax benefits previously recorded in connection with various stock options and nonvested awards. The adjustment resulted in a debit to additional paid-in capital of $1.8 million and a corresponding adjustment to taxes payable.

EARNINGS PER SHARE: The diluted earnings per share calculation excludes stock options and nonvested awards that are convertible into 5,929,970 common shares for the year ended December 31, 2008, and excludes 5,213,298 and 301,650 common shares for the years ended December 31, 2007 and 2006, respectively, because their inclusion would have been anti-dilutive.

NOTE 14 Share-Based Compensation

General Description of Share-Based Compensation Plans

TSYS has various long-term incentive plans under which the Compensation Committee of the Board of Directors has the authority to grant share-based compensation to TSYS employees.

Vesting for stock options granted during 2006 accelerates upon retirement for plan participants who have reached age 62 and who also have no less than fifteen years of service at the date of their election to retire. For stock options granted in 2006, share-based compensation expense is fully recognized for plan participants upon meeting the retirement eligibility requirements of age and service.

Stock options granted prior to 2006 generally become exercisable at the end of a two to three-year period and expire ten years from the date of grant. Vesting for stock options granted prior to 2006 accelerates upon retirement for plan participants who have reached age 50 and who also have no less than fifteen years of service at the date of their election to retire. Following adoption of SFAS No. 123R, share-based compensation expense is recognized in income over the remaining nominal vesting period with consideration for retirement eligibility.

The Company historically issues new shares or uses treasury shares to satisfy share option exercises. On April 20, 2006, TSYS announced that its board had approved a stock repurchase plan to purchase up to 2 million shares. With the completion of the spin-off, the TSYS Board of Directors extended to April 2010 TSYS' current share repurchase program and increased the number of shares that may be repurchased under the plan to 10 million. The shares will be purchased from time to time and purchases will depend on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes, including, but not limited to, fulfilling stock option exercises and the granting of nonvested shares.

Long-Term Incentive Plans — Synovus

Prior to the spin-off, Synovus had various stock option plans under which the Compensation Committee of the Synovus Board of Directors had authority to grant stock options, stock appreciation rights, restricted stock and performance awards to key Synovus employees, including key TSYS employees. The general terms of the existing stock option plans included vesting periods ranging from two to three years and exercise periods ranging from five to ten years. Such stock options were granted at exercise prices which equaled the fair market value of a share of common stock on the grant date.

During 2007, Synovus granted 102,653 stock options to key TSYS officers and employees. The fair value of the option grant was $7.22 per option and was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions: risk-free interest rate of 4.78%; expected volatility of 21.76%; expected term of 6.0 years; and dividend yield of 2.60%. The expected term of 6.0 years was determined using the "simplified" method, as prescribed by SEC's Staff Accounting Bulletin No. 107.

During 2006, Synovus granted stock options to key TSYS executive officers. The fair value of the option grant was $6.57 per option and was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions: risk-free interest rate of 4.48%; expected volatility of 25.1%; expected term of 6.0 years; and dividend yield of 2.80%. The expected term of 6.0 years was determined using the "simplified" method, as prescribed by the SEC's Staff Accounting Bulletin No. 107.

As a result of the spin-off, all Synovus stock options outstanding granted to TSYS employees were converted to TSYS options on December 31, 2007.

A summary of the option activity related to option grants on Synovus common stock to TSYS employees as of December 31, 2007 and 2006, and changes during the years ended on those dates is presented below:

	2007		2006	
(in thousands, except per share data)	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options:				
Outstanding at beginning of year	6,045	$26.48	6,451	$25.79
Granted	103	31.93	305	27.67
Exercised	(690)	20.77	(645)	20.34
Net Synovus/TSYS employee transfers in and out	15	23.57	(3)	21.90
Forfeited/canceled/converted to TSYS options	(5,473)	27.29	(63)	24.45
Outstanding at end of year	—	$ —	6,045	$26.48
Options exercisable at year-end	—	$ —	2,594	$23.80
Weighted average fair value of options granted during the year		$ 7.22		$ 6.57

Long-Term Incentive Plans — TSYS

TSYS 2008 Omnibus Plan: TSYS maintains a Total System Services, Inc. 2008 Omnibus Plan (2008 Plan) to advance the interests of TSYS and its shareholders through awards that give employees and directors a personal stake in TSYS' growth, development and financial success. Awards under the TSYS 2008 Plan are designed to motivate employees and directors to devote their best interests to the business of TSYS. Awards will also help TSYS attract and retain the services of employees and directors who are in a position to make significant contributions to TSYS' success after the spin-off. Compensation paid pursuant to the TSYS 2008 Plan is intended, to the extent reasonable, to qualify for tax deductibility under Section 162(m) and Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, as they may be amended from time to time.

The 2008 Plan is administered by the Compensation Committee of the Company's Board of Directors and enables the Company to grant nonqualified and incentive stock options, stock appreciation rights, restricted stock and restricted stock units, performance units or performance shares, cash-based awards, and other stock-based awards.

All stock options must have a maximum life of no more than ten years from the date of grant. The exercise price will not be less than 100% of the fair market value of TSYS' common stock at the time of grant. The aggregate number of shares of TSYS stock which may be granted to participants pursuant to awards granted under the 2008 Plan may not exceed 17,000,000 shares. Shares covered by an award shall only be counted as used to the extent they are actually issued. Any shares related to awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares, are settled in cash in lieu of shares, or are exchanged with the Committee's permission, prior to the issuance of shares, for awards not involving shares, shall be available again for grant under the TSYS 2008 Plan.

TSYS 2007 Omnibus Plan: TSYS maintains a Total System Services, Inc. 2007 Omnibus Plan (2007 Plan) to advance the interests of TSYS and its shareholders through awards that give employees and directors a personal stake in TSYS' growth, development and financial success. Awards under the 2007 Plan are designed to motivate employees and directors to devote their best interests to the business of TSYS. Awards will also help TSYS attract and retain the services of employees and directors who are in a position to make significant contributions to TSYS' future success. Compensation paid pursuant to the 2007 Plan is intended, to the extent reasonable, to qualify for tax deductibility under Section 162(m) and Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, as may be amended from time to time.

The 2007 Plan is administered by the Compensation Committee of the Company's Board of Directors and enables the Company to grant nonqualified and incentive stock options, stock appreciation rights, restricted stock and restricted stock units, performance units or performance shares, cash-based awards, and other stock-based awards.

All stock options must have a maximum life of no more than ten years from the date of grant. The exercise price will not be less than 100% of the fair market value of TSYS' common stock at the time of grant. The aggregate number of shares of TSYS stock which may be granted to participants pursuant to awards granted under the 2007 Plan may not exceed 5,000,000 shares. Shares covered by an award shall only be counted as used to the extent they are actually issued. Any shares related to awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares, are settled in cash in lieu of shares, or are exchanged with the Committee's permission, prior to the issuance of shares, for awards not involving shares, shall be available again for grant under the TSYS 2007 Plan.

TSYS 2002 Long-Term Incentive Plan: TSYS' compensation program includes long-term performance awards under the Total System Services, Inc. 2002 Long-Term Incentive Plan (TSYS 2002 Plan), which is used to attract, retain, motivate and reward employees and non-employee directors who make a significant contribution to the Company's long-term success. The TSYS 2002 Plan is administered by the Compensation Committee of the Company's Board of Directors and enables the Company to grant stock options, stock appreciation rights, restricted stock and performance awards; 9,355,299 shares of common stock are reserved for distribution under the TSYS 2002 Plan. Options granted under the TSYS 2002 Plan may be incentive stock options or nonqualified stock options as determined by the Committee at the time of grant.

Incentive stock options are granted at a price not less than 100% of the fair market value of the stock on the grant date, and nonqualified options are granted at a price to be determined by the Committee. However, the Committee has determined that options will not be issued at less than fair market value. Option vesting terms are established by the Committee at the time of grant and presently range from one to five years.

The expiration date of options granted under the TSYS 2002 Plan is determined at the time of grant and may not exceed ten years from the date of the grant.

2000 Long-Term Incentive Plan: TSYS maintains a 2000 Long-Term Incentive Plan (LTI Plan) to attract, retain, motivate and reward employees who make a significant contribution to the Company's long-term success and to enable such employees to acquire and maintain an equity interest in the Company. The LTI Plan is administered by the Compensation Committee of the Company's Board of Directors and enables the Company to grant stock options, stock appreciation rights, restricted stock and performance awards; 2.4 million shares of common stock were reserved for distribution under the LTI Plan. Options granted under the LTI Plan may be incentive stock options or nonqualified stock options as determined by the Committee at the time of grant.

Incentive stock options are granted at a price not less than 100% of the fair market value of the stock on the grant date, and nonqualified options are granted at a price to be determined by the Committee. However, the Committee has determined that options will not be issued at less than fair market value. Option vesting terms are established by the Committee at the time of grant and presently range from one to five years. The expiration date of options granted under the LTI Plan is determined at the time of grant and may not exceed ten years from the date of the grant.

Share-Based Compensation

TSYS' share-based compensation costs are included as expenses and classified as salaries and other personnel expenses. TSYS does not include amounts associated with share-based compensation as costs capitalized as software development and contract acquisition costs as these awards are typically granted to individuals not involved in capitalizable activities. For the year ended December 31, 2008, share-based compensation was $17.9 million (excluding $6.8 million included in spin related expenses) compared to $13.2 million (excluding $5.4 million included in spin related expenses) and $9.2 million for the same periods in 2007 and 2006, respectively.

Prior to the spin-off, Synovus had granted stock options to key TSYS employees through its various stock option plans under which the Compensation Committee of the Synovus Board of Directors had the authority to grant stock options, stock appreciation rights, restricted stock and performance awards. As a result of the spin-off, these Synovus stock options outstanding granted to TSYS employees were converted to TSYS options on December 31, 2007. In connection with the conversion, TSYS recorded $5.4 million of expense related to the revaluation of the vested converted options. TSYS will recognize additional expense related to the nonvested converted options through the remaining vesting period, the vast majority of which occurred in 2008.

Nonvested Awards: During 2008, the Company issued 697,911 shares of TSYS common stock with a market value of $15.3 million to certain key employees and non-management members of its Board of Directors under nonvested stock bonus awards for services to be provided in the future by such officers, directors and employees. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

During 2007, the Company issued 241,260 shares of TSYS common stock with a market value of $7.6 million to certain key employees and non-management members of its Board of Directors under nonvested stock bonus awards for services to be provided in the future by such officers, directors and employees. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

During 2006, the Company issued 425,925 shares of TSYS common stock with a market value of $9.6 million to certain key executive officers, members of management and non-management members of its Board of Directors under nonvested stock bonus awards for services to be provided in the future by such officers and directors. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

A summary of the status of TSYS' nonvested shares as of December 31, 2008, 2007 and 2006, respectively, and the changes during the periods are presented below:

Nonvested shares *(in thousands, except per share data)*	**2008**		2007		2006	
	Shares	**Weighted Average Grant-Date Fair Value**	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Outstanding at beginning of year	**591**	**$26.15**	514	$22.69	101	$23.11
Issued	**698**	**21.89**	241	31.37	426	22.60
Vested	**(258)**	**25.24**	(148)	22.63	(13)	23.08
Forfeited/canceled	**(17)**	**25.19**	(16)	26.37	—	—
Outstanding at end of year	**1,014**	**$23.46**	591	$26.15	514	$22.69

As of December 31, 2008, there was approximately $16.1 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a remaining weighted average period of 2.4 years.

During 2008, TSYS authorized a total grant of 182,816 shares of nonvested stock to two key executives with a performance-vesting schedule (2008 performance-vesting shares). These 2008 performance-vesting shares have separate one-year performance periods that vest over five to seven years (2008-2014) during each of which the Compensation Committee establishes an earnings per share goal and, if such goal is attained during any performance period, 20% of the performance-vesting shares will vest, up to a maximum of 100% of the total grant. Compensation expense for each year's award is measured on the grant date based on the quoted market price of TSYS common stock and is expensed on a straight-line basis for the year. At December 31, 2008, there remained 182,816 performance-vesting shares to be vested between 2009 and 2014.

During 2005, TSYS authorized a total grant of 126,087 shares of nonvested stock to two key executives with a performance-vesting schedule (2005 performance-vesting shares). These 2005 performance-vesting shares have separate one-year performance periods that vest over five to seven years (2005-2011) during each of which the Compensation Committee establishes an earnings per share goal and, if such goal is attained during any performance period, 20% of the performance-vesting shares will vest, up to a maximum of 100% of the total grant. Compensation expense for each year's award is measured on the grant date based on the quoted market price of TSYS common stock and is expensed on a straight-line basis for the year. At December 31, 2008, there remained 50,443 performance-vesting shares to be vested between 2009 and 2011.

A summary of the status of TSYS' performance-based nonvested shares as of December 31, 2008, 2007 and 2006, respectively, and changes during those periods are presented below:

Performance-based Nonvested shares *(in thousands, except per share data)*	**2008**		2007		2006	
	Shares	**Weighted Average Grant Date Fair Value**	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Outstanding at beginning of year	**25**	**$32.27**	25	$20.00	25	$24.93
Issued	**62**	**23.32**	25	32.27	25	20.00
Vested	**(25)**	**32.27**	(25)	20.00	(25)	24.93
Forfeited/canceled	**—**	**—**	—	—	—	—
Outstanding at end of year	**62**	**$23.32**	25	$32.27	25	$20.00

Synovus maintains various plans that are administered by its Compensation Committee of the Board of Directors designed to motivate employees and directors to devote their best interests to the business of Synovus. Through these plans, Synovus has granted nonvested awards to its employees. As a result of the spin-off and the distribution by Synovus of .483921 of a share of TSYS common stock on December 31, 2007 for each share of Synovus common stock outstanding on December 18, 2007, approximately 515,362 shares of TSYS stock were distributed to holders of Synovus nonvested awards. As a result, these shares are deemed nonvested TSYS shares and are not included in the calculation of basic EPS.

Performance Based Awards: On March 31, 2008, TSYS authorized performance based awards that have a market condition calculated on a combination of 2008 earnings per share growth and TSYS' performance compared to a three-year Total Shareholder Return (2008-2010) versus peers. Vesting of this award will occur on the last day of the three-year market condition valuation period if the participant is still employed on that date. Retirement for purposes of this award is defined as age 62 with 15 years of service, or age 65 regardless of service. The fair value of the award is based on a Monte Carlo simulation as prescribed by Statement of Financial Accounting Standards No. 123 (Revised) (SFAS No. 123R) *"Share-Based Payment (Revised)."* Although the TSYS Board of Directors authorized the award on March 31, 2008, the final amount of the awards is not known until the Compensation Committee has determined the final terms of the award. The Company engaged a third-party valuation specialist to ascertain the fair value of this award. The third-party specialist completed the evaluation during January 2009 and determined the valuation of the award to be approximately $1.0 million. The award will be amortized through December 2010. Until the award was deemed granted, TSYS excluded the issuance of these awards in reporting shares outstanding from the calculation of basic and diluted EPS (although related compensation expense on these awards are included properly in net income and related EPS calculation).

Stock Option Awards

During 2008, the Company granted 771,892 stock options to key TSYS executive officers. The average fair value of the option grant was $9.73 per option and was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions: exercise price of $23.15; risk-free interest rate of 3.42%; expected volatility of 36.57%; expected term of 8.7 years; and dividend yield of 1.21%.

As part of the spin-off, all Synovus stock options outstanding granted to TSYS employees were converted to TSYS options on December 31, 2007. The conversion resulted in 5.2 million TSYS options being granted to TSYS employees. The weighted average fair value of the option grant was $4.31 per option and it was estimated on the date of conversion using the Black-Scholes-Merton option pricing model with the following weighted average assumptions: risk-free interest rate of 3.28%; expected volatility of 26.41%; expected term of 2.4 years; and dividend yield of 1.04%. The expected term of 2.4 years was determined under the "simplified" method, as prescribed by the SEC's Staff Accounting Bulletin No. 107.

A summary of TSYS' stock option activity as of December 31, 2008, 2007 and 2006, and changes during the years ended on those dates is presented below:

(in thousands, except per share data)	**2008** Options	**2008** Weighted Average Exercise Price	2007 Options	2007 Weighted Average Exercise Price	2006 Options	2006 Weighted Average Exercise Price
Options:						
Outstanding at beginning of year	**5,439**	**$28.20**	1,066	$15.53	1,382	$15.19
Granted	**771**	**23.15**	5,195	28.55	—	—
Exercised	**(14)**	**18.62**	(822)	13.99	(305)	13.84
Forfeited/canceled	**(11)**	**28.40**	—	—	(11)	19.64
Outstanding at end of year	**6,185**	**$27.59**	5,439	$28.20	1,066	$15.53
Options exercisable at year-end	**5,250**	**$28.14**	2,015	$24.72	1,058	$15.46
Weighted average fair value of options granted during the year		**$ 9.73**		$ 4.31		$ —

The following table summarizes information about TSYS' stock options outstanding and exercisable at December 31, 2008:

(in thousands, except per share data)

Outstanding: Number Outstanding at December 31, 2008	Outstanding: Range of Exercise Prices	Exercisable: Number Exercisable at December 31, 2008	Exercisable: Range of Exercise Prices
386	$ 1.83 - 19.64	386	$ 1.83 - 19.64
1,188	20.10 - 25.81	416	20.10 - 25.81
1,081	26.85 - 27.69	1,081	26.85 - 27.69
502	28.02 - 29.18	404	28.02 - 29.18
3,028	30.29 - 33.36	2,963	30.29 - 33.36
Total 6,185	Weighted Average $ 27.59	Total 5,250	Weighted Average $ 28.14

	Outstanding	**Exercisable**
Average remaining contractual life (in years)	4.2	3.4
Aggregate intrinsic value (in thousands)	$(84,051)	$(76,903)

During the year ended December 31, 2008, there were 14,399 TSYS stock options exercised that had an intrinsic value of approximately $64,000.

During the year ended December 31, 2007, there were 821,525 TSYS stock options exercised that had an intrinsic value of approximately $13.3 million.

During the year ended December 31, 2006, there were 305,000 TSYS stock options exercised that had an intrinsic value of approximately $2.8 million. The stock options exercised during 2006 were fully vested before January 1, 2006.

For awards granted before January 1, 2006 that were not fully vested on January 1, 2006, the Company will record the tax benefits from the exercise of stock options as increases to the "Additional paid-in capital" line item of the Consolidated Balance Sheets. If the Company does recognize tax benefits, the Company will record these tax benefits from share-based compensation costs as cash inflows in the financing section and cash outflows in the operating section in the Statement of Cash Flows. The Company has elected to use the short-cut method to calculate its historical pool of windfall tax benefits.

As of December 31, 2008, there was approximately $6.0 million of total unrecognized compensation cost related to TSYS stock options that is expected to be recognized over a remaining weighted average period of 2.1 years.

NOTE 15 Treasury Stock

The following table summarizes shares held as treasury stock and their related carrying value:

(in thousands)	Number of Treasury Shares	Treasury Shares Cost
December 31, 2008	**3,652**	**$69,641**
December 31, 2007	1,695	34,138
December 31, 2006	1,764	35,233

Stock Repurchase Plan

On April 20, 2006, TSYS announced that its board had approved a stock repurchase plan to purchase up to 2 million shares, which represented slightly more than five percent of the shares of TSYS stock held by shareholders other than Synovus. The shares may be purchased from time to time over a two year period and will depend on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes.

With the completion of the spin-off, the TSYS Board of Directors extended to April 2010 TSYS' current share repurchase program that was set to expire in April 2008 and increased the number of shares that may be repurchased under the plan from 2 million to 10 million.

During 2008, TSYS purchased approximately 2.0 million shares of TSYS common stock through privately negotiated and open market transactions for an aggregate purchase price of $35.7 million, or an average per share price of $18.13. The Company has approximately 6,928,000 shares remaining that could be repurchased under the stock repurchase plan.

During 2006, TSYS purchased approximately 1.1 million shares of TSYS common stock through privately negotiated and open market transactions for an aggregate purchase price of $22.9 million, or an average per share price of $20.76.

The following table sets forth information regarding the Company's purchases of its common stock on a monthly basis during the three months ended December 31, 2008:

(in thousands, except per share data)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 2008	845	$12.71	2,947	7,053
November 2008	125	10.96	3,072	6,928
December 2008	—	—	3,072	6,928
Total	970	$12.49		

Shares Issued for Options Exercised

During 2008, 2007 and 2006, employees of the Company exercised options for 12,198, 69,325 and 30,000 shares of TSYS common stock, respectively, that were issued from treasury shares. During 2008, 2007 and 2006, employees of the Company exercised options for 2,201, 752,200 and 275,000 shares, respectively, of TSYS common stock that were newly issued shares.

NOTE 16 Other Comprehensive Income (Loss)

In June 1997, the FASB released SFAS No. 130. SFAS No. 130 established certain standards for reporting and presenting comprehensive income in the general-purpose financial statements. The purpose of SFAS No. 130 was to report all items that met the definition of "comprehensive income" in a prominent financial statement for the same period in which they were recognized. In accordance with the definition provided by Statement of Financial Accounting Concepts No. 6, comprehensive income includes all changes in owners' equity that resulted from transactions of the business entity with nonowners.

Comprehensive income is the sum of net income and other items that must bypass the income statement because they have not been realized, including items such as an unrealized holding gain or loss from available for sale securities and foreign currency translation gains or losses. These items are not part of net income, yet are important enough to be included in comprehensive income, giving the user a more comprehensive picture of the organization as a whole. Items included in comprehensive income, but not net income, are reported under the accumulated other comprehensive income section of shareholders' equity.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (SFAS No. 158), *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."* SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 was adopted by the Company as of December 31, 2006.

Comprehensive income (loss) for TSYS consists of net income, cumulative foreign currency translation adjustments and the recognition of an overfunded or underfunded status of a defined benefit postretirement plan recorded as a component of shareholders' equity. The income tax effects allocated to and the cumulative balance of each component of accumulated other comprehensive income (loss) are as follows:

(in thousands)	Beginning Balance	Pretax amount	Tax effect	Net-of-Tax Amount	Ending Balance
December 31, 2005	$ 15,373	(15,019)	(5,331)	(9,688)	$ 5,685
Foreign currency translation adjustments	$ 5,685	20,586	4,701	15,885	$21,570
Change in accumulated OCI related to postretirement healthcare plans	—	(1,465)	(536)	(929)	(929)
December 31, 2006	$ 5,685	19,121	4,165	14,956	$20,641
Foreign currency translation adjustments	$ 21,570	9,456	1,824	7,632	$29,202
Change in accumulated OCI related to postretirement healthcare plans	(929)	76	27	49	(880)
December 31, 2007	$ 20,641	9,532	1,851	7,681	$28,322
Foreign currency translation adjustments	**$29,202**	**(43,315)**	**(8,255)**	**(35,060)**	**$(5,858)**
Change in accumulated OCI related to postretirement healthcare plans	**(880)**	**194**	**83**	**111**	**(769)**
December 31, 2008	**$28,322**	**(43,121)**	**(8,172)**	**(34,949)**	**$(6,627)**

In July 2006, TSYS restructured its European branch operation into a new statutory structure that facilitates continued expansion in the European region. As a result, TSYS' UK branch structure was terminated with some of the former UK branch assets and workforce being contributed into the new European statutory structure. Consistent with its overall strategy of pursuing international investment opportunities, TSYS adopted the permanent reinvestment exception under Accounting Principles Board Opinion No. 23 (APB 23) *"Accounting for Income Taxes — Special Areas,"* with respect to future earnings of certain foreign subsidiaries. Its decision to permanently reinvest foreign earnings offshore means TSYS will no longer allocate taxes to foreign currency translation adjustments associated with these foreign subsidiaries accumulated in other comprehensive income.

NOTE 17 Commitments and Contingencies

LEASE COMMITMENTS: TSYS is obligated under noncancelable operating leases for computer equipment and facilities.

The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of December 31, 2008, are as follows:

(in thousands)	
2009	$ 92,751
2010	81,908
2011	33,016
2012	8,144
2013	3,525
Thereafter	13,360
Total future minimum lease payments	$232,704

The majority of computer equipment lease commitments come with a renewal option or an option to terminate the lease. These lease commitments may be replaced with new leases which allows the Company to continually update its computer equipment. Total rental expense under all operating leases in 2008, 2007 and 2006 was $102.4 million, $92.8 million and $121.9 million, respectively. Total rental expense under sublease arrangements in 2007 was $171,000.

The total of minimum rental receipts under noncancelable subleases as of the date of the latest balance sheet presented is $1.7 million.

CONTRACTUAL COMMITMENTS: In the normal course of its business, the Company maintains long-term processing contracts with its clients. These processing contracts contain commitments, including, but not limited to, minimum standards and time frames against which the Company's performance is measured. In the event the Company does not meet its contractual commitments with its clients, the Company may incur penalties and certain clients may have the right to terminate their contracts with the Company. The Company does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial position, results of operations or cash flows.

CONTINGENCIES: The Company is subject to various legal proceedings and claims and is also subject to information requests, inquiries and investigations arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably. The Company establishes reserves for litigation and similar matters when those matters present loss contingencies that TSYS determines to be both probable and reasonably estimable in accordance with Statement of Financial Accounting Standards No. 5 (SFAS No. 5), *"Accounting for Contingencies"*.

GUARANTEES AND INDEMNIFICATIONS: The Company has entered into processing and licensing agreements with its clients that include intellectual property indemnification clauses. Under these clauses, the Company generally agrees to indemnify its clients, subject to certain exceptions, against legal claims that TSYS' services or systems infringe on certain third party patents, copyrights or other proprietary rights. In the event of such a claim, the Company is generally obligated to hold the client harmless and pay for related losses, liabilities, costs and expenses, including, without limitation, court costs and reasonable attorney's fees. The Company has not made any indemnification payments pursuant to these indemnification clauses.

The Company has not recorded a liability for guarantees or indemnities in the accompanying consolidated balance sheet since the maximum amount of potential future payments under such guarantees and indemnities is not determinable.

NOTE 18 Income Taxes

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.

The components of income tax expense included in the consolidated statements of income were as follows:

	Years Ended December 31,		
(in thousands)	**2008**	2007	2006
Current income tax expense (benefit):			
Federal	**$126,458**	153,352	137,103
State	**4,701**	(2,958)	3,669
Foreign	**5,075**	3,326	3,682
Total current income tax expense	**136,234**	153,720	144,454
Deferred income tax expense (benefit):			
Federal	**(3,613)**	(11,929)	(17,578)
State	**(396)**	1,599	(418)
Foreign	**(431)**	278	(276)
Total deferred income tax benefit	**(4,439)**	(10,052)	(18,272)
Total income tax expense	**$131,795**	143,668	126,182

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes, minority interest and equity in income of equity investments as a result of the following:

(in thousands)	Years Ended December 31, 2008	2007	2006
Computed "expected" income tax expense	**$132,090**	132,769	130,149
Increase (decrease) in income tax expense resulting from:			
Minority interests in income of consolidated subsidiaries and equity in income of equity investments	**1,342**	1,311	1,222
State income tax expense (benefit), net of federal income tax effect	**2,798**	(883)	2,112
Increase in valuation allowance	**5,006**	2,003	1,840
Tax credits	**(4,131)**	(5,290)	(5,335)
Federal income tax expense resulting from deconsolidation	**—**	10,369	—
Permanent differences and other, net	**(5,310)**	3,389	(3,806)
Total income tax expense	**$131,795**	143,668	126,182

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability at December 31, 2008 and 2007 relate to the following:

(in thousands)	At December 31, 2008	2007
Deferred income tax assets:		
Net operating loss and income tax credit carryforwards	**$ 8,207**	9,807
Allowances for doubtful accounts and billing adjustments	**2,686**	3,015
Deferred revenue	**3,441**	11,532
Other, net	**48,358**	31,357
Total deferred income tax assets	**62,692**	55,711
Less valuation allowance for deferred income tax assets	**(19,029)**	(14,023)
Net deferred income tax assets	**43,663**	41,688
Deferred income tax liabilities:		
Excess tax over financial statement depreciation	**(26,655)**	(26,731)
Computer software development costs	**(39,843)**	(41,025)
Purchase accounting adjustments	**(1,953)**	(2,395)
Foreign currency translation	**(2,856)**	(11,111)
Other, net	**(10,115)**	(10,702)
Total deferred income tax liabilities	**(81,422)**	(91,964)
Net deferred income tax liabilities	**$(37,759)**	(50,276)
Total net deferred tax assets (liabilities):		
Current	**$ 22,851**	17,152
Noncurrent	**(60,610)**	(67,428)
Net deferred income tax liability	**$(37,759)**	(50,276)

As of December 31, 2008, TSYS had recognized deferred tax assets from net operating loss and federal and state income tax credit forwards of $14.1 million and $4.0 million, respectively. As of December 31, 2007, TSYS had recognized deferred tax assets from net operating loss and federal and state income tax credit carryforwards of $11.6 million and $4.1 million, respectively. The credits will begin to expire in the year 2010. The net operating losses will expire in the years 2011 through 2019. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

At December 31, 2008 and 2007, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that TSYS will realize the benefits of these deductible differences, net of existing valuation allowances. The valuation allowance for deferred tax assets was $19.0 million and $14.0 million at December 31, 2008 and 2007, respectively. The increase in the valuation allowance for deferred income tax assets was $5.0 million for 2008. The increase relates to foreign losses recognized in 2008, which more likely than not will not be realized in later years.

The Company realizes substantial credits against state income taxes. The Company is able to recognize benefits in excess of its state income tax obligations by transferring these credits to affiliated companies in exchange for cash payments.

No provision for U.S. federal and state incomes taxes has been made in our consolidated financial statements for those non-U.S. subsidiaries whose earnings are considered to be reinvested. A distribution of these non-U.S. earnings in the form of dividends, or otherwise, would subject the Company to both U.S. federal and state income taxes, as adjusted for non-U.S. tax credits, and withholding taxes payable to the various non-U.S. countries. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable.

TSYS is the parent of an affiliated group that files a consolidated U.S. Federal income tax return and most state and foreign income tax returns on a separate entity basis. In the normal course of business, the Company is subject to examinations by these taxing authorities unless statutory examination periods lapse. TSYS is no longer subject to U.S. Federal income tax examinations for years before 2005 and with few exceptions, the Company is no longer subject to income tax examinations from state and local or foreign tax authorities for years before 2001. There are currently no Federal or foreign tax examinations in progress. However, a number of tax examinations are in progress by the relevant state tax authorities. Although TSYS is unable to determine the ultimate outcome of these examinations, TSYS believes that its liability for uncertain tax positions relating to these jurisdictions for such years is adequate.

TSYS adopted the provisions of FIN 48 on January 1, 2007. This interpretation prescribed a recognition threshold and measurement attribute for the financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken in a tax return.

As a result of the implementation of FIN 48, the Company recognized approximately a $2.0 million increase in the liability for unrecognized income tax benefits, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings. This adjustment was the cumulative effect of applying a different measurement standard in accounting for uncertainty in income taxes. During the year ended December 31, 2008, TSYS decreased its liability for prior year uncertain income tax positions as a discrete item by a net amount of approximately $1.2 million (net of the federal tax effect). This decrease resulted from recalculating state liabilities and expiring federal audit period statutes and other new information impacting the potential resolution of material uncertain tax positions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows[1]:

(in millions)	**Twelve Months Ended December 31, 2008**
Beginning balance	$ 6.1
Current activity:	
Additions based on tax positions related to current year	0.5
Additions for tax positions of prior years	0.2
Reductions for tax positions of prior years	(2.4)
Settlements	—
Net, current activity	(1.7)
Ending balance	$ 4.4

(1) Unrecognized State tax benefits are not adjusted for the Federal tax impact.

TSYS recognizes potential interest and penalties related to the underpayment of income taxes as income tax expense in the consolidated statements of income. Gross accrued interest and penalties on unrecognized tax benefits totaled $1.3 million and $1.2 million as of December 31, 2008 and December 31, 2007, respectively. The total amounts of unrecognized income tax benefits as of December 31, 2008 and December 31, 2007 that, if recognized, would affect the effective tax rates are $4.3 million and $5.5 million (net of the Federal benefit on State tax issues), respectively, which includes interest and penalties of $1.0 million and $0.9 million, respectively.

NOTE 19 Employee Benefit Plans

The Company provides benefits to its employees by offering employees participation in certain defined contribution plans. On December 31, 2007, Synovus completed the spin-off to its shareholders of the shares of TSYS stock formerly owned by Synovus. As a result of the spin-off, TSYS created TSYS specific benefit plans. The descriptions provided below for the TSYS specific plans are also applicable to the prior Synovus plans.

The employee benefit plans through which TSYS provided benefits to its employees during 2008 are described as follows:

MONEY PURCHASE PLAN: During 2008, the Company's employees were eligible to participate in the Total System Services, Inc. (TSYS) Money Purchase Pension Plan, a defined contribution pension plan. The terms of the plan provide for the Company to make annual contributions to the plan equal to 7% of participant compensation, as defined. The Company's contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)	
2008	**$21,613**
2007	18,699
2006	19,156

PROFIT SHARING PLAN: During 2008, the Company's employees were eligible to participate in the TSYS Profit Sharing Plan. The Company's contributions to the plan are contingent upon achievement of certain financial goals. The terms of the plan limit the Company's contribution to 7% of participant compensation, as defined, not to exceed the maximum allowable deduction under Internal Revenue Service guidelines. The Company's contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)	
2008	**$ 4,485**
2007	17,995
2006	19,038

401(K) PLAN: During 2008, the Company's employees were eligible to participate in the TSYS 401(k) Plan. The terms of the plan allow employees to contribute eligible pretax compensation with a discretionary company contribution up to a maximum of 7% of participant compensation, as defined, based upon the Company's attainment of certain financial goals. The Company's contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)	
2008	**$ 656**
2007	1,007
2006	5,373

STOCK PURCHASE PLAN: The Company maintains stock purchase plans for employees and directors, whereby TSYS makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase presently issued and outstanding shares of TSYS common stock for the benefit of participants. The Company's contributions to these plans charged to expense for the years ended December 31 are as follows:

(in thousands)	
2008	**$6,004**
2007	5,547
2006	5,209

POSTRETIREMENT MEDICAL BENEFITS PLAN: TSYS provides certain medical benefits to qualified retirees through a postretirement medical benefits plan, which is immaterial to the Company's consolidated financial statements. The measurement of the benefit expense and accrual of benefit costs associated with the plan do not reflect the effects of the 2003 Medicare Act. Additionally, the benefit expense and accrued benefit cost associated with the plan, as well as any potential impact of the effects of the 2003 Medicare Act, are not significant to the Company's consolidated financial statements.

NOTE 20 Segment Reporting, including Geographic Area Data and Major Customers

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 (SFAS No. 131), *"Disclosures about Segments of an Enterprise and Related Information."* SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic area data and major customers.

As a result of the spin-off and the associated spin-related costs, the Company revised its segment information to reflect the information that the chief operating decision maker (CODM) uses to make resource allocations and strategic decisions. The CODM at TSYS consists of the chairman of the board and chief executive officer, the president and the senior executive vice presidents. During the second quarter of 2008, TSYS reorganized and renamed its operating segments in a manner that reflects the way the CODM views the business. The new operating segments are North America Services segment, Global Services segment and Merchant Services segment. As part of the reorganization, TSYS reclassified the segment results for TSYS de México from Global Services to North America Services to reflect the change.

In November 2008, TSYS acquired Infonox, to provide valuable new acceptance capabilities utilizing PCs, kiosks, ATMs, mobile devices and Web interfaces to process checks, conduct debit and credit transactions, process instant loans, facilitate bill payments, execute money transfers, issue and dispense prepaid cards and more. Refer to Note 22 for more information on Infonox. Since the acquisition, TSYS has included the financial results of Infonox in the Merchant Services segment.

In November 2006, TSYS acquired 55% of TSYS Managed Services to deliver a comprehensive range of managed services to financial institutions across Europe, the Middle East and Africa. Refer to Note 22 for more information on TSYS Managed Services. Since the acquisition, TSYS has included the financial results of TSYS Managed Services in the Global Services segment.

In July 2006, TSYS acquired TSYS Card Tech, increasing TSYS' card issuing and merchant acquiring capabilities and extending TSYS' geographic reach to Asia Pacific, Europe, the Middle East and Africa. Since the acquisition, TSYS has included the financial results of TSYS Card Tech in the Global Services segment.

In April 2006, TSYS renamed Vital Processing Services, L.L.C. as TSYS Acquiring.

Through online accounting and electronic payment processing systems, TSYS provides electronic payment processing services and other related services to card-issuing institutions in the United States and internationally. The North America Services segment includes electronic payment processing services and other services provided from within the United States.

The Global Services segment includes electronic payment processing services and other services from outside the United States.

The Company believes the terms and conditions of transactions between the segments are comparable to those which could have been obtained in transactions with unaffiliated parties.

(in thousands) **Operating Segments**	**North America Services**	**Global Services**	**Merchant Services**	**Spin-Related Costs**	**Consolidated**
2008					
Revenues before reimbursable items	$ 973,746	307,361	234,467	—	$1,515,574
Intersegment revenues	(20,677)	(1,658)	(1,181)	—	(23,516)
Revenues before reimbursable items from external customers	$ 953,069	305,703	233,286	—	$1,492,058
Total revenues	$1,353,863	318,534	298,792	—	$1,971,189
Intersegment revenues	(29,742)	(1,658)	(1,181)	—	(32,581)
Revenues from external customers	$1,324,121	316,876	297,611	—	$1,938,608
Depreciation and amortization	$ 98,403	33,490	27,797	—	$ 159,690
Intersegment expenses	$ 9,920	(12,217)	(30,283)	—	$ (32,580)
Segment operating income	$ 268,733	48,362	65,595	(11,140)	$ 371,550
Income before income taxes, minority interest and equity income of equity investments	$ 266,441	55,983	66,116	(11,140)	$ 377,400
Income tax expense	$ 92,217	19,209	23,711	(3,342)	$ 131,795
Equity in income of equity investments	$ 2,145	3,926	—	—	$ 6,071
Net income	$ 176,369	39,124	42,405	(7,798)	$ 250,100
Identifiable assets	$1,416,188	324,313	212,779	—	$1,953,280
Intersegment eliminations	(402,051)	(977)	—	—	(403,028)
Total assets	$1,014,137	323,336	212,779	—	$1,550,252

(in thousands) Operating Segments	North America Services	Global Services	Merchant Services	Spin-Related Costs	Consolidated
2007					
Revenues before reimbursable items	$ 978,416	243,226	231,947	—	$1,453,589
Intersegment revenues	(23,474)	(1,187)	(805)	—	(25,466)
Revenues before reimbursable items from external customers	$ 954,942	242,039	231,142	—	$1,428,123
Total revenues	$1,294,096	253,498	292,118	—	$1,839,712
Intersegment revenues	(31,884)	(1,187)	(805)	—	(33,876)
Revenues from external customers	$1,262,212	252,311	291,313	—	$1,805,836
Depreciation and amortization	$ 101,575	24,213	26,680	—	$ 152,468
Intersegment expenses	$ 13,128	(16,163)	(30,836)	—	$ (33,871)
Segment operating income	$ 258,256	44,083	64,698	(13,526)	$ 353,511
Income before income taxes, minority interest and equity income of equity investments	$ 281,935	42,845	66,437	(13,526)	$ 377,691
Income tax expense	$ 97,020	14,137	23,412	9,099	$ 143,668
Equity in income of equity investments	$ 3,498	1,898	—	—	$ 5,396
Net income	$ 188,413	28,630	43,025	(22,625)	$ 237,443
Identifiable assets	$1,271,116	319,279	197,230	—	$1,787,638
Intersegment eliminations	(305,853)	(1,526)	(1,226)	—	(308,618)
Total assets	$ 965,263	317,753	196,004	—	$1,479,020

(in thousands) Operating Segments	North America Services	Global Services	Merchant Services	Spin-Related Costs	Consolidated
2006					
Revenues before reimbursable items	$1,057,257	158,608	237,786	—	$1,453,651
Intersegment revenues	(18,130)	(956)	(132)	—	(19,218)
Revenues before reimbursable items from external customers	$1,039,127	157,652	237,654	—	$1,434,433
Total revenues	$1,349,797	183,425	282,108	—	$1,815,330
Intersegment revenues	(27,071)	(956)	(132)	—	(28,159)
Revenues from external customers	$1,322,726	182,469	281,976	—	$1,787,171
Depreciation and amortization	$ 137,093	20,489	27,312	—	$ 184,894
Intersegment expenses	$ 22,476	(18,784)	(31,791)	—	$ (28,099)
Segment operating income	$ 283,396	16,236	57,450	—	$ 357,082
Income before income taxes, minority interest and equity income of equity investments	$ 295,303	16,958	59,593	—	$ 371,854
Income tax expense	$ 97,497	5,818	22,867	—	$ 126,182
Equity in income of equity investments	$ —	4,243	—	—	$ 4,243
Net income	$ 198,694	13,743	36,726	—	$ 249,163
Identifiable assets	$1,517,299	308,713	210,117	—	$2,036,129
Intersegment eliminations	(400,957)	(894)	(37)	—	(401,888)
Total assets	$1,116,342	307,819	210,080	—	$1,634,241

Revenues for North America Services and Merchant Services include electronic payment processing services and other services provided from the United States to clients domiciled in the United States or other countries. Revenues for Global Services include electronic payment processing services and other services provided from facilities outside the United States to clients based predominantly outside the United States.

GEOGRAPHIC AREA DATA: The Company maintains property and equipment, net of accumulated depreciation and amortization, in the following geographic areas:

(in millions)	At December 31, 2008	2007
United States	**$216.0**	208.3
Europe	**54.1**	70.3
Japan	**3.5**	1.9
Other	**6.6**	2.6
Totals	**$280.2**	283.1

The following geographic area data represents revenues for the years ended December 31 based on the domicile of the Company's customers:

(in millions)	2008	%	2007	%	2006	%
United States	**$1,470.0**	**75.8**	$1,400.2	77.5	$1,482.1	82.9
Europe	**269.1**	**13.9**	211.8	11.7	158.8	8.9
Canada	**127.1**	**6.5**	126.8	7.0	102.0	5.7
Japan	**33.9**	**1.8**	24.5	1.4	18.6	1.0
Mexico	**13.4**	**0.7**	14.0	0.8	12.3	0.7
Other	**25.1**	**1.3**	28.5	1.6	13.4	0.8
Totals	**$1,938.6**	**100.0**	$1,805.8	100.0	$1,787.2	100.0

GEOGRAPHIC AREA REVENUE BY OPERATING SEGMENT: The following table reconciles segment revenue to revenues by geography for the years ended December 31:

	North America Services			Global Services			Merchant Services		
(in millions)	**2008**	2007	2006	**2008**	2007	2006	**2008**	2007	2006
United States	**$1,173.6**	1,109.8	1,201.3	**$ 0.2**	0.5	—	**$296.2**	289.9	280.8
Europe	**0.9**	1.7	1.5	**268.2**	210.1	157.3	**—**	—	—
Canada	**126.5**	126.2	101.5	**—**	—	—	**0.6**	0.6	0.5
Japan	**—**	—	—	**33.9**	24.5	18.6	**—**	—	—
Mexico	**13.4**	14.0	12.3	**—**	—	—	**—**	—	—
Other	**9.7**	10.5	6.1	**14.6**	17.2	6.6	**0.8**	0.8	0.7
Totals	**$1,324.1**	1,262.2	1,322.7	**$316.9**	252.3	182.5	**$297.6**	291.3	282.0

MAJOR CUSTOMERS: For the years ended December 31, 2008, 2007 and 2006, the Company had three major customers which accounted for approximately 32.4%, 32.4% and 39.2%, respectively, of total revenues. Revenues from the major customers for the years ended December 31, 2008, 2007 and 2006, respectively, are primarily attributable to the North America Services segment and the Merchant Services segment.

	Years Ended December 31,					
	2008		2007		2006	
Revenue (in millions)	**Dollars**	**% of Total Revenues**	Dollars	% of Total Revenues	Dollars	% of Total Revenues
Client 1	**$324.9**	**16.8**	$236.1	13.1	$ 84.9	4.8
Client 2	**220.3**	**11.4**	213.3	11.8	434.2	24.3
Client 3	**82.3**	**4.2**	136.3	7.5	181.0	10.1
Totals	**$627.5**	**32.4**	$585.7	32.4	$700.1	39.2

NOTE 21 Supplemental Cash Flow Information

Nonvested Share Awards

During 2008, the Company issued 697,911 shares of TSYS common stock with a market value of $15.3 million to certain key employees and non-management members of its Board of Directors under nonvested stock bonus awards for services to be provided in the future by such officers, directors and employees.

During 2007, the Company issued 241,260 shares of TSYS common stock with a market value of $7.6 million to certain key employees and non-management members of its Board of Directors under nonvested stock bonus awards for services to be provided in the future by such officers, directors and employees.

During 2006, the Company issued 275,150 shares of common stock with a market value of $6.7 million to certain key employees under nonvested shares for services to be provided in the future by such employees. During the first quarter of 2006, the Company issued 150,775 shares of common stock with a market value of $3.0 million. These shares are issued to certain key executive officers and non-management members of its Board of Directors under nonvested awards for services to be provided in the future by such officers and directors.

Equipment Acquired Under Capital Lease Obligations

The Company acquired equipment under capital lease in the amount of $18.1 million, $4.8 million and $3.8 million related to computer equipment and software in 2008, 2007 and 2006, respectively.

NOTE 22 Acquisitions

Infonox on the Web

The Company acquired Infonox on November 4, 2008 for approximately $50.3 million, with contingent payments over the next three years of up to $25 million based on performance. The Company has engaged a third-party valuation firm to identify and value acquisition intangibles. Infonox provides payment products on self-service and full-service transaction touch points in the gaming, banking and retail markets. The company delivers, manages, operates and supports services for several large publicly traded companies. The acquisition will add new payment technology and acceptance capabilities. Infonox is based in Sunnyvale, California, with an office in Pune, India.

The preliminary purchase price allocation is presented below:

(in thousands)	
Cash and cash equivalents	$ 899
Intangible assets	21,500
Goodwill	28,395
Other assets	3,389
Total assets acquired	54,183
Other liabilities	3,904
Total liabilities assumed	3,904
Net assets acquired	50,279

Revenues associated with Infonox are included in merchant acquiring services and are included in Merchant Services for segment reporting purposes.

The pro forma impact of the Infonox acquisition on revenues and net income for periods prior to the acquisition was not material.

Aircraft Enterprise

CB&T and another company for years have jointly owned an enterprise that operated corporate aircraft for their internal use. CB&T owned an 80% interest in the enterprise. The arrangement allowed each entity access to the aircraft and each entity would pay for its usage of the aircraft. Each quarter, the net operating results of the enterprise would be shared among CB&T and the other company based on their respective ownership percentage. As a majority owned subsidiary of CB&T, TSYS had full access to the aircraft and hangar.

Prior to the completion of the spin-off, TSYS acquired a 45% ownership interest in the business enterprise for approximately $12.1 million, of which $9.7 million was paid to CB&T. TSYS will use the equity method of accounting for the enterprise.

TSYS Managed Services

On November 16, 2006, TSYS announced an agreement with Merchants, a customer-contact company, and a wholly owned subsidiary of Dimension Data, to deliver a comprehensive range of managed services to financial institutions across Europe, the Middle East and Africa. The agreement combines the call-center capabilities of Merchants with TSYS' special business unit, both of which specialize in customer-servicing operations, including back-office, cross-selling and up-selling activities for financial institutions engaged in card issuing and merchant acquiring. The new venture is called TSYS Managed Services EMEA Ltd. and includes existing Merchants centers that comprise more than 200 seats in Milton Keynes, England, near London, and Barneveld, The Netherlands, near Amsterdam. TSYS paid an aggregate consideration of approximately $2.5 million, including direct acquisition costs.

Prior to the new agreement, TSYS contracted with Merchants to provide these services to TSYS' international clients. TSYS consolidated TSYS Managed Services' balance sheet and results of operations, as of November 16, 2006. The Company recorded the acquisition of majority ownership as a business combination requiring the Company to allocate the purchase price for the assets acquired and liabilities assumed based upon their relative fair values. The Company has allocated $625,000 to goodwill related to TSYS Managed Services.

The acquisition of TSYS Managed Services allows TSYS to deliver the same managed services to clients in Europe and the broader region as it does to its domestic clients. TSYS Managed Services operates as a separate, majority owned subsidiary of TSYS. Revenues associated with TSYS Managed Services are included in Global Services for segment reporting purposes.

The pro forma impact of the TSYS Managed Services acquisition on revenues and net income for periods prior to the acquisition was not material.

TSYS Card Tech

On July 11, 2006, TSYS acquired Card Tech, Ltd., a privately owned London-based payments firm, and related companies, increasing TSYS' electronic payment processing and merchant acquiring capabilities and extending its geographic reach to Asia Pacific, Europe, the Middle East and Africa. TSYS paid an aggregate consideration of approximately $59.5 million, including direct acquisition costs.

Card Tech, Ltd. was established in 1989 and maintains service centers in London, England; Dubai, United Arab Emirates; Nicosia, Cyprus; Kuala Lumpur, Malaysia; and Noida, India.

Card Tech has implemented its payments software for six of the 25 largest global banks and three of the largest global card issuers. Worldwide, the company has approximately 190 clients from 70 countries — primarily banks. Its applications are certified by all of the major global payment networks. TSYS formed and/or acquired five companies in connection with the Card Tech, Ltd. acquisition, which the Company collectively refers to as TSYS Card Tech.

The acquisition of TSYS Card Tech allows TSYS to expand its service offerings and enter into new markets. TSYS Card Tech's software applications are utilized globally. TSYS Card Tech offers a server-based system with an established global footprint for comprehensive issuing and acquiring services. TSYS Card Tech offers products and services for installment loans, credit, debit, merchant acquiring and prepaid payment platforms in addition to fraud, risk management, authorizations, chargebacks, e-commerce and m-commerce solutions designed for the bankcard market. TSYS Card Tech's applications are browser-based, multilingual, multicurrency and multi-country (including double-byte-enabled).

TSYS consolidated TSYS Card Tech's balance sheet and results of operations, as of July 11, 2006. The final purchase price allocation is presented below:

(in thousands)	
Cash and cash equivalents	$ 4,265
Intangible assets	19,100
Goodwill	32,700
Other assets	12,095
Total assets acquired	68,160
Other liabilities	8,693
Total liabilities assumed	8,693
Net assets acquired	$59,467

Revenues associated with TSYS Card Tech are included in electronic payment processing services and are included in Global Services for segment reporting purposes.

The pro forma impact of the TSYS Card Tech acquisition on revenues and net income for periods prior to the acquisition was not material.

NOTE 23 Synovus Spin-off of TSYS

In July 2007, Synovus' Board of Directors appointed a special committee of independent directors to make a recommendation with respect to whether to distribute Synovus' ownership interest in TSYS to Synovus' shareholders. As a result, the TSYS Board of Directors formed a special committee of independent TSYS directors to consider the terms of any proposed spin-off by Synovus of its ownership interest in TSYS, including the size of the pre-spin cash dividend.

On October 25, 2007, the Company entered into an agreement and plan of distribution with Synovus, under which Synovus planned to distribute all of its shares of TSYS common stock in a spin-off to Synovus shareholders. Under the terms and conditions of the agreement, TSYS would become a fully independent company, allowing for broader diversification of the Company's shareholder base, more liquidity of the Company's shares and additional investment in strategic growth opportunities and potential acquisitions.

In accordance with the agreement and plan of distribution by and among TSYS, Synovus and CB&T, on November 30, 2007, TSYS entered into a Transition Services Agreement, an Employee Matters Agreement, an Indemnification and Insurance Matters Agreement, a Master Confidential Disclosure Agreement and an

Assignment and Assumption Agreement with Synovus. On November 30, 2007, TSYS also entered into a Tax Sharing Agreement with CB&T and Synovus. On November 30, 2007, TSYS, Synovus and CB&T also entered into an amendment to the Distribution Agreement which clarified that the effective time of the spin-off transaction would be prior to the close of business on December 31, 2007.

Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders, including Synovus. The per share amount of the $600 million special cash dividend was determined to be $3.0309 per share, based on the number of TSYS shares outstanding as of the close of business on December 17, 2007, the record date. TSYS funded the dividend with a combination of cash on hand and the use of a revolving credit facility. Refer to Note 11 for more information on the revolving credit facility.

Synovus distributed .483921 of a share of TSYS common stock on December 31, 2007 for each share of Synovus common stock outstanding on December 18, 2007, the record date.

The spin-off was completed on December 31, 2007. TSYS incurred expenses associated with advisory and legal services in connection with the spin-off assessment. TSYS also incurred expenses for the incremental fair value associated with converting Synovus stock options held by TSYS employees to TSYS options. Expenses associated with the spin-off for the years ended December 31, 2008 and 2007 are as follows:

(in millions)	**2008**	2007
Incremental value of converting Synovus stock options to TSYS stock options	**$ 7**	6
Other operating expenses	**4**	8
Total operating expenses	**11**	14
Tax impact*	**(3)**	(2)
Total operating expenses, net of tax impact	**8**	12
Income taxes related to deconsolidation	**—**	11
Total	**$ 8**	23

* Certain expenses in a re-organization, such as the spin-off, are not deductible for tax purposes. A majority of the expenses in 2007 are not deductible.

With the completion of the spin-off, the TSYS Board of Directors extended to April 2010 TSYS' current share repurchase program that was set to expire in April 2008 and increased the number of shares that may be repurchased under the plan from 2 million to 10 million.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Total System Services, Inc.:

We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows, and shareholders' equity and comprehensive income for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 18 to the consolidated financial statements, effective January 1, 2007, the Company adopted the recognition and disclosure provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.*

As discussed in Note 16 to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Total System Services, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Atlanta, Georgia
February 26, 2009

Management's Report on Internal Control Over Financial Reporting

The management of Total System Services, Inc. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company maintains accounting and internal control systems which are intended to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with management's authorization and accounting records are reliable for preparing financial statements in accordance with accounting principles generally accepted in the United States.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, risk.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in *Internal Control — Integrated Framework.*

The Company acquired Infonox on the Web (Infonox) during 2008, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, Infonox's internal control over financial reporting associated with 1.7% of total consolidated assets and 0.1% of total consolidated revenues included in the consolidated financial statements of Total System Services, Inc. and subsidiaries as of and for the year ended December 31, 2008.

Based on our assessment management believes that, as of December 31, 2008, the Company's internal control over financial reporting is effective based on those criteria.

KPMG LLP, the independent registered public accounting firm who audited the Company's consolidated financial statements, has issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2008 that appears on page 85 hereof.

Philip W. Tomlinson
Chairman of the Board &
Chief Executive Officer

James B. Lipham
Senior Executive Vice President &
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors
Total System Services, Inc.:

We have audited Total System Services, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Total System Services, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Total System Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Total System Services, Inc. acquired Infonox on the Web (Infonox) during 2008, and management excluded from its assessment of the effectiveness of Total System Services, Inc.'s internal control over financial reporting as of December 31, 2008, Infonox's internal control over financial reporting associated with 1.7% of total consolidated assets and 0.1% of total consolidated revenues included in the consolidated financial statements of Total System Services, Inc. and subsidiaries as of and for the year ended December 31, 2008. Our audit of internal control over financial reporting of Total System Services, Inc. also excluded an evaluation of the internal control over financial reporting of Infonox.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows, and shareholders' equity and comprehensive income, for each of the years in the three-year period ended December 31, 2008, and our report dated February 26, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Atlanta, Georgia
February 26, 2009

Quarterly Financial Data (Unaudited), Stock Price, Dividend Information

TSYS' common stock trades on the New York Stock Exchange (NYSE) under the symbol "TSS." Price and volume information appears under the abbreviation "TotlSysSvc" in NYSE daily stock quotation listings. As of February 19, 2009, there were 32,378 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

The fourth quarter dividend of $0.07 per share was declared on December 3, 2008, and was paid January 2, 2009, to shareholders of record on December 18, 2008. Total dividends declared in 2008 and in 2007 amounted to $55.4 million and $655.3 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 2008, 2007 and 2006.

(in thousands, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008	**Revenues**	**$461,723**	**483,113**	**500,392**	**493,380**
	Operating income	**86,775**	**97,647**	**95,908**	**91,220**
	Net income	**56,614**	**63,084**	**64,074**	**66,328**
	Basic earnings per share	**0.29**	**0.32**	**0.33**	**0.34**
	Diluted earnings per share	**0.29**	**0.32**	**0.33**	**0.34**
	Cash dividends declared	**0.07**	**0.07**	**0.07**	**0.07**
	Stock prices:				
	High	**29.50**	**26.62**	**23.15**	**16.47**
	Low	**18.76**	**22.14**	**14.30**	**10.36**
	Close	**23.66**	**22.22**	**16.40**	**14.00**
2007	Revenues	$ 429,603	460,155	457,565	458,513
	Operating income	85,679	95,916	91,219	80,697
	Net income	57,273	65,688	68,802	45,680
	Basic earnings per share	0.29	0.33	0.35	0.23
	Diluted earnings per share	0.29	0.33	0.35	0.23
	Cash dividends declared	0.07	0.07	0.07	3.10
	Stock prices:				
	High	33.09	35.05	30.01	30.99
	Low	25.48	29.00	26.68	24.35
	Close	31.85	29.51	27.78	28.00
2006	Revenues	$ 412,290	429,165	441,815	503,901
	Operating income	71,857	84,731	72,257	128,237
	Net income	50,393	57,406	54,306	87,058
	Basic earnings per share	0.26	0.29	0.28	0.44
	Diluted earnings per share	0.26	0.29	0.28	0.44
	Cash dividends declared	0.06	0.07	0.07	0.07
	Stock prices:				
	High	20.79	20.76	24.02	26.61
	Low	18.54	17.92	17.87	22.40
	Close	19.92	19.25	22.83	26.39

STOCK PERFORMANCE GRAPH

The following graph compares the yearly percentage change in cumulative shareholder return on TSYS stock with the cumulative total return of the Standard & Poor's 500 Index and the Standard & Poor's Systems Software Index for the last five fiscal years (assuming a $100 investment on December 31, 2003 and reinvestment of all dividends).

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN AMONG TSYS, THE S&P 500 INDEX AND THE S&P SYSTEMS SOFTWARE INDEX



$160
$140
$120
$100
$80
$60
$40
$20
$0
2003
2004
2005
2006
2007
2008
Total System Services, Inc.
S&P 500
S&P Systems Software

	2003	2004	2005	2006	2007	2008
TSYS	$100	$ 79	$ 65	$ 87	$104	$53
S&P 500	$100	$111	$116	$135	$142	$90
S&P SS	$100	$108	$104	$122	$147	$92

shareholder information

Corporate Headquarters
TSYS
One TSYS Way
P.O. Box 2567
Columbus, GA 31902-2567
www.tsys.com
+1.706.649.2310

Stock Trading Information
TSYS common stock is traded as "TSS" on the New York Stock Exchange (NYSE). Price and volume information appear under the abbreviation "TotlSysSvc" in NYSE daily stock quotation listings.

Dividend Reinvestment and Direct Stock Purchase Plan
The TSYS Dividend Reinvestment and Direct Stock Purchase Plan ("Plan") provides a comprehensive package of services designed to make investing in TSYS stock easy, convenient and more affordable. You may request information about the Plan over the phone at +1.866.204.8467.

New Investors
You can join the Plan by making an initial investment of at least $250, which includes an enrollment fee of $15.

TSYS Shareholders
You can participate by submitting a completed enrollment form. If your shares are held in a brokerage account, you must first register some or all of your shares in your name.

Dividend Reinvestment
You can invest all or a part of your cash dividends to accumulate more shares without paying fees.

Optional Cash Investments
You can purchase additional shares by investing between $50 at any one time and $250,000 in total per calendar year. If you wish, we can withdraw funds automatically from your bank account each month to purchase shares. Purchases are made weekly, or more often if volume dictates. Fees are lower than those typically charged by the financial services industry.

Safekeeping
You can deposit your certificates with us for safekeeping at no cost to you. You can request a certificate any time at no cost.

Gifts and Transfers of Shares
You can make gifts or transfers to others. Contact BNY Mellon Shareowner Services at +1.866.204.8467 or your investment advisory firm for more information.

Sale of Shares
You can sell some or all of your shares when you choose at fees lower than those typically charged by the financial services industry. Shares are sold weekly, or more often if volume dictates. For an enrollment package, contact our automated request line at +1.866.204.8467.

Form 10-K
A copy of the company's 2008 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge upon written request to Investor Relations at the address below:

TSYS Investor Relations
P.O. Box 2567
Columbus, GA 31902-2567
ir@tsys.com

Annual Shareholders' Meeting
The Annual Meeting of Shareholde
will be held on April 29, 2009, at 10 a.m. EDT at the TSYS Riverfront Campus Auditorium in Columbus, Georgia.

Independent Auditors
KPMG LLP
Atlanta, Georgia

Investor Relations
Analysts, investors and others seek
additional information not availabl
tsys.com should contact:

Shawn Roberts
TSYS Investor Relations
P.O. Box 2567
Columbus, GA 31902-2567
+1.706.644.6081
shawnroberts@tsys.com

Current shareholders requiring assistance should contact BNY Mellon Shareowner Services:

P.O. Box 358015
Pittsburgh, PA 15252-8015

Registered Mail or
Overnight Delivery:
480 Washington Blvd.
Jersey City, NJ 07310-1900

Telephone Inquiries:
+1.866.204.8467

Internet:
www.bnymellon.com/shareowner/i

ONLINE ACCESS

Online Services at tsys.com
You can purchase your initial shares online at tsys.com. TSYS makes it easy and convenient to get current information on your shareholder account any time.

You will have access to:
- View account status
- Purchase or sell shares
- View book-entry information
- Request certificate issuance
- Establish or change your PIN
- View payment history for dividends
- Make address changes
- Obtain a duplicate 1099 tax form
- Request a dividend check replacement
- Receive annual meeting materials electronically

FORM 10-K AND NYSE CERTIFICATIONS

TSYS has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its 2008 Annual Report on Form 10-K. We have also submitted to the NYSE in 2008 the Chief Executive Officer's annual certification that he is not aware of any violation by the company of the NYSE corporate-governance listing standards.

Cautionary language regarding forward-looking statements:
This annual report to shareholders contains forward-looking statements, which by their nature involve risks and uncertainties. Please refer to TSYS' Annual Report on Form 10-K filed with the Securities and Exchange Commission for information concerning forward-looking statements, under the caption "Safe Harbor Statement," and for a description of certain factors that may cause actual results to differ from goals referred to in this report or contemplated by such statements.

NYSE: TSS

TSYS®
One TSYS Way
P.O. Box 2567
Columbus, GA 31902-2567
+1.706.649.2310

www.tsys.com